ALEXANDRIA REAL ESTATE EQUITIES, INC.

2012 Annual Report

In 2012, Alexandria Real Estate Equities, Inc. (NYSE: ARE) celebrated its 15th anniversary as a publicly traded company on the New York Stock Exchange.









ALEXANDRIA®

ALEXANDRIA REAL ESTATE EQUITIES, INC. (NYSE: ARE), a self-administered and self-managed real estate investment trust (REIT), is the largest and leading investment-grade REIT focused principally on owning, operating, developing, redeveloping, and acquiring high-quality, sustainable real estate for the broad and diverse life science industry. Founded in 1994, Alexandria was the first REIT to identify and pursue the laboratory niche and has since had the first-mover advantage in the core life science cluster locations, including Greater Boston; the San Francisco Bay Area; San Diego; New York City; Seattle; Suburban Washington, D.C.; and Research Triangle Park. Alexandria's high-credit client tenants span the life science industry, including renowned academic medical research centers, multinational pharmaceutical companies, public and private biotechnology entities, U.S. government research agencies, medical device companies, industrial biotechnology companies, venture capital firms, and life science product and service companies. Approximately 47% of Alexandria's total annualized base rent comes from investment-grade client tenants. As the recognized real estate partner of the life science industry, Alexandria has a superior track record in driving client tenant productivity, collaboration, and innovation through its CBD locations adjacent to leading academic medical research centers, best-in-class laboratory and office space, unparalleled life science real estate expertise and services, and longstanding and expansive network in the life science community. We believe these advantages result in higher occupancy levels, longer lease terms, higher rental income, higher returns, and greater long-term asset value.

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COVER

1.
1994 Jerry M. Sudarsky and Joel S. Marcus found Alexandria, the first REIT to focus principally on the life science industry

2.
1994 Alexandria acquires its first properties, which are located in Torrey Pines, San Diego

3.
1996 Alexandria acquires its first assets in the Seattle market

4.
1996 Alexandria expands into the Suburban Washington, D.C. market

5.
1996 Joel S. Marcus founds Alexandria Venture Investments, Alexandria's strategic venture arm that actively invests in the broad and diverse life science sector

6.
1997 Alexandria executes an initial public offering, trading on the New York Stock Exchange under the ticker symbol "ARE"

7.
1997 Alexandria enters the Greater Boston market

8.
1997 Alexandria enters the Research Triangle Park market

9.
1998 Alexandria establishes a highly unique life science team with strong business expertise that is fully integrated with Alexandria's client tenants and the broad life science community

10.
1999 Alexandria completes its first ground-up development, which is located in Torrey Pines, San Diego

11.
1999 Alexandria enters the San Francisco Bay Area market

12.
1999 Joel Marcus wins the Ernst & Young "Entrepreneur of the Year" Award

13.
2001 Alexandria's Seattle client tenant, Dr. Leland H. Hartwell, is awarded the Nobel Prize in Medicine for his revolutionary discovery of key regulators of the cell cycle

14.
2002 Alexandria launches its first proprietary product, the Science Hotel®, which was designed for leading early-stage life science companies

15.
2002 Alexandria's San Diego client tenant, Dr. Sydney Brenner, is awarded a Nobel Prize in Medicine for discoveries concerning genetic regulation of organ development and programmed cell death

16.
2002 Nobel Prize winner Dr. Phillip Sharp founds Alnylam Pharmaceuticals, Inc., a revolutionary company focused on RNAi therapeutics, and locates it in an Alexandria facility in Cambridge, Massachusetts







ARE
LISTED
NYSE
ALEXANDRIA






Ernst & Young
Entrepreneur
Of The Year





IN 2012, Alexandria Real Estate Equities, Inc. (NYSE: ARE) celebrated its 15th anniversary as a publicly traded real estate investment trust on the New York Stock Exchange. This significant milestone is a testament to the Company's unrivaled and enduring business model in its highly unique niche, as exemplified by:

- Class A assets
- Core, central-business-district, high-barrier-to-entry markets
- High-credit client tenants
- Strong client tenant retention rate of approximately 85%
- Unique ability to create value through strategic development and redevelopment projects
- Deep and longstanding life science network
- Best-in-class team
- Leading industry position – Landlord of Choice to the Life Science Industry®

Letter to Stakeholders

WE WERE HONORED AND PROUD to ring the closing bell at the New York Stock Exchange (NYSE) on July 13, 2012, to celebrate our 15th anniversary as a NYSE-listed real estate investment trust (REIT). When Jerry and I started this Company, we believed we had identified a new niche. Looking back, now that Alexandria is publicly traded and investment-grade-rated, it is clear that we were correct. Alexandria has a great business in a highly unique niche that is signified by our Class A assets in core, central-business-district (CBD), high-barrier-to-entry markets; among the highest-credit client tenants of our REIT peers and an unparalleled client tenant retention rate of approximately 85%; a rare ability to create value through developments and redevelopments in our core cluster locations; a best-in-class team of life science and real estate experts; and a world-class brand that is founded on deep, meaningful, and longstanding partnerships with the life science industry.

"Alexandria has a great business in a highly unique niche"

Alexandria had a very solid year of operating performance and balance sheet management in 2012. From a balance sheet perspective, this year represented the culmination of the Alexandria team's diligent efforts toward becoming an investment-grade-rated company. The transition of Alexandria's balance sheet began in 2007 with the strategic improvement of the Company's long-term capital structure, credit profile, cost of capital, and valuation. Before the financial crisis, our balance sheet leverage and credit profile were reasonable for a company with a significant focus on ground-up development projects and conversion of non-laboratory space to laboratory space through redevelopment. The severe worldwide financial crisis that began in 2008 significantly elevated the importance of our long-term strategic goals. Balance sheet leverage, credit profile, and debt-to-EBITDA assumed heightened importance in our industry and it became imperative that our Company improve these metrics. Thus, since 2007, Alexandria has executed a series of strategic initiatives that culminated in achieving investment-grade ratings in July 2011 and executing its debut bond offering in February 2012. With over $2 billion of demand, we were able to issue 10-year unsecured senior notes payable aggregating $550 million with a very attractive interest rate of 4.6%. Since that initial issuance, the solid performance of Alexandria's bonds has demonstrated the market's comfort with the Company's balance sheet. Our balance sheet strategy continues to focus on achieving our



JOEL S. MARCUS
Chairman of the Board,
Chief Executive Officer,
and Founder

leverage target of net debt to adjusted EBITDA of approximately 6.5x by December 31, 2013, by funding our development and redevelopment projects in 2013 with leverage-neutral sources of capital, and by continuing to execute our asset recycling program to reduce outstanding debt and to reinvest capital into Class A, CBD locations, adjacent to leading academic medical research centers.

With respect to the asset side of the balance sheet, in 2012, Alexandria continued to demonstrate its leadership in each of its core, CBD, and urban clusters. As the pioneer of the Labspace® niche in 1994, Alexandria has accumulated and created Class A assets in key magnet "brain trust" clusters proximate to leading academic medical research centers. Although challenging macroeconomic headlines planted seeds of doubt in some observers regarding the health and future growth of the life science industry, Alexandria has continued to attract high-credit client tenants to its best-in-class assets in irreplaceable locations. In addition, Alexandria has chosen to create value by strategically allocating capital primarily to Class A development and redevelopment projects, which have attracted high-credit client tenants at very solid rental rates and long-term leases. In a marketplace where, for many REITs, acquiring assets has proven difficult, and in many instances uneconomical, we believe our development and redevelopment strategy generates greater long-term value for our investors.

Fifteen years after becoming a publicly traded company, we continue to manage Alexandria in an integrated manner with a long-term focus on creating value for our stakeholders. Looking ahead, we hope investors focus on Alexandria's fundamentals as a high-quality, innovative company with a unique built-in platform for growth.

Investment-Grade Balance Sheet

BEGINNING IN 2007, the Alexandria team took important steps to improve the Company's credit profile and achieve its investment-grade ratings. One of the initial efforts was to reduce its balance sheet leverage, which we were able to accomplish organically through the delivery of operating cash flows from development and redevelopment projects as well as through the sales of non-income-producing land parcels in Mission Bay, San Francisco. The other principal objective was the substantial reduction of debt and extension of maturity dates. The achievement of our investment-grade ratings in July 2011 was the culmination of these strategic steps.

In February 2012, we successfully executed our debut bond offering. As noted, the demand for our bonds was very strong, which allowed us to issue 10-year, 4.6% unsecured senior notes payable aggregating $550 million. This provided the Company with another important source of capital to fund its investment in best-in-class real estate.

In addition to accessing the bond market, we successfully utilized diverse sources of capital that we believe are strategically important to our long-term capital structure. These sources of capital include embedded equity in our own portfolio through real estate asset dispositions; project-level secured financing for construction projects; substantial capacity under our $1.5 billion unsecured line of credit; joint venture capital; preferred stock; and limited common stock issuance through our "at the market" common stock offering program.

Going forward, our balance sheet strategy continues to focus on our leverage target of net debt to adjusted EBITDA of approximately 6.5x by December 31, 2013. Our strategy to meet this target includes the delivery of meaningful net operating income from significantly pre-leased development and redevelopment projects as well as the disciplined execution of our asset recycling program. Proceeds from asset sales will be used to reduce outstanding debt and for reinvestment into Class A, CBD, and urban locations adjacent to leading academic medical research centers. As of March 31, 2013, we had completed all significant sales of income-producing assets targeted for 2013. The income-producing assets sold in the first quarter of 2013 generated unlevered internal rates of return ranging from 10% to 13% during our ownership period. For the remainder of 2013, we will continue to focus on these sales. Coupled with delivering significant net operating income from substantially leased development and redevelopment projects – which are located principally in these high-value markets – we expect to also lower non-income-producing assets as a percentage of gross real estate to a range from 15% to 17% by December 31, 2013.

As we complete our important, long-term balance sheet objectives, we look forward to having investors focus on our Company's leading asset base and operations. Our goal for 2014 is to generate cash flows, net operating income, and FFO per share-diluted from a combination of our core operations, delivery of significantly pre-leased development and redevelopment projects, and opportunistic acquisitions.

"As we complete our important, long-term balance sheet objectives, we look forward to having investors focus on our Company's leading asset base and operations"

High-Quality Assets & Operations in Best-in-Class Locations

BEGINNING IN THE EARLY YEARS OF THE COMPANY, we believed it was critical to strategically assemble our real estate investments in key CBD locations immediately proximate to leading academic medical research centers. These institutions, which are primarily located in top intellectual hubs, generate groundbreaking discoveries that can be translated into novel, cost-effective products that save lives, manage disease, and reduce the economic burden of disease on society.

The life science industry is focused more than ever before on migrating to these key cluster locations. Biopharmaceutical companies no longer desire remote, isolated campuses in non-core markets. Striving to reinvent their business models, companies including Bayer AG, Eli Lilly and Company, Roche, Pfizer Inc., and Sanofi are strategically locating their newly created or acquired independent, nimble, and science-driven R&D units in critical urban cluster locations such as Cambridge, Mission Bay, and New York City to encourage a more efficient, innovative, and productive model for drug discovery. In addition, these CBD locations provide the best opportunity to recruit and retain high-quality talent. As a result of this migration to these key cluster locations, Alexandria has signed lease transactions with 16 of the top biopharmaceutical companies over the past five years.

In addition to the major pharmaceutical companies that are driving demand in our core submarkets, a robust set of second cohort commercial-stage biotechnology companies has increasing needs for laboratory space. Client tenants like Onyx Pharmaceuticals, Inc. and ARIAD Pharmaceuticals, Inc. represent a significant new generation of biotechnology companies that are commercializing breakthrough, high-impact, and highly successful products. These companies have looked to Alexandria to assist them with their growing life science real estate needs in core cluster locations.

With assets and operations clustered in these "brain trust" centers, Alexandria has directly benefited from the biopharmaceutical industry's migration. In 2012, we executed 187 leases for approximately 3.3 million rentable square feet, 1.1 million rentable square feet of which was related to our development and redevelopment projects. On this front, we continue to see momentum for build-to-suit opportunities in our key markets, as we are engaged in ongoing discussions with new and existing client tenants that seek to establish Class A facilities in our AAA cluster locations.

Alexandria's operational success in 2012 reflects the Company's ability to engage its client tenants in a way that is unique and differentiated in the real estate industry. We are bringing to bear our entire operating platform, including our proprietary life science underwriting team, to fully engage with our client tenants. We go beyond providing top-tier service for mission-critical facilities and enhanced amenities to support an intrinsically collaborative culture; we also assist with business development, allowing our client tenants to access and leverage our best-in-class network of life science thought leaders.

Unparalleled Team

"The Company's team members bring an impressive breadth of knowledge, understanding, and expertise in both the life science and real estate fields"

ON ITS 15TH ANNIVERSARY as a publicly traded company, Alexandria's longstanding success is a direct result of its employees. The Company's team members bring an impressive breadth of knowledge, understanding, and expertise in both the life science and real estate fields.

Our long-tenured senior management team offers an unrivaled level of leadership and experience. As of December 31, 2012, the Company's senior management had an average of more than 24 years of real estate expertise, and an average of 10 years of management experience at Alexandria alone. This in-depth expertise and experience within each cluster creates the foundation for our thorough understanding of the multifaceted real estate needs of life science companies. The combination of our strong client tenant relationships, efficient operations, and consistent performance is unique to our franchise, and is the tangible product of the commitment, stability, and experience of our senior management team and each and every employee.

We are also very proud of our accounting and finance professionals, who have produced best-in-class disclosures, which were introduced about a year ago. We expect to continue to deliver sector-leading disclosures in the years to come.

The Life Science Industry & Alexandria's High-Credit Client Tenants

THIS YEAR, I WAS ELECTED TO THE BOARD of the Foundation for the National Institutes of Health. At my first board meeting, I was reminded of the tremendous promise of the life science industry. It is hard to believe that within only a decade or so, HIV/AIDS has changed from a death sentence to a chronic condition. Today, precision medicine is having a similarly transformative impact on the life science industry. Precision medicine will help improve health outcomes by matching a patient's diagnosis and treatment strategy to that individual's unique genomic, clinical, and environmental makeup. In this way, it will boldly transform diagnosis and treatments in medicine by reducing the cost and time of R&D for new patients and ensuring that the right drug reaches the right patient at the right time. Through the collaborative cluster environments that Alexandria creates, important personalized treatments are being developed that will help reduce the high cost of delivering patient care by providing new ways to detect, diagnose, prevent, treat, and ultimately cure diseases.

The novel, breakthrough therapeutics and diagnostics that life science companies such as Alexandria's client tenants are developing today will provide the only real relief for the economic burden of disease on society. To fund this critically important innovation, the life science sector receives approximately $128 billion in annual U.S. R&D investments, which is a healthy level of investment. Of this annual amount, approximately $82 billion is invested by the biopharmaceutical industry. About $31 billion, or approximately 24% of the total investment in U.S. R&D, comes from the National Institutes of Health (NIH).

Overall, 2012 was a positive year for the pharmaceutical and biotechnology sectors. The pharmaceutical industry continues to achieve strong profits, and the 20 largest pharmaceutical companies had approximately $175 billion in cash in 2012 to fund R&D, M&A, and partnerships that strengthen pipelines. Driven by volume increases in emerging markets and an uptick in spending in developed nations (including increased patient access in 2014 due to the Affordable Care Act in the U.S.), global pharmaceutical sales are expected to reach $1.2 trillion by 2016, compared to $956 billion in 2011. Biologics are projected to account for 17% of global sales by 2016. The biotechnology industry was similarly strong in 2012; the Nasdaq Biotechnology Index was up 32% for the year.

This year saw the largest number of FDA approvals – 39 – in over a decade. We are honored to say that Alexandria's client tenants developed or launched 56% of the novel drugs approved by the FDA in 2012. One of Alexandria's Seattle client tenants, Gilead Sciences, Inc., received FDA approval for its combination HIV therapy and announced impressive Phase III data for its oral treatment for patients with hepatitis C. Additionally, Alexandria's San Francisco Bay Area client tenant Onyx Pharmaceuticals, Inc. received accelerated FDA approval for Kyprolis, a promising therapeutic for patients with multiple myeloma. Onyx Pharmaceuticals,

"Investment-grade client tenants represented 47% of Alexandria's total annualized base rent and 72% of Alexandria's top 10 client tenants by annualized base rent as of December 31, 2012"

Inc. represents a significant second generation of biotechnology companies that are commercializing breakthrough, high-impact products that will save lives and manage disease.

Alexandria's strong life science underwriting skills, long-term life science industry relationships, and sophisticated management with both real estate and life science operating expertise distinguish Alexandria from all other publicly traded REITs and real estate companies. This can be seen by Alexandria's leading percentage of investment-grade client tenants in comparison to REIT peers. Investment-grade client tenants represented 47% of Alexandria's total annualized base rent and 72% of Alexandria's top 10 client tenants by annualized base rent as of December 31, 2012. Our client tenant mix spans the life science industry, including renowned academic medical research centers, multinational pharmaceutical companies, public and private biotechnology companies, non-profit entities, U.S. government research groups, medical device companies, industrial biotechnology companies, venture capitalists, and life science product and service companies.

Corporate Social Responsibility

SINCE OUR EARLY DAYS AS A COMPANY, we have made good citizenship integral to our mission. By protecting the environment and its natural resources, by supporting leading non-profit organizations in our clusters, by helping those who faithfully serve our country, and by enabling scientific breakthroughs via our world-class facilities and services, we work every day to make a difference in our communities.

Each year, the Alexandria team dedicates time, effort, and resources to the following strategic areas:

SUSTAINABILITY

Improving the workplace environment and reducing our environmental footprint through sustainable, efficient building design and operations

CORPORATE GIVING

Supporting leading non-profit organizations in areas that include scientific research and development, local community support, military service support groups, and science education

VOLUNTEERISM

Serving our cluster communities through employee volunteer programs, Company-sponsored volunteering activities, and annual charity drives

LIFE SCIENCE

Enabling our client tenants and longstanding life science network to translate promising discoveries into safe and effective therapies and technologies that will address the most critical global healthcare challenges and ensure that the right drugs reach patients who need them most in a timely manner

In 2012, Alexandria continued to advance its real estate sustainability platform. To date, Alexandria has 16 LEED® (Leadership in Energy and Environmental Design) certifications encompassing approximately 2.5 million rentable square feet, with another 24 LEED certifications in progress that total approximately 4.4 million rentable square feet. Upon completion of these projects, approximately 46% of Alexandria's operating properties will be LEED certified.

Beyond LEED certifications, Alexandria seeks to advance the resource efficiency and environmental ecosystem of its facilities to produce the most collaborative, innovative, productive, and sustainable work environments for its client tenants. In 2012, Alexandria engaged third-party consultants to conduct facility energy benchmarking and audits of its sustainability operations to help enhance its facilities and best practices for laboratory space management. Other initiatives have included the implementation of energy optimization projects, eco-friendly transportation, on-site healthy meal choices, fitness centers, and sustainable gardens.

2012 was an unparalleled year of corporate giving for Alexandria. Alexandria made meaningful contributions to a selection of top-tier non-profit organizations, including Autism Speaks Inc., Boston Children's Hospital, Citizens United for Research in Epilepsy, Dana-Farber Cancer Institute, Inc., Friends of Cancer Research, JDRF, Multiple Myeloma Research Foundation, Seattle Children's Hospital, and The Michael J. Fox Foundation for Parkinson's Research. Alexandria also made a number of significant donations to military service support groups, including the CIA Officers Memorial Foundation, Navy SEAL Foundation, Inc., Wounded EOD Warrior Foundation, and Wounded Warrior Project, Inc., to assist in meeting the important needs of the men and women who serve to protect our nation. In 2012, 59% of Alexandria's donations went to scientific R&D, 21% to local community support, 18% to military service support, 1% to science education, and 1% to other relevant and worthy causes.

In 2012, Alexandria held its second annual Alexandria Summit™ at the Alexandria Center™ for Life Science in New York City. The Alexandria Summit – Neuroscience 2012 brought together the world's foremost thought leaders in neuroscience to focus on the complex diseases and disorders of the brain, with an emphasis on neurodegeneration, neurodevelopmental disorders, and psychiatric disorders. Distinguished keynote speakers and panel moderators included Mark Bear, PhD, Howard Hughes Medical Institute Investigator and Picower Professor of Neuroscience at the Picower Institute for Learning and Memory at the Massachusetts Institute of Technology; Francis S. Collins, MD, PhD, Director of the National Institutes of Health; Susan Dentzer, Editor-in-Chief of *Health Affairs*; Thomas R. Insel, MD, Director of the National Institute of Mental Health; Husseini K. Manji, MD, FRCPC, Global Therapeutic Area Head for Neuroscience at Janssen Research & Development, LLC; Sharon Mates, PhD, Founder, Chairman, and Chief Executive Officer of Intra-Cellular Therapies, Inc.; Steven M. Paul, MD, former President of Lilly Research Laboratories, current Director of the Appel Alzheimer's Disease Research Institute, and a Professor of Neuroscience, Psychiatry, and Pharmacology at Weill Cornell Medical College of Cornell University; Gregory Sorensen, MD, President and Chief Executive Officer of Siemens Healthcare North America; and Marc Tessier-Lavigne, PhD, President of The Rockefeller University. Through interactive discussion and debate, participants collectively explored how best to translate innovative discoveries into safe and effective therapies and technologies that will address this critical global healthcare challenge.

The Dividend

FROM THE FOURTH QUARTER OF 2011 TO THE FOURTH QUARTER OF 2012, the Board of Directors increased the quarterly common stock dividend by approximately 14%. As of December 31, 2012, the Company's funds from operations payout ratio (quarterly common stock dividend divided by quarterly funds from operations) was 49%. The Board will continue to share Alexandria's growth in cash flows from operating activities with its stakeholders in a reasonable and prudent way. At the same time, retained cash flow is the most cost-effective form of capital available to Alexandria, so the Company will carefully manage the growth of its common stock dividend.

Looking Ahead

AS WE LOOK TOWARD 2013, we believe it will be a breakout year for our Company. We expect our core results to be sector leading, with cash same-property net operating income expected to increase in a range from 4% to 7%. We also expect meaningful net operating income generation from the deliveries of our development and redevelopment pipeline. Finally, we expect to achieve our net debt to adjusted EBITDA target of approximately 6.5x by December 31, 2013, as well as our targeted 15% to 17% non-income-producing real estate as a percentage of total gross real estate. With a robust core, leading external growth potential, and an investment-grade balance sheet positioned for the long term, Alexandria's prospects are better than ever.

We look to the future with the confidence that comes from knowing that our business is well positioned for continued solid growth in the years ahead. Alexandria's success – past, present, and future – has deep roots in its AAA locations, its Class A assets and innovative amenities, its high-credit client tenants, and, above all, its people and reputation in the life science community. It is the successful combination of these positive attributes that has enabled us to serve our client tenants in the life science industry and be the leading landlord of life science real estate. We believe we can continue to do so and that we can deliver sustainable and meaningful growth.

As we enter 2013, I am convinced that we have taken the right strategic and tactical measures for the long-term valuation and growth of Alexandria and, ultimately, for the benefit of our stakeholders. We expect core FFO per share to grow as we move into 2013 and 2014.



JOEL S. MARCUS
Chairman of the Board,
Chief Executive Officer,
and Founder

ON OUR 15TH ANNIVERSARY as a publicly traded company on the NYSE, the critical components of our Company's enduring success are examined in four case studies. These recent examples highlight the core of Alexandria's unrivaled business model and its highly unique niche.

- Class A assets
- Core, CBD, high-barrier-to-entry markets
- High-credit client tenants
- Strong client-tenant retention rate of approximately 85%
- Unique ability to create value through strategic development and redevelopment projects
- Deep and longstanding life science network
- Best-in-class team
- Leading industry position – Landlord of Choice to the Life Science Industry®



GREATER BOSTON
225 BINNEY STREET

BIOGEN IDEC INC.

"Kendall Square is one of the world's preeminent biotechnology clusters. The proximity to academic researchers, teaching hospitals, and other biotech companies fosters the collaboration and exchange of scientific ideas that breeds innovation. We're looking forward to bringing all of our Massachusetts employees back together in this one location, and I believe it will help build the kind of culture and teamwork that is critical to our success as a company."

GEORGE A. SCANGOS, PHD,
CHIEF EXECUTIVE OFFICER,
BIOGEN IDEC INC.

PICTURED ABOVE

GEORGE A. SCANGOS, PHD (*right*),
Chief Executive Officer,
Biogen Idec Inc.

THOMAS J. ANDREWS (*left*),
Executive Vice President,
Regional Market Director – Greater Boston,
Alexandria Real Estate Equities, Inc.

HIGH-CREDIT CLIENT TENANT

CLIENT TENANT:
BIOGEN IDEC INC.

YEAR-END 2012 MARKET CAPITALIZATION:
$34.6 billion

INVESTMENT-GRADE RATINGS:
BBB+/Baa2

Through cutting-edge science and medicine, Biogen Idec Inc. discovers, develops, and delivers to patients worldwide innovative therapies for the treatment of neurodegenerative diseases, hemophilia, and autoimmune disorders. Founded in 1978, Biogen Idec is the world's oldest independent biotechnology company and currently generates more than $5 billion in annual revenues. Patients worldwide benefit from its leading multiple sclerosis therapies.

CORE, CBD, HIGH-BARRIER-TO-ENTRY MARKET


93
CAMBRIDGE
90
BOSTON
BOSTON
HARBOR

SUBMARKET:
Cambridge

CLUSTER:
Greater Boston



CLASS A ASSET

ADDRESS:
225 Binney Street

305,000 RSF build-to-suit development

100% pre-leased to Biogen Idec Inc.

Scheduled delivery in 4Q13

SAN FRANCISCO BAY AREA
259 EAST GRAND AVENUE

ONYX PHARMACEUTICALS, INC.

"Alexandria has been a tremendous partner through Onyx's recent transformational period, as we have doubled in size in less than two years and continue to expand today. At the beginning of this year, we completed and moved into a second building at our corporate headquarters in South San Francisco. Alexandria has worked with us to develop a strategic plan and ensure that the expansion of our fully integrated campus meets the long-term needs of our growing organization."

N. ANTHONY COLES, MD,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
ONYX PHARMACEUTICALS, INC.

PICTURED ABOVE

N. ANTHONY COLES, MD (*left*),
Chairman and Chief Executive Officer,
Onyx Pharmaceuticals, Inc.

STEPHEN A. RICHARDSON (*right*),
Chief Operating Officer,
Regional Market Director – San Francisco Bay Area,
Alexandria Real Estate Equities, Inc.

HIGH-CREDIT CLIENT TENANT

CLIENT TENANT:
ONYX PHARMACEUTICALS, INC.

YEAR-END 2012 MARKET CAPITALIZATION:
$5.1 billion

Onyx Pharmaceuticals, Inc. is a leading global commercial-stage oncology company engaged in the development and commercialization of innovative therapies for improving the lives of people with cancer. Onyx's commercial portfolio is made up of of three anti-cancer therapies approved for liver cancer, kidney cancer, metastatic colorectal cancer, and multiple myeloma. Onyx represents a significant new generation of biotechnology companies that are commercializing breakthrough, high-impact products that will save lives, manage disease, and reduce the economic burden of disease on society.

CORE, CBD, HIGH-BARRIER-TO-ENTRY MARKET


BERKELEY
680
SAN FRANCISCO
SOUTH SAN FRANCISCO
580
280
PALO ALTO

SUBMARKET:
South San Francisco

CLUSTER:
San Francisco Bay Area

CLASS A ASSET

ADDRESS:
259 East Grand Avenue

171,000 RSF build-to-suit development

100% pre-leased to Onyx Pharmaceuticals, Inc.

Delivered in November 2012

NEW YORK CITY
450 EAST 29TH STREET

NEW YORK UNIVERSITY (NYU) NEUROSCIENCE INSTITUTE

"It's been amazing to launch a world-class neuroscience institute within the walls of the Alexandria Center, with our neighbors being some of the most cutting-edge in the life science industry. The opportunity to participate in activities with our private-sector neighbors runs the spectrum from regular summits on research and healthcare innovation to invaluable chance elevator chats. These are the interactions that lead to the connections that can propel us forward. We all benefit from this."

RICHARD W. TSIEN, DPHIL, FOUNDING DIRECTOR, NYU NEUROSCIENCE INSTITUTE

PICTURED ABOVE

RICHARD W. TSIEN, DPHIL (*left*),
Founding Director,
NYU Neuroscience Institute

JOHN C. CUNNINGHAM (*right*),
Senior Vice President,
Regional Market Director – New York City,
Alexandria Real Estate Equities, Inc.

HIGH-CREDIT CLIENT TENANT

CLIENT TENANT:
NYU NEUROSCIENCE INSTITUTE

INVESTMENT-GRADE RATINGS:
A-/A3/AA-

NYU School of Medicine's new, state-of-the-art Neuroscience Institute builds on NYU's existing excellence in neuroscience to address some of the most challenging healthcare issues, including Alzheimer's disease, epilepsy, multiple sclerosis, and malignant brain tumors. The new institute is a collaborative enterprise of clinicians and scientists from a wide range of related disciplines, including developmental genetics, molecular systems, and behavioral and clinical neuroscience.

CORE, CBD, HIGH-BARRIER-TO-ENTRY MARKET


95
MANHATTAN
NEW JERSEY
495
LONG ISLAND
278

SUBMARKET:
Manhattan

CLUSTER:
Greater New York City

CLASS A ASSET

ADDRESS:
450 East 29th Street

Approximately 82,000 RSF in the Alexandria Center™ for Life Science in New York City

Scheduled delivery in 4Q13


SAN DIEGO
5200 ILLUMINA WAY
ILLUMINA, INC.

PICTURED ABOVE

JAY T. FLATLEY (*right*),
President and Chief Executive Officer,
Illumina, Inc.

DANIEL J. RYAN (*left*),
Executive Vice President,
Regional Market Director – San Diego,
Alexandria Real Estate Equities, Inc.

HIGH-CREDIT CLIENT TENANT

CLIENT TENANT:
ILLUMINA, INC.

YEAR-END 2012 MARKET CAPITALIZATION:
$6.9 billion

Illumina, Inc. is a leading developer, manufacturer, and marketer of life science tools and integrated systems for large-scale analysis of genetic variation and function. Its revolutionary tools for DNA, RNA, and protein analysis are enabling rapid advances in disease research, drug development, and the development of molecular tests in the clinic.



"One of the things that is really important is our ability to recruit new people into our company. We want to have a facility where new employees feel, the instant they walk in here, that this is a place that they want to work. It's a distinctive competitive advantage against other companies. And it really happened through some incredible teamwork between us and Alexandria."

JAY T. FLATLEY,
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
ILLUMINA, INC.

CORE, CBD, HIGH-BARRIER-TO-ENTRY MARKET


UNIVERSITY
TOWN CENTER
LA JOLLA
805
8
SAN DIEGO
5

SUBMARKET:
University Town Center

CLUSTER:
San Diego



CLASS A ASSET

ADDRESS:
5200 Illumina Way

127,000 RSF build-to-suit development located on Illumina's 474,000 RSF campus (owned and operated by Alexandria)

100% pre-leased to Illumina, Inc.

Delivered in October 2012

2012 Financials

Forward-Looking Statements


SEC MAIL PROCESSING
RECEIVED
APR 2 2 2013
WASH. D.C.
193
SECTION

CERTAIN INFORMATION AND STATEMENTS included in this report, including, without limitation, statements containing the words "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of these words or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A number of important factors could cause actual results to differ materially from those set forth or contemplated in the forward-looking statements, including, but not limited to, our failure to obtain capital (debt, construction financing, and/or equity) or refinance debt maturities, increased interest rates and operating costs, adverse economic or real estate developments in our markets, our failure to successfully complete and lease our existing space held for redevelopment and new properties acquired for that purpose, and any properties undergoing development, our failure to successfully operate or lease acquired properties, decreased rental rates or increased vacancy rates, or failure to renew or replace expiring leases, defaults on or non-renewal of leases by tenants, general and local economic conditions, and other factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and our other reports that are publicly filed with the Securities and Exchange Commission ("SEC"). We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports that are publicly filed with the SEC for further discussion.

Selected Financial Data

THE FOLLOWING TABLE should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Certain amounts for the years prior to 2012 presented in the table below have been reclassified to conform to the presentation of our consolidated financial statements for the year ended December 31, 2012.

YEAR ENDED DECEMBER 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2010	2009	2008
Operating Data:					
Revenues:					
Rental	$ 432,452	$ 414,164	$ 350,079	$ 349,616	$ 325,902
Tenant recoveries	135,186	128,299	105,423	94,464	92,064
Other income	18,435	5,762	5,119	11,744	11,148
Total revenues	586,073	548,225	460,621	455,824	429,114
Expenses:					
Rental operations	174,523	159,567	123,309	112,639	104,040
General and administrative	47,795	41,127	34,345	36,275	34,771
Interest	69,184	63,378	69,509	82,111	85,118
Depreciation and amortization	188,850	153,087	121,207	113,042	102,167
Impairment of investments	–	–	–	–	13,251
Impairment of land parcel	2,050	–	–	–	–
Loss (gain) on early extinguishment of debt	2,225	6,485	45,168	(11,254)	–
Total expenses	484,627	423,644	393,538	332,813	339,347
Income from continuing operations	101,446	124,581	67,083	123,011	89,767
Income from discontinued operations, net	2,218	10,766	12,497	18,637	30,330
Gain on sales of land parcels	1,864	46	59,442	–	–
Net income	105,528	135,393	139,022	141,648	120,097
Net income attributable to noncontrolling interests	3,402	3,975	3,729	7,047	3,799
Dividends on preferred stock	27,328	28,357	28,357	28,357	24,225
Preferred stock redemption charge	5,978	–	–	–	–
Net income attributable to unvested restricted stock awards	1,190	1,088	995	1,270	1,327
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 67,630	$ 101,973	$ 105,941	$ 104,974	$ 90,746
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic					
Continuing operations	$ 1.05	$ 1.55	$ 1.93	$ 2.24	$ 1.91
Discontinued operations, net	0.04	0.18	0.26	0.48	0.96
Earnings per share – basic	$ 1.09	$ 1.73	$ 2.19	$ 2.72	$ 2.87
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted					
Continuing operations	$ 1.05	$ 1.55	$ 1.93	$ 2.24	$ 1.91
Discontinued operations, net	0.04	0.18	0.26	0.48	0.95
Earnings per share – diluted	$ 1.09	$ 1.73	$ 2.19	$ 2.72	$ 2.86
Weighted average shares of common stock outstanding					
Basic	62,159,913	59,066,812	48,375,474	38,586,909	31,653,829
Diluted	62,160,244	59,077,610	48,405,040	38,600,069	31,765,055
Cash dividends declared per share of common stock	$ 2.09	$ 1.86	$ 1.50	$ 1.85	$ 3.18

YEAR ENDED DECEMBER 31, (DOLLARS IN THOUSANDS, EXCEPT PER LEASED RENTABLE SQUARE FOOT AMOUNTS)	2012	2011	2010	2009	2008
Balance Sheet Data (at year end):					
Rental properties, net	**$ 4,770,736**	$ 4,370,224	$ 3,930,762	$ 3,383,308	$ 3,215,723
Land held for future development	**$ 378,353**	$ 341,678	$ 431,838	$ 255,025	$ 109,478
Construction in progress	**$ 1,246,833**	$ 1,254,196	$ 1,045,536	$ 1,400,795	$ 1,398,895
Investment in unconsolidated real estate entity	**$ 28,656**	$ 42,342	$ 36,678	$ –	$ –
Total assets	**$ 7,150,116**	$ 6,574,129	$ 5,905,861	$ 5,457,227	$ 5,132,077
Total debt	**$ 3,181,949**	$ 2,779,264	$ 2,584,162	$ 2,746,946	$ 2,938,108
Total liabilities	**$ 3,647,058**	$ 3,141,236	$ 2,919,533	$ 3,051,148	$ 3,357,014
Redeemable noncontrolling interests	**$ 14,564**	$ 16,034	$ 15,920	$ 41,441	$ 33,963
Alexandria Real Estate Equities, Inc.'s stockholders' equity	**$ 3,441,851**	$ 3,374,301	$ 2,928,825	$ 2,323,408	$ 1,700,010
Noncontrolling interests	**$ 46,643**	$ 42,558	$ 41,583	$ 41,230	$ 41,090
Total equity	**$ 3,488,494**	$ 3,416,859	$ 2,970,408	$ 2,364,638	$ 1,741,100
Other Data:					
Cash provided by operating activities	**$ 305,533**	$ 246,960	$ 227,006	$ 206,954	$ 257,200
Cash used in investing activities	**$ (558,100)**	$ (733,579)	$ (444,745)	$ (406,566)	$ (494,933)
Cash provided by financing activities	**$ 314,860**	$ 479,156	$ 237,912	$ 198,355	$ 300,864
Number of properties at year end	**178**	173	167	163	166
Rentable square feet of properties at year end	**17,067,834**	15,321,870	13,677,035	12,744,886	12,646,662
Occupancy of operating and redevelopment properties at year end	**90 %**	89 %	89 %	89 %	90 %
Occupancy of operating properties at year end	**93 %**	95 %	94 %	94 %	95 %
Annualized base rent per leased rentable square foot	**$ 34.59**	$ 34.39	$ 33.95	$ 30.81	$ 31.31

YEAR ENDED DECEMBER 31, (DOLLARS IN THOUSANDS)	2012	2011	2010	2009	2008
Reconciliation of net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders to funds from operations ("FFO") attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, and – diluted, as adjusted:					
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$ 67,630**	$ 101,973	$ 105,941	$ 104,974	$ 90,746
Depreciation and amortization [1]	**192,005**	158,026	126,640	118,508	108,743
Gain on sale of real estate	**(1,564)**	–	–	(2,627)	(20,401)
Impairment of real estate	**11,400**	994	–	–	4,650
Gain on sales of land parcels	**(1,864)**	(46)	(59,466)	–	–
Amount attributable to noncontrolling interests/unvested restricted stock awards:					
Net income	**4,592**	5,063	4,724	8,317	5,126
FFO	**(4,561)**	(6,402)	(5,834)	(6,537)	(6,704)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders [2]	**267,638**	259,608	172,005	222,635	182,160
Effect of dilutive securities and assumed conversion:					
Assumed conversion of 8.00% Unsecured Senior Convertible Notes	**21**	21	7,781	11,943	–
Effect of dilutive securities and assumed conversion attributable to unvested restricted stock awards	**–**	–	(22)	118	9
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted	**$ 267,659**	$ 259,629	$ 179,764	$ 234,696	$ 182,169
Realized gain on equity investment primarily related to one non-tenant life science entity	**(5,811)**	–	–	–	–
Impairment of land parcel	**2,050**	–	–	–	–
Loss (gain) on early extinguishment of debt	**2,225**	6,485	45,168	(11,254)	–
Preferred stock redemption charge	**5,978**	–	–	–	–
Allocation to unvested restricted stock awards	**(39)**	(69)	(394)	62	(137)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted	**$ 272,062**	$ 266,045	$ 224,538	$ 223,504	$ 182,032

(1) Includes depreciation and amortization classified in discontinued operations related to assets "held for sale" (for the periods prior to when such assets were designated as "held for sale").

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Measures – FFO and FFO, As Adjusted."

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE FOLLOWING DISCUSSION should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions, and financial trends that may affect our future plans of operation, business strategy, results of operations, and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described elsewhere in this report. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events, or otherwise. As used in this report, references to the "Company," "we," "our," and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

OVERVIEW

We are a Maryland corporation formed in October 1994 that has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. We are the largest owner, preeminent REIT, and leading life science real estate company focused principally on science-driven cluster development through the ownership, operation, management, selective acquisition, development, and redevelopment of properties containing life science laboratory space. We are the leading provider of high-quality, environmentally sustainable real estate, technical infrastructure, and services to the broad and diverse life science industry. Client tenants include leading multinational pharmaceutical companies, academic and medical institutions, public and private biotechnology entities, U.S. government research agencies, medical device companies, industrial biotech companies, venture capital firms, and life science product and service companies. Our primary business objective is to maximize stakeholder value by providing our debt and equity stakeholders with the greatest possible total return based on a multifaceted platform of internal and external growth. Our operating platform is based on the principle of "clustering," with assets and operations located adjacent to life science entities, and in close proximity to concentrations of specialized skills, knowledge, institutions, and related businesses, driving growth and technological advances within each cluster.

Our average occupancy rate of operating properties as of December 31 of each year from 2000 to 2012 was approximately 95.0%. Our average occupancy rate of operating and redevelopment properties as of December 31 of each year from 2000 to 2012 was approximately 88.8%. Investment-grade client tenants represented 47% of our total annualized base rent as of December 31, 2012.

CORE OPERATIONS The key elements to our strategy include our consistent focus on high-quality assets and operations in the top life science cluster locations; our properties are located adjacent to life science entities, driving growth and technological advances within each cluster. These adjacency locations are characterized by high barriers to entry for new landlords, high barriers to exit for client tenants, and limited supply of available space. They represent highly desirable locations for tenancy by life science entities because of the close proximity to concentrations of specialized skills, knowledge, institutions, and related businesses. Our strategy also includes drawing upon our deep and broad life science and real estate relationships in order to attract new and leading life science client tenants and value-added real estate.

The following table presents information regarding our asset base and value-added projects as of December 31, 2012, 2011, and 2010:

DECEMBER 31,	2012	2011	2010
Rentable square feet			
Operating properties	14,953,968	13,583,993	12,445,754
Development properties	1,566,774	818,020	475,818
Redevelopment properties	547,092	919,857	755,463
Total rentable square feet	17,067,834	15,321,870	13,677,035
Number of properties	178	173	167
Occupancy of operating properties	93.4 %	94.9 %	94.3 %
Occupancy of operating and redevelopment properties	89.8 %	88.5 %	88.9 %
Annualized base rent per leased rentable square foot	$ 34.59	$ 34.39	$ 33.95

LEASING For the year ended December 31, 2012, we executed a total of 187 leases for approximately 3,281,000 rentable square feet at 84 different properties (excluding month-to-month leases). Of this total, approximately 1,475,000 rentable square feet related to new or renewal leases of previously leased space (renewed/re-leased space), and approximately 1,806,000 rentable square feet related to developed, redeveloped, or previously vacant space. Of the 1,806,000 rentable square feet, approximately 1,135,000 rentable square feet related to our development or redevelopment projects, and the remaining approximately 671,000 rentable square feet related to previously vacant space. Rental rates for renewed/re-leased spaces were, on average, approximately 2.0% lower on a cash basis and approximately 5.2% higher on a United States generally accepted accounting principles ("GAAP") basis than rental rates for the respective expiring leases. Additionally, we granted tenant concessions, including free rent, averaging approximately 1.6 months, with respect to the 3,281,000 rentable square feet leased during the year ended December 31, 2012. Approximately 71% of the number of leases executed during the year ended December 31, 2012, did not include concessions for free rent. The weighted average lease term based on leased square feet for the leases executed during the year ended December 31, 2012, was 7.1 years.

As of December 31, 2012, approximately 94% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Additionally, approximately 96% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or indexed based on a consumer price index or another index, and approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures.

The following chart presents development/redevelopment space leased and renewed/re-leased/previously vacant space leased:


RENTABLE SQUARE FEET LEASED
DEVELOPMENT/REDEVELOPMENT SPACE LEASED
RENEWED/RE-LEASED/PREVIOUSLY VACANT SPACE LEASED
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2,161,150
630,370
1,530,780
1,864,347
309,921
1,554,426
2,744,239
711,622
2,032,617
3,407,476
993,655
2,413,821
3,281,096
1,135,151
2,145,945
2008
2009
2010
2011
2012

VALUE-ADDED OPPORTUNITIES AND EXTERNAL GROWTH As of December 31, 2012, we had six ground-up development projects in process, aggregating approximately 1,566,774 rentable square feet. We also had 10 projects undergoing conversion into laboratory space through redevelopment, aggregating approximately 547,092 rentable square feet. These projects, along with recently delivered projects, certain future projects, and contribution from same properties, are expected to contribute significant increases in rental income, net operating income ("NOI"), and cash flows.

As of December 31, 2012, 96% of our leases contained annual rent escalations that were either fixed or based on a consumer price index or another index. Our initial stabilized yield on a cash basis reflects cash rents at date of stabilization and does not reflect contractual rent escalations beyond the stabilization date. We expect, on average, our contractual cash rents related to our value-added projects to increase over time. Initial stabilized yield is calculated as the quotient of the estimated amounts of NOI and our investment in the property at stabilization ("Initial Stabilized Yield").

During the year ended December 31, 2012, we executed leases aggregating 699,000 and 436,000 rentable square feet related to our development and redevelopment projects, respectively.

The following table summarizes the commencement of key development and redevelopment projects (dollars in thousands, except per square foot amounts):

ADDRESS/MARKET	COMMENCEMENT DATE	RENTABLE SQUARE FEET	PRE-LEASED %	INVESTMENT AT COMPLETION	PER RSF	INITIAL STABILIZED YIELD CASH	INITIAL STABILIZED YIELD GAAP
Development							
75/125 Binney Street, Greater Boston *Key Client Tenant: ARIAD Pharmaceuticals, Inc.*	1Q13	386,275(1)	63 %(1)	$ 351,439	$ 910	8.0 %	8.2 %
430 East 29th Street, Greater NYC *Key Client Tenant: Roche*	November 2012	419,806	14 %(2)	$ 463,245	$1,103	6.6 %	6.5 %
360 Longwood Avenue, Greater Boston *Key Client Tenant: Dana-Farber Cancer Institute, Inc.*	April 2012	414,000	37 %(3)	$ 350,000(4)	$ 845	8.3 %	8.9 %
Redevelopment							
4757 Nexus Center Drive, San Diego *Key Client Tenant: Genomatica, Inc.*	October 2012	68,423	100 %	$ 34,829	$ 509	7.6 %	7.8 %
1616 Eastlake Avenue, Seattle *Key Client Tenant: Infectious Disease Research Institute*	October 2012	66,776	61 %	$ 37,816	$ 566	8.4 %	8.6 %

(1) Represents a one-building project with two towers totaling 386,275 rentable square feet. ARIAD Pharmaceuticals, Inc. leased 100% of the 216,926 rentable square feet at 125 Binney Street and 27,197 rentable square feet at 75 Binney Street, with additional potential expansion opportunities through June 30, 2014.

(2) We have an additional 40% of the 419,806 rentable square feet that are at the letter of intent stage.

(3) Dana-Farber Cancer Institute, Inc. also has an option to lease an additional two floors of approximately 99,000 rentable square feet, or an additional 24% of the total rentable square feet of this project, through June 2014. Our ownership percentage for this unconsolidated joint venture development is 27.5%.

(4) Represents the total venture cost at completion. As of December 31, 2012, our equity investment was approximately $28.7 million related to our 27.5% ownership interest in the unconsolidated real estate entity. Our expected remaining cash commitment to the venture of approximately $16.9 million is less than the $22.3 million received in March 2012 from an in-substance partial sale of our interest in the underlying real estate.

The following table summarizes the delivery of key development and redevelopment projects during the year ended December 31, 2012 (dollars in thousands, except per square foot amounts):

ADDRESS/MARKET	PORTION DELIVERED: COMPLETION DATE	PORTION DELIVERED: RENTABLE SQUARE FEET	PORTION DELIVERED: OCCUPANCY AS OF YEAR END	TOTAL PROJECT: INVESTMENT AT COMPLETION	TOTAL PROJECT: PER RSF	TOTAL PROJECT INITIAL STABILIZED YIELD: CASH	TOTAL PROJECT INITIAL STABILIZED YIELD: GAAP
Development							
259 East Grand Avenue, San Francisco Bay Area *Key Client Tenant: Onyx Pharmaceuticals, Inc.*	November 2012	170,618	100 %	$ 74,090	$ 434	8.7 % (1)	8.6 % (1)
400/450 East Jamie Court, San Francisco Bay Area *Key Client Tenant: Stem CentRx, Inc.*	October 2012	163,036	80 %	$112,106	$ 688	4.9 % (2)	4.9 % (2)
5200 Illumina Way, San Diego *Key Client Tenant: Illumina, Inc.*	October 2012	127,373	100 %	$ 46,978	$ 369	7.0 %	11.2 %
4755 Nexus Center Drive, San Diego *Key Client Tenant: Optimer Pharmaceuticals, Inc.*	September 2012	45,255	100 %	$ 23,084	$ 510	6.8 %	7.5 %
Canada *Key Client Tenant: GlaxoSmithKline plc*	April 2012	26,426	100 %	$ 8,883	$ 336	7.7 %	8.3 %
Redevelopment							
400 Technology Square, Greater Boston *Key Client Tenants: Ragon Institute of MGH, MIT and Harvard; Epizyme, Inc.; Aramco Services Company, Inc.*	November – December 2012	140,532 (3)	100 %	$144,688	$1,030	8.1 %	8.9 %
10300 Campus Point Drive, San Diego *Key Client Tenants: The Regents of the University of California; Celgene Corporation*	November 2011 – September 2012	279,138 (4)	96 %	$131,649	$ 472	7.9 %	7.7 %
3530/3550 John Hopkins Court, San Diego *Key Client Tenants: Genomics Institute of the Novartis Research Foundation; Verenium Corporation*	June 2012	98,320	100 %	$ 50,898	$ 518	8.9 %	9.1 %

(1) The Initial Stabilized Yield on a cash and GAAP basis for this project was approximately 8.7% and 8.6%, respectively, or approximately 0.7% and 0.6% higher than the mid-point of our previous Initial Stabilized Yield estimates of 8.0%, on a cash and GAAP basis, respectively.

(2) The Initial Stabilized Yield on a cash and GAAP basis for this project was approximately 4.9% and 4.9%, respectively, or approximately 0.7% and 0.6% higher than our previous Initial Stabilized Yield estimate of 4.2% and 4.3%, on a cash and GAAP basis, respectively.

(3) In November and December 2012, we partially completed the redevelopment of 140,532 rentable square feet at 400 Technology Square, a building with 212,124 total rentable square feet.

(4) Includes 189,562 rentable square feet delivered in September 2012, and 89,576 rentable square feet delivered in November 2011.

BALANCE SHEET Over the past several years, we successfully completed important steps that enhanced our ability to access the debt capital markets on favorable terms, including (1) receiving our investment-grade ratings, (2) retiring certain debt and reducing our balance sheet leverage, (3) generating significant cash flows from the completion and occupancy of key development and redevelopment projects from our non-income-producing assets, and (4) amending our unsecured senior line of credit and unsecured senior bank term loans to increase the amounts available and increase liquidity, extend the maturity dates, and decrease interest rates applicable to outstanding borrowings. We have also strived to maintain and improve the key strengths of our balance sheet and business, which include balance sheet liquidity, a diverse and creditworthy client tenant base, well-located properties proximate to leading research institutions, favorable lease terms, stable occupancy and cash flows, and demonstrated life science and real estate expertise.

We expect to continue the transition of our balance sheet debt from short-term and medium-term bank debt to long-term unsecured fixed rate debt over the next several years. However, some bank debt will remain a component of our long-term capital structure, primarily consisting of an unsecured senior line of credit for liquidity and flexibility, and, when appropriate, unsecured senior bank term loans. The transition from unhedged variable rate bank debt to longer-term fixed rate unsecured bonds is expected to significantly increase our interest costs. The increase in interest costs in the near to medium term as we transition bank debt to unsecured bonds will (1) be offset by the long-term benefits of longer-dated debt maturities, (2) lessen the London Interbank Offered Rate ("LIBOR")-based variable interest rate risk, and (3) provide access to more sources of capital. While this transition from unhedged variable rate bank debt is in process, we expect to utilize interest rate swap agreements to reduce our interest rate risk. We expect to keep our unhedged variable rate debt at approximately 30% or less of our total debt over the long term. The transition of unhedged variable rate bank debt to longer-term fixed rate unsecured bonds is not expected to impact the "highly effective" designation of the existing interest rate swap agreements as of December 31, 2012. Our forecasts assume outstanding unhedged variable rate debt in an amount at least equal to our effective notional amount of interest rate swap agreements in effect at any point in time.

Secured mortgage notes payable will remain a part of our capital structure; however, we do not anticipate our secured notes payable becoming a significant percentage of total debt outstanding. We believe perpetual preferred stock should remain as a component of our long-term capital structure.

As of December 31, 2012, we had four assets held for sale. We may identify additional assets for potential sale in 2013 and thereafter. We expect to invest net proceeds from asset sales into construction projects located in key "brain trust" cluster markets.

As of December 31, 2012, approximately 23% of our gross real estate represented non-income-producing assets (land, preconstruction, development, and redevelopment projects, and investment in an unconsolidated real estate development joint venture). Our active development and redevelopment projects represented 12% of our gross investments in real estate, a significant amount of which is pre-leased and expected to be delivered over the next one to eight quarters. The completion and delivery of these projects will significantly reduce our non-income-producing assets as a percentage of gross investments in real estate. Over the next few years, we may also identify certain land parcels for potential sale. Our goal is to reduce non-income-producing assets as a percentage of our gross investments in real estate to a range from 15% to 17% by December 31, 2013, and 15% or less for the subsequent periods.

The chart below shows the historical trend of non-income-producing assets as a percentage of our gross investments in real estate:


LAND HELD FOR FUTURE DEVELOPMENT
PRECONSTRUCTION
ACTIVE DEVELOPMENT/ REDEVELOPMENT
30%
25%
20%
15%
10%
5%
0%
30%
14%
11%
25%
9%
9%
24%
11%
8%
23%
12%
7%
15% - 17%
12/31/2009
12/31/2010
12/31/2011
12/31/2012
12/31/2013 (PROJECTED)

EXECUTION OF CAPITAL STRATEGY IN 2012 During 2012, we successfully executed our capital strategy and proved that we have access to diverse sources of capital, which we believe is strategically important to our long-term capital structure. These sources of capital included (1) real estate asset dispositions, (2) secured construction project financing, (3) unsecured senior line of credit, (4) unsecured senior notes payable, (5) joint venture capital, (6) preferred stock, and (7) limited common stock sales through our "at the market" common stock offering program. By accessing all of these capital sources as well as our significant increase in NOI from the completion of many development and redevelopment projects, we were able to fund our approximately $577 million in construction activity during the year ended December 31, 2012, on a relatively leverage-neutral basis with minimal issuance of common equity. During the year ended December 31, 2012, net proceeds from issuance of common stock were $97.9 million. Net debt to adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA") as of December 31, 2012, was 7.3 x, compared to 7.1 x as of December 31, 2011. See "Non-GAAP Measures - Net Debt to Adjusted EBITDA" for further information.

Our various capital market transactions and proceeds from our asset sales for 2012 are more fully described in the "Cash Flows - Investing Activities and Financing Activities" sections and in the following table (in thousands).

MILESTONES [1]	TRANSACTION DATE	AMOUNT [2]
Completion of asset sales	March 2012 to September 2012	$ 75,080
Repayment of two secured notes payable	December 2012	$ (15,513)
Issuance of common stock under "at the market" common stock offering program [3]	June 2012 to September 2012	$ 97,890
Secured construction loan commitments [4]	June 2012	$ 55,000
Amendment of $1.5 billion unsecured senior line of credit [5]	April 2012	$1,500,000
Redemption of 8.375 % Series C Preferred Stock	April 2012	$ (129,638)
Issuance of 6.45 % Series E Preferred Stock	March 2012	$ 124,868
Sale of interest in land parcel to joint venture partner	March 2012	$ 31,360
Repayment of 2012 Unsecured Senior Bank Term Loan	February 2012	$ (250,000)
4.60 % unsecured senior notes payable offering	February 2012	$ 544,649
Repurchase of 3.70 % Unsecured Senior Convertible Notes	January/April 2012	$ (84,801)

(1) Refer to the "Liquidity and Capital Resources – Sources and Uses of Capital" section for further discussion of the items included in this table.
(2) Net of discounts and offering costs, as applicable.
(3) As of December 31, 2012, approximately $150.0 million of our common stock remained available for issuance under the "at the market" common stock offering program.
(4) Outstanding balance of secured construction loan as of December 31, 2012, was approximately $16.9 million.
(5) Outstanding balance of unsecured senior line of credit as of December 31, 2012, was approximately $566.0 million.

CAPITAL STRATEGY FOR 2013 Our balance sheet capital strategy in 2013 will continue to focus on funding our significant development and redevelopment projects in 2013 with leverage-neutral sources of capital and with the continuing execution of our asset recycling program while reducing our net debt to Adjusted EBITDA to approximately 6.5 x by December 31, 2013.

We expect to source capital in excess of our projected construction spending for 2013. As more fully described under "Sources and Uses of Capital," we estimate at the mid-point of our disclosed sources of capital that our asset recycling program will generate approximately $377 million as we execute on the sale of income-producing and non-income-producing assets. Our projected cash flows from operating activities after payment of dividends will generate approximately $140 million of capital. Common stock offering proceeds under our "at the market" common stock offering program are projected to be approximately $150 million. These proceeds aggregate approximately $667 million and will fund our projected $570 million in construction spending. We expect this excess capital, combined with projected growth in NOI from development and redevelopment projects, will improve our net debt to Adjusted EBITDA to approximately 6.5 x.

INVESTMENT-GRADE RATINGS AND KEY CREDIT METRICS

In July 2011, we received investment-grade ratings from two major rating agencies. Receipt of our investment-grade ratings was a significant milestone that we believe will provide long-term value to our debt and equity stakeholders. Key strengths of our balance sheet and business that highlight our investment-grade credit profile include balance sheet liquidity, a diverse and creditworthy client tenant base, well-located properties proximate to leading research institutions, favorable lease terms, stable occupancy and cash flows, and demonstrated life science and real estate expertise. This significant milestone broadens our access to another key source of debt capital and allows us to continue to pursue our long-term capital, investment, and operating strategies. The issuance of investment-grade unsecured senior notes payable has allowed us to begin the transition from bank debt financing to unsecured senior notes payable, from variable rate debt to fixed rate debt, and from short-term debt to long-term debt. While this transition of bank debt is in process, we will utilize interest rate swap agreements to reduce our interest rate risk. We expect, over the near term while we transition from bank debt to unsecured senior notes payable, to keep our unhedged variable rate debt at less than 30% of our total debt.

KEY CREDIT METRICS (1) YEAR ENDED DECEMBER 31,	2012	2011
Net debt to Adjusted EBITDA (2)	**7.3 x**	7.1 x
Net debt to gross assets (excluding cash and restricted cash) (3)	**38 %**	37 %
Fixed charge coverage ratio (2)	**2.8 x**	2.7 x
Interest coverage ratio (2)	**3.4 x**	3.4 x
Unencumbered NOI as a percentage of total NOI (2)	**71 %**	65 %
Liquidity – unsecured senior line of credit availability and unrestricted cash (3)	**$1.1 billion**	$1.2 billion
Non-income-producing assets as a percentage of gross real estate (3)	**23 %**	24 %
Unhedged variable rate debt as a percentage of total debt (3)	**30 %**	21 %
Investment-grade client tenants as a percentage of total annualized base rent (3)	**47 %**	45 %

(1) These metrics reflect certain non-GAAP financial measures. See "Non-GAAP Measures" for more information, including definitions and reconciliations to the most directly comparable GAAP measures.
(2) Periods represent annualized metrics for the three months ended December 31, 2012 and 2011. We believe key credit metrics for the three months ended December 31, 2012 and 2011, annualized, reflect the completion of many development and redevelopment projects and are indicative of the Company's current operating trends.
(3) At the end of the period.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Our significant accounting policies are described in the notes to our consolidated financial statements appearing elsewhere in this report. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. We base these estimates, judgments, and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Changes in estimates could affect our financial position and specific items in our results of operations that are used by our stockholders, potential investors, industry analysts, and lenders in their evaluation of our performance. Actual results may differ from these estimates under different assumptions or conditions.

REIT COMPLIANCE We have elected to be taxed as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to our stockholders will be significantly reduced for each of the years involved and we will no longer be required to make distributions to our stockholders.

INVESTMENTS IN REAL ESTATE, NET, AND DISCONTINUED OPERATIONS We recognize assets acquired (including the intangible value of above or below market leases, acquired in-place leases, client tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interest in an acquired entity at their fair value as of the acquisition date. If there is a bargain fixed rate renewal option for the period beyond the non-cancelable lease term, we evaluate factors such as the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term, in order to determine the likelihood that the lessee will renew. When we determine there is reasonable assurance that such bargain purchase option will be exercised, we consider its impact in determining the intangible value of such lease and its related amortization period. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair values of assets acquired, the liabilities assumed, and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. Acquisition-related costs and restructuring costs are expensed as incurred.

The values allocated to buildings and building improvements, land improvements, tenant improvements, and equipment are depreciated on a straight-line basis using the shorter of the term of the respective ground lease and up to 40 years for buildings and building improvements, an estimated life of 20 years for land improvements, the respective lease term for tenant improvements, and the estimated useful life for equipment. The values of acquired above and below market leases are amortized over the lives of the related leases and recognized as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of acquired in-place leases are classified in other assets in the accompanying consolidated balance sheets, and amortized over the remaining terms of the related leases.

A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale"; and if (1) the operations and cash flows of the property have been or will be eliminated from the ongoing operations, and (2) we will not have any significant continuing involvement in the operations of the property after the sale, then its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income; and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. Depreciation of assets ceases upon designation of a property as "held for sale."

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets to be held and used, including our rental properties, land held for future development, construction in progress, and intangibles, are individually evaluated for impairment when conditions exist that indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators or triggering events for long-lived assets to be held and used, including our rental properties, land held for future development, and construction in progress, are assessed by project and include significant fluctuations in estimated NOI, occupancy changes, significant near-term lease expirations, current and historical operating and/or cash flow losses, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, current and historical operating results, known trends, current market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recognized to reduce the carrying amount to its estimated fair value. If an impairment loss is not required to be recognized, the recognition of depreciation is adjusted prospectively, as necessary, to reduce the carrying amount of the real estate to its estimated disposition value over the remaining period that the real estate is expected to be held and used. We may adjust depreciation of properties that are expected to be disposed of or redeveloped prior to the end of their useful lives.

We use a "held for sale" impairment model for our properties classified as "held for sale." The "held for sale" impairment model is different from the held and used impairment model. Under the "held for sale" impairment model, an impairment loss is recognized if the carrying amount of the long-lived asset classified as "held for sale" exceeds its fair value less cost to sell. Because of these two different models, it is possible for a long-lived asset previously classified as held and used to require the recognition of an impairment charge upon classification as "held for sale."

CAPITALIZATION OF COSTS We are required to capitalize project costs, including predevelopment costs, interest, property taxes, insurance, and other costs directly related and essential to the development, redevelopment, or construction of a project. Capitalization of development, redevelopment, and construction costs is required while activities are ongoing to prepare an asset for its intended use. Fluctuations in our development, redevelopment, and construction activities could result in significant changes to total expenses and net income. For example, had we experienced a 10% reduction in construction, development, and redevelopment activities without a corresponding decrease in indirect project costs, including interest and payroll, total expenses would have increased by approximately $7.5 million for the year ended December 31, 2012. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance and demolition are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs related to unsuccessful leasing opportunities are expensed as incurred.

Predevelopment and acquisition costs related to abandoned projects are expensed as incurred. These costs are classified as general and administrative expense in the accompanying consolidated statements of income. These amounts aggregated approximately $1.1 million, $1.0 million, and $0.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in actively traded public companies are considered "available for sale" and are reflected in the accompanying consolidated balance sheets at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of comprehensive income. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains or losses classified in other income in the accompanying consolidated statements of income. Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entity's operating and financial policies. Certain investments in privately held entities are accounted for under the equity method when our interest in the entity is not deemed so minor that we have virtually no influence over the entity's operating and financial policies. Under the equity method of accounting, we recognize our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%. As of December 31, 2012 and 2011, our ownership percentage in the voting stock of each individual entity was less than 10%.

Individual investments are evaluated for impairment when changes in conditions may indicate an impairment exists. The factors that we consider in making these assessments include market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate their fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. For a description of the methodology we use to determine the fair value of privately held entities, refer to Note 9, Fair Value of Financial Instruments.

INTEREST RATE SWAP AGREEMENTS We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and the use of interest rate swap agreements. Specifically, we enter into interest rate swap agreements to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the values of which are determined by interest rates. Our interest rate swap agreements are used to manage differences in the amount, timing, and duration of our known or expected cash payments principally related to our borrowings based on LIBOR primarily in our unsecured senior line of credit and unsecured senior bank term loans. We do not use derivatives for trading or speculative purposes and currently all of our derivatives are designated as hedges. Our objectives in using interest rate swap agreements are to add stability to interest expense and to manage our exposure to interest rate movements in accordance with our interest rate risk management strategy. All of our interest rate swaps are designated as cash flow hedges. Interest rate swap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount of the interest rate swap agreements.

We recognize our interest rate swap agreements as either assets or liabilities on the balance sheet at fair value. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged transactions in a cash flow hedge. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" in reducing our exposure to variable interest rates. We formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are "highly effective" in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if swaps did not qualify as "highly effective," the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

The effective portion of changes in the fair value of our interest rate swap agreements that are designated and that qualify as cash flow hedges is recognized in accumulated other comprehensive income ("AOCI"). Amounts classified in AOCI will be reclassified into earnings in the period during which the hedged transactions affect earnings.

The fair value of each interest rate swap agreement is determined using widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair values of our interest rate swap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements.

RECOGNITION OF RENTAL INCOME AND TENANT RECOVERIES Rental income from leases is recognized on a straight-line basis over the respective lease terms. We classify amounts currently recognized as income, and expected to be received in later years, as an asset in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are classified in accounts payable, accrued expenses, and tenant security deposits in the accompanying consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the client tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period during which the applicable expenses are incurred.

Tenant receivables consist primarily of amounts due for contractual lease payments, reimbursements of common area maintenance expenses, property taxes, and other expenses recoverable from client tenants. Tenant receivables are expected to be collected within one year. We maintain an allowance for estimated losses that may result from the inability of our client tenants to make payments required under the terms of the lease and for tenant recoveries due. If a client tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of uncollectible rent and deferred rent receivables arising from the straight-lining of rent. As of December 31, 2012 and 2011, we had no allowance for estimated losses.

As of December 31, 2012, approximately 94% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Approximately 96% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or based on a consumer price index or another index. Additionally, approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to substantially converge the guidance in GAAP and International Financial Reporting Standards ("IFRS") on fair value measurements and disclosures. The ASU changed several aspects of the fair value measurement guidance in FASB Accounting Standards Codification 820, Fair Value Measurement, including (1) the application of the concepts of highest and best use and the valuation premise; (2) the introduction of an option to measure groups of offsetting assets and liabilities on a net basis; (3) the incorporation of certain premiums and discounts in fair value measurements; and (4) the measurement of the fair value of certain instruments classified in stockholders' equity. In addition, the ASU included several new fair value disclosure requirements, such as information about valuation techniques and significant unobservable inputs used in fair value measurements and a narrative description of the fair value measurements' sensitivity to changes in significant unobservable inputs. The ASU is effective for public companies during the interim and annual periods, beginning after December 15, 2011. We adopted this ASU as of January 1, 2012. The adoption of the ASU did not impact our consolidated financial statements.

In June 2011, the FASB issued an ASU to make the presentation of items within other comprehensive income ("OCI") more prominent. Entities are required to present items of net income, items of OCI, and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. There no longer exists the option to present OCI in the statement of changes in stockholders' equity. In December 2011, the FASB decided to defer the requirement that companies present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements. Reclassifications out of AOCI will be either presented on the face of the financial statement in which OCI is presented or disclosed in the notes to the financial statements. This deferral does not change the requirement to present items of net income, items of OCI, and total comprehensive income in either one continuous statement or two separate consecutive statements. The ASU is effective for public companies during the interim and annual periods, beginning after December 15, 2011. We adopted this ASU as of January 1, 2012, and have presented the consolidated statements of comprehensive income separately from the consolidated statements of income.

RESULTS OF OPERATIONS

SAME PROPERTIES As a result of changes within our total property portfolio, the financial data presented in the table in "Comparison of the Year Ended December 31, 2012, to the Year Ended December 31, 2011," show significant changes in revenue and expenses from period to period. In order to supplement an evaluation of our results of operations over a given period, we analyze the operating performance for all properties that were fully operating for the entire periods presented (herein referred to as "Same Properties") separate from properties acquired subsequent to the first period presented, properties undergoing active development and active redevelopment, and corporate entities (legal entities performing general and administrative functions), which are excluded from same property results (herein referred to as "Non-Same Properties"). Additionally, rental revenues from lease termination fees, if any, are excluded from the results of the Same Properties.

The following table presents information regarding our Same Properties as of December 31, 2012, 2011, and 2010:

DECEMBER 31,	**2012**	2011	2010
Number of properties	**131**	127	129
Rentable square feet	**9,581,079**	9,489,070	9,426,729
Occupancy – current period	**93.9 %**	93.7 %	94.6 %
Occupancy – same period prior year	**93.7 %**	94.5 %	95.1 %

The following table reconciles Same Properties to total properties for the year ended December 31, 2012:

DEVELOPMENT – ACTIVE	NUMBER OF PROPERTIES
225 Binney Street	1
409/499 Illinois Street	2
430 East 29th Street	1
	4

DEVELOPMENT – DELIVERIES SINCE JANUARY 1, 2011	NUMBER OF PROPERTIES
259 East Grand Avenue	1
400/450 East Jamie Court	2
455 Mission Bay Boulevard South	1
4755 Nexus Center Drive	1
5200 Illumina Way	1
47 Triangle Drive	1
Canada	– (1)
	7

REDEVELOPMENT – ACTIVE	NUMBER OF PROPERTIES
11119 North Torrey Pines Road	1
1551 Eastlake Avenue	1
1616 Eastlake Avenue	1
285 Bear Hill Road	1
343 Oyster Point Boulevard	1
400 Technology Square	1
4757 Nexus Center Drive	1
9800 Medical Center Drive	3
	10

REDEVELOPMENT – DELIVERIES SINCE JANUARY 1, 2011	NUMBER OF PROPERTIES
10300 Campus Point Drive	1
15010 Broschart Road	1
20 Walkup Drive	1
215 First Street	1
3530/3550 John Hopkins Court	2
3565 General Atomics Court	1
500 Arsenal Street	1
6101 Quadrangle Drive	1
620 Professional Drive	1
6275 Nancy Ridge Drive	1
	11

	NUMBER OF PROPERTIES
DEVELOPMENT/REDEVELOPMENT – ASIA	9 (2)

PROPERTIES ACQUIRED SINCE JANUARY 1, 2011	
3013/3033 Science Park Road*	1
6 Davis Drive	1
	2
Properties held for sale	4
Total properties excluded from Same Properties	47
Same Properties	131
Total properties as of December 31, 2012	178

(1) Represents two buildings included in our property listing as one property. One of the two buildings represents the ground-up development completed during the year ended December 31, 2012.

(2) Property count includes two development deliveries, one redevelopment delivery, one property acquired since January 1, 2011, and five active development and redevelopment properties.

Net Operating Income The chart below shows our NOI for the years ended December 31, 2008, through December 31, 2012 (in millions):


NOI
$500
$400
$300
$200
$100
0
$325
$343
$337
$389
$412
2008
2009
2010
2011
2012

NOI is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus loss (minus gain) on early extinguishment of debt, impairment of land parcel, depreciation and amortization, interest expense, and general and administrative expense. We believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects primarily those income and expense items that are incurred at the property level. Therefore, we believe NOI is a useful measure for evaluating the operating performance of our real estate assets. NOI on a cash basis is NOI on a GAAP basis, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. We believe that NOI on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent adjustments to rental revenue.

Further, we believe NOI is useful to investors as a performance measure, because when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, and operating costs, providing perspective not immediately apparent from income from continuing operations. NOI excludes certain components from income from continuing operations in order to provide results that are more closely related to the results of operations of our properties. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level rather than at the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. Real estate impairments have been excluded in deriving NOI because we do not consider impairment losses to be property-level operating expenses. Real estate impairment losses relate to changes in the values of our assets and do not reflect the current operating performance with respect to related revenues or expenses. Our real estate impairments represent the write-down in the value of the assets to the estimated fair value less cost to sell. These impairments result from investing decisions and the deterioration in market conditions that adversely impact underlying real estate values. Our calculation of NOI also excludes charges incurred from changes in certain financing decisions, such as losses on early extinguishment of debt, as these charges often relate to the timing of corporate strategy. Property operating expenses that are included in determining NOI consist of costs that are related to our operating properties, such as utilities; repairs and maintenance; rental expense related to ground leases; contracted services, such as janitorial, engineering, and landscaping; property taxes and insurance; and property-level salaries. General and administrative expenses consist primarily of accounting and corporate compensation, corporate insurance, professional fees, office rent, and office supplies that are incurred as part of corporate office management. NOI presented by us may not be comparable to NOI reported by other equity REITs that define NOI differently. We believe that in order to facilitate a clear understanding of our operating results, NOI should be examined in conjunction with income from continuing operations as presented in our consolidated statements of income. NOI should not be considered as an alternative to income from continuing operations as an indication of our performance, or as an alternative to cash flows as a measure of liquidity or a measure of our ability to make distributions.

Comparison of the year ended December 31, 2012, to the year ended December 31, 2011

The following table presents a comparison of the components of NOI for our Same Properties and Non-Same Properties for the year ended December 31, 2012, compared to the year ended December 31, 2011, and a reconciliation of NOI to income from continuing operations, the most directly comparable financial measure (dollars in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	$ CHANGE	% CHANGE
Revenues:				
Rental – Same Properties	**$317,839**	$316,041	$ 1,798	1 %
Rental – Non-Same Properties	**114,613**	98,123	16,490	17
Total rental	**432,452**	414,164	18,288	4
Tenant recoveries – Same Properties	**105,628**	104,616	1,012	1
Tenant recoveries – Non-Same Properties	**29,558**	23,683	5,875	25
Total tenant recoveries	**135,186**	128,299	6,887	5
Other income – Same Properties	**349**	32	317	991
Other income – Non-Same Properties	**18,086**	5,730	12,356	216
Total other income	**18,435**	5,762	12,673	220
Total revenues – Same Properties	**423,816**	420,689	3,127	1
Total revenues – Non-Same Properties	**162,257**	127,536	34,721	27
Total revenues	**586,073**	548,225	37,848	7
Expenses:				
Rental operations – Same Properties	**126,283**	121,599	4,684	4
Rental operations – Non-Same Properties	**48,240**	37,968	10,272	27
Total rental operations	**174,523**	159,567	14,956	9
Net operating income:				
Net operating income – Same Properties	**297,533**	299,090	(1,557)	(1)
Net operating income – Non-Same Properties	**114,017**	89,568	24,449	27
Total net operating income	**411,550**	388,658	22,892	6
Other expenses:				
General and administrative	**47,795**	41,127	6,668	16
Interest	**69,184**	63,378	5,806	9
Depreciation and amortization	**188,850**	153,087	35,763	23
Impairment of land parcel	**2,050**	–	2,050	100
Loss on early extinguishment of debt	**2,225**	6,485	(4,260)	(66)
Total other expenses	**310,104**	264,077	46,027	17
Income from continuing operations	**$101,446**	$124,581	$(23,135)	(19 %)

Rental revenues Total rental revenues for the year ended December 31, 2012, increased by $18.3 million, or 4%, to $432.5 million, compared to $414.2 million for the year ended December 31, 2011. The increase was primarily due to rental revenues from our Non-Same Properties, including 21 development and redevelopment projects that were completed and delivered after January 1, 2011, and six operating properties that were acquired after January 1, 2011.

Tenant recoveries Tenant recoveries for the year ended December 31, 2012, compared to the year ended December 31, 2011, increased by $6.9 million, or 5%, to $135.2 million, compared to an increase of $14.9 million, or 9%, of rental operating expenses. Same Properties tenant recoveries increased by $1.0 million, while Same Properties rental operating expenses increased by $4.6 million, primarily due to normal temporary vacancies throughout our Same Properties portfolio. Occupancy of Same Properties was 93.9% and 93.7% as of December 31, 2012 and 2011, respectively. Non-Same Properties tenant recoveries increased by $5.9 million, while Non-Same Properties rental operating expenses increased by $10.3 million, primarily due to some vacancies related to development and redevelopment properties delivered into operating properties since January 1, 2011, and an increase in certain non-recoverable expenses. As of December 31, 2012, approximately 94% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent.

Other income Other income for the year ended December 31, 2012 and 2011, of $18.4 million and $5.8 million, respectively, was as follows (in thousands):

YEAR ENDED DECEMBER 31,	**2012**	2011	CHANGE
Construction management fee income	**$ 2,679**	$1,859	$ 820
Interest income	**3,375**	852	2,523
Investment income	**12,381**	3,051	9,330
Total other income	**$18,435**	$5,762	$12,673

Total other income for the year ended December 31, 2012, increased by $12.6 million, or 220%, to $18.4 million, compared to $5.8 million for the year ended December 31, 2011. Investment income increased primarily due to the realization of a $5.8 million gain from an equity investment primarily related to one non-tenant life science entity and an overall increase in investment income earned. Interest income also increased primarily as a result of the increase in interest earned from higher bank account balances.

Rental operating expenses Total rental operating expenses for the year ended December 31, 2012, increased by $14.9 million, or 9%, to $174.5 million, compared to $159.6 million for the year ended December 31, 2011. Approximately $10.3 million of the increase was due to an increase in rental operating expenses from our Non-Same Properties, primarily related to 21 development and redevelopment projects that were completed and delivered after January 1, 2011, and six operating properties that were acquired after January 1, 2011. The remaining $4.6 million increase was due to increases in rental operating expenses from our Same Properties. The increase in rental operating expenses at our Same Properties was primarily due to increases in property taxes, property insurance, and repairs and maintenance expenses. In October 2012, our property at 450 East 29th Street, the East Tower of the Alexandria Center™ for Life Science – New York City, a multi-tenant building with 309,141 rentable square feet, experienced water damage, along with many other properties owned by other landlords in New York City. Our assessment identified water damage only in the underground parking area, with no structural damage. The total estimated water damage and cleanup costs were approximately $0.8 million, and we expect to recover a majority of these costs.

General and administrative expenses General and administrative expenses for the year ended December 31, 2012, increased by $6.7 million, or 16%, to $47.8 million, compared to $41.1 million for the year ended December 31, 2011. The increase was primarily due to costs associated with the Amended and Restated Employment Agreement with our Chief Executive Officer to provide a performance-based compensation program. Additionally, the increase in general and administrative expenses was related to an increase in the number of employees related to the growth in both the depth and breadth of our operations in multiple markets. During the year ended December 31, 2012, our average number of employees increased by 25 employees, or 13%, to 221, compared to an average of 196 for the year ended December 31, 2011. As a percentage of total revenues, general and administrative expenses were 8.2% and 7.5%, respectively, for the years ended December 31, 2012 and 2011.

Interest expense Interest expense for the year ended December 31, 2012, increased by $5.8 million, or 9%, to $69.2 million, compared to $63.4 million for the year ended December 31, 2011, detailed as follows (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	CHANGE
Secured notes payable	**$ 40,439**	$ 46,231	$ (5,792)
Unsecured senior convertible notes	**246**	9,567	(9,321)
Unsecured senior notes payable	**21,255**	-	21,255
Unsecured senior line of credit	**12,035**	21,583	(9,548)
Unsecured senior bank term loans	**25,567**	16,085	9,482
Interest rate swap agreements	**22,309**	21,457	852
Amortization of loan fees and other interest	**10,084**	9,511	573
Subtotal	**131,935**	124,434	7,501
Capitalized interest	**(62,751)**	(61,056)	(1,695)
Total interest expense	**$ 69,184**	$ 63,378	$ 5,806

Interest expense increased primarily due to the issuance of our unsecured senior notes payable and an increase in the balance outstanding on our unsecured senior bank term loans since January 1, 2011. This increase was partially offset by repayments of nine secured notes payable approximating $71.2 million and repurchases of our 3.70% unsecured senior convertible notes ("3.70% Unsecured Senior Convertible Notes") aggregating $84.7 million since January 1, 2011. Interest expense related to our unsecured senior line of credit also decreased, primarily due to a lower average balance outstanding during the year ended December 31, 2012, compared to the year ended December 31, 2011, and a decrease in the effective interest rate of our unsecured senior line of credit from 2.6% as of December 31, 2011, to 1.4% as of December 31, 2012, as a result of the reduced interest rate provided by our April 2012 amendment. We have entered into certain interest rate swap agreements to hedge a portion of our exposure primarily related to variable interest rates associated with our unsecured senior line of credit and unsecured senior bank term loans (see "Liquidity and Capital Resources – Contractual Obligations – Interest Rate Swap Agreements").

Depreciation and amortization Depreciation and amortization for the year ended December 31, 2012, increased by $35.8 million, or 23%, to $188.9 million, compared to $153.1 million for the year ended December 31, 2011. The increase resulted primarily from increased depreciation related to building improvements, including 21 development and redevelopment projects that were completed and delivered after January 1, 2011, and six operating properties that were acquired after January 1, 2011. Depreciation also increased as a result of depreciation adjustments necessary to reduce the carrying amount of buildings and improvements to zero in connection with planned redevelopments.

Impairment of land parcel During the three months ended December 31, 2012, we committed to sell a land parcel with 50,000 developable square feet rather than hold it on a long-term basis for future development. Upon our decision to sell, we wrote down the value of the land parcel to our estimate of fair value, based on the anticipated sales price, less cost to sell. As a result, we recognized an impairment charge of approximately $2.1 million.

Loss on early extinguishment of debt During the year ended December 31, 2012, we recognized a loss on early extinguishment of debt of approximately $2.2 million, including $1.6 million related to the write-off of unamortized loan fees upon modification of our unsecured senior line of credit and $0.6 million related to the write-off of unamortized loan fees resulting from the early repayment of $250.0 million of our 2012 unsecured senior bank term loan ("2012 Unsecured Senior Bank Term Loan"). During the year ended December 31, 2011, we recognized a loss on early extinguishment of debt of approximately $6.5 million related to the repurchase, in privately negotiated transactions, of approximately $217.1 million principal amount of our 3.70% Unsecured Senior Convertible Notes and the partial and early repayment of our 2012 Unsecured Senior Bank Term Loan.

Income from discontinued operations, net Income from discontinued operations, net, of $2.2 million for the year ended December 31, 2012, includes the results of operations of four operating properties that were classified as "held for sale" and the results of operations of six properties sold during the year ended December 31, 2012.

Income from discontinued operations, net, for the year ended December 31, 2011, includes the results of operations of four operating properties that were classified as "held for sale" as of December 31, 2012, the results of operations of six properties sold during the year ended December 31, 2012, and the results of operations of one property sold during the year ended December 31, 2011.

Impairment of real estate assets During the three months ended September 30, 2012, we committed to sell four operating properties, specifically, 1124 Columbia Street in the Seattle market and One Innovation Drive, 377 Plantation Street, and 381 Plantation Street in the suburban Greater Boston market, aggregating 504,130 rentable square feet, rather than to hold them on a long-term basis. At the time of our commitment to dispose of these assets, these four properties were on average 94% occupied, and they generated approximately $12.8 million in annual operating income. Upon our commitment to sell, we wrote down the net book value of these assets to our estimate of fair value, based on the anticipated sales price, less cost to sell. As a result, we recognized an impairment charge of approximately $9.8 million. In December 2012, we entered into an agreement with a third party to sell 1124 Columbia Street at a price of $42.6 million, which was below our reduced net book value as of September 30, 2012. As a result, we recognized an additional impairment charge of $1.6 million in order to write down the net book value to our revised estimated fair value. In January 2013, we completed the sale of this property and no gain or loss was recognized.

Comparison of the year ended December 31, 2011, to the year ended December 31, 2010

The following table presents a comparison of the components of NOI for our Same Properties and Non-Same Properties for the year ended December 31, 2011, compared to the year ended December 31, 2010, and a reconciliation of NOI to income from continuing operations, the most directly comparable financial measure (dollars in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	$ CHANGE	% CHANGE
Revenues:				
Rental – Same Properties	$276,871	$278,248	$ (1,377)	– %
Rental – Non-Same Properties	137,293	71,831	65,462	91
Total rental	414,164	350,079	64,085	18
Tenant recoveries – Same Properties	93,696	87,459	6,237	7
Tenant recoveries – Non-Same Properties	34,603	17,964	16,639	93
Total tenant recoveries	128,299	105,423	22,876	22
Other income – Same Properties	44	262	(218)	(83)
Other income – Non-Same Properties	5,718	4,857	861	18
Total other income	5,762	5,119	643	13
Total revenues – Same Properties	370,611	365,969	4,642	1
Total revenues – Non-Same Properties	177,614	94,652	82,962	88
Total revenues	548,225	460,621	87,604	19
Expenses:				
Rental operations – Same Properties	105,115	98,786	6,329	6
Rental operations – Non-Same Properties	54,452	24,523	29,929	122
Total rental operations	159,567	123,309	36,258	29
Net operating income:				
Net operating income – Same Properties	265,496	267,183	(1,687)	(1)
Net operating income – Non-Same Properties	123,162	70,129	53,033	76
Total net operating income	388,658	337,312	51,346	15
Other expenses:				
General and administrative	41,127	34,345	6,782	20
Interest	63,378	69,509	(6,131)	(9)
Depreciation and amortization	153,087	121,207	31,880	26
Loss on early extinguishment of debt	6,485	45,168	(38,683)	(86)
Total other expenses	264,077	270,229	(6,152)	(2)
Income from continuing operations	$124,581	$ 67,083	$ 57,498	86 %

Rental revenues Total rental revenues for the year ended December 31, 2011, increased by $64.1 million, or 18%, to $414.2 million, compared to $350.1 million for the year ended December 31, 2010. The increase was primarily due to rental revenues from our Non-Same Properties, including six development and redevelopment projects that were completed and delivered after January 1, 2010, and nine operating properties that were acquired after January 1, 2010.

Tenant recoveries Tenant recoveries for the year ended December 31, 2011, compared to the year ended December 31, 2010, increased by $22.9 million, or 22%, to $128.3 million, compared to an increase of $36.3 million, or 29%, of rental operating expenses. Non-Same Properties tenant recoveries increased by $16.7 million, while Non-Same Properties rental operating expenses increased by $30.0 million, primarily due to a temporary vacancy in one development property delivered into operating properties since January 1, 2010, and an increase in certain non-recoverable expenses. As of December 31, 2011, approximately 95% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent.

Other income Other income for the years ended December 31, 2011 and 2010, of $5.8 million and $5.1 million, respectively, was as follows (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	CHANGE
Construction management fee income	$1,859	$2,322	$ (463)
Interest income	852	750	102
Investment income	3,051	2,047	1,004
Total other income	$5,762	$5,119	$ 643

The increase of approximately $0.6 million is primarily due to an increase in investment income partially offset by a decrease in construction management fees, for the year ended December 31, 2011, compared to the year ended December 31, 2010.

Rental operating expenses Total rental operating expenses for the year ended December 31, 2011, increased by $36.3 million, or 29%, to $159.6 million, compared to $123.3 million for the year ended December 31, 2010. Approximately $30.0 million of the increase was due to an increase in rental operating expenses from our Non-Same Properties, primarily related to six development and redevelopment projects that were completed and delivered after January 1, 2010, and nine operating properties that were acquired after January 1, 2010. The remaining $6.3 million increase was due to increases in rental operating expenses from our Same Properties. The increase in rental operating expenses at our Same Properties was primarily attributable to an increase in property taxes, utilities, and repairs and maintenance expenses.

General and administrative expenses General and administrative expenses for the year ended December 31, 2011, increased by $6.8 million, or 20%, to $41.1 million, compared to $34.3 million for the year ended December 31, 2010. The increase was primarily due to an increase in payroll expenses related to an increase in the number of employees related to the growth in both the depth and breadth of our operations in multiple markets. During the year ended December 31, 2011, our average number of employees increased by 29 employees, or 17%, to 196, compared to an average of 167 for the year ended December 31, 2010. As a percentage of total revenues, general and administrative expenses were 7.5% for the years ended December 31, 2011 and 2010.

Interest expense Interest expense for the year ended December 31, 2011, decreased by $6.1 million, or 9%, to $63.4 million, compared to $69.5 million for the year ended December 31, 2010, detailed as follows (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	CHANGE
Secured notes payable	$ 46,231	$ 50,600	$ (4,369)
Unsecured senior convertible notes	9,567	32,894	(23,327)
Unsecured senior line of credit	21,583	9,928	11,655
Unsecured senior bank term loans	16,085	10,370	5,715
Interest rate swaps	21,457	30,505	(9,048)
Amortization of loan fees and other interest	9,511	8,047	1,464
Subtotal	124,434	142,344	(17,910)
Capitalized interest	(61,056)	(72,835)	11,779
Total interest expense	$ 63,378	$ 69,509	$ (6,131)

Interest expense decreased primarily due to the retirement of substantially all $240.0 million of our 8.00% unsecured senior convertible notes ("8.00% Unsecured Senior Convertible Notes") during the year ended December 31, 2010, and repurchases of our 3.70% Unsecured Senior Convertible Notes aggregating $217.1 million since January 1, 2010. The decrease in interest on our interest rate swap agreements was primarily due to the net reduction of interest rate swap agreements with notional amounts in effect during the year ended December 31, 2011, of $250.0 million as compared to the year ended December 31, 2010. Interest expense related to our secured notes payable decreased due to the repayments of seven secured notes payable approximating $55.7 million. The increase in interest on our unsecured senior line of credit and unsecured senior bank term loans was primarily attributable to an increase in the applicable margin from 1.0% as of December 31, 2010, to 2.3% as of December 31, 2011, on our unsecured senior line of credit, coupled with an increase in outstanding unsecured senior bank term loans from $1.5 billion as of December 31, 2010, to $2.0 billion as of December 31, 2011. We have entered into certain interest rate swap agreements to hedge a portion of our exposure primarily related to variable interest rates associated with our unsecured senior line of credit and unsecured senior bank term loans (see "Liquidity and Capital Resources – Contractual Obligations – Interest Rate Swap Agreements").

Depreciation and amortization Depreciation and amortization for the year ended December 31, 2011, increased by $31.9 million, or 26%, to $153.1 million, compared to $121.2 million for the year ended December 31, 2010. The increase resulted primarily from increased depreciation related to building improvements, including six development and redevelopment projects that were completed and delivered after January 1, 2010, and nine operating properties that were acquired after January 1, 2010.

Loss on early extinguishment of debt During the year ended December 31, 2011, we recognized a loss on early extinguishment of debt of approximately $6.5 million related to the repurchase, in privately negotiated transactions, of approximately $217.1 million principal amount of our 3.70% Unsecured Senior Convertible Notes and the partial and early repayment of our 2012 Unsecured Senior Bank Term Loan. During the year ended December 31, 2010, we recognized a loss on early extinguishment of debt of approximately $45.2 million, composed of a loss of approximately $2.4 million recognized in December 2010 related to the repurchase, in privately negotiated transactions, of approximately $82.8 million of our 3.70% Unsecured Senior Convertible Notes, and losses of approximately $41.5 million and $1.3 million recognized in June 2010 and July 2010, respectively, related to the retirement of substantially all $240 million aggregate principal amount of our 8.00% Unsecured Senior Convertible Notes.

Income from discontinued operations, net Income from discontinued operations, net, for the year ended December 31, 2011, includes the results of operations of four operating properties that were classified as "held for sale" as of December 31, 2012, the results of operations of six properties sold during the year ended December 31, 2012, and the results of operations of one property sold during the year ended December 31, 2011.

Income from discontinued operations, net, of $12.5 million for the year ended December 31, 2010, includes the results of operations of four properties that were classified as "held for sale" as of December 2012, the results of operations of six properties sold during the year ended December 31, 2012, the results of operations of one property sold during the year ended December 31, 2011, and the results of operations and gain related to the sale of one property sold during the year ended December 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Overview We expect to meet certain long-term liquidity requirements, such as requirements for property acquisitions, development, redevelopment, other construction projects, capital improvements, tenant improvements, leasing costs, non-revenue-generating expenditures, and scheduled debt maturities, through net cash provided by operating activities, periodic asset sales, and long-term secured and unsecured indebtedness, including borrowings under our unsecured senior line of credit, unsecured senior bank term loans, and the issuance of additional debt and/or equity securities.

We expect to continue meeting our short-term liquidity and capital requirements, as further detailed in this section, generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make the distributions necessary to continue qualifying as a REIT.

Over the next several years, our balance sheet, capital structure, and liquidity objectives are as follows:

- Reduce leverage as a percentage of debt to total gross assets and improve our ratio of debt to earnings before interest, taxes, depreciation, and amortization;
- Execute selective sales of income-producing and non-income-producing assets as a source of capital while minimizing the issuance of common equity;
- Maintain diverse sources of capital, including sources from net cash flows from operating activities, unsecured debt, secured debt, selective asset sales, joint ventures, preferred stock, and common stock;
- Manage the amount of debt maturing in a single year;
- Mitigate unhedged variable rate debt exposure by transitioning our balance sheet debt from short-term and medium-term variable rate bank debt to long-term unsecured fixed rate debt and utilize interest rate swap agreements in the interim period during this transition of debt;
- Maintain adequate liquidity from net cash provided by operating activities, cash and cash equivalents, and available borrowing capacity under our unsecured senior line of credit;
- Maintain available borrowing capacity under our unsecured senior line of credit in excess of 50% of the total commitments of $1.5 billion, except temporarily as necessary;
- Fund preferred stock and common stock dividends from net cash provided by operating activities;
- Retain positive cash flows from operating activities after payment of dividends for reinvestment in acquisitions and/or development and redevelopment projects; and
- Reduce our non-income-producing assets as a percentage of our gross investment in real estate.

CASH FLOWS

We report and analyze our cash flows based on operating activities, investing activities, and financing activities. The following table summarizes changes in the Company's cash flows for the years ended December 31, 2012 and 2011 (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	CHANGE
Net cash provided by operating activities	**$ 305,533**	$ 246,960	$ 58,573
Net cash used in investing activities	**$ (558,100)**	$ (733,579)	$ 175,479
Net cash provided by financing activities	**$ 314,860**	$ 479,156	$ (164,296)

Operating activities Cash flows provided by operating activities consisted of the following amounts (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	CHANGE
Net cash provided by operating activities	**$ 305,533**	$ 246,960	$ 58,573
Changes in assets and liabilities	**(15,287)**	39,586	(54,873)
Net cash provided by operating activities before changes in assets and liabilities	**$ 290,246**	$ 286,546	$ 3,700

Cash flows provided by operating activities are primarily dependent on the occupancy level of our asset base, rental rates of our leases, the collectability of rent and recovery of operating expenses from our tenants, the delivery of development projects and the timing and delivery of redevelopment projects, and the amount of general and administrative costs. Net cash provided by operating activities for the year ended December 31, 2012, increased by $58.5 million, or 24%, to $305.5 million, compared to $247.0 million for the year ended December 31, 2011. The increase was primarily due to additional NOI generated from our development and redevelopment projects completed since January 1, 2011. We believe our cash flows from operating activities provide a stable source of cash to fund operating expenses. As of December 31, 2012, approximately 94% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Our average occupancy rate for operating properties as of December 31 of each year from 2000 to 2012 was approximately 95.0%. Our average occupancy rate for operating and redevelopment properties as of December 31 of each year from 2000 to 2012 was approximately 88.8%.

Investing activities Net cash used in investing activities for the year ended December 31, 2012, was $558.1 million, compared to $733.6 million for the year ended December 31, 2011. This change consisted of the following amounts (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	CHANGE
Proceeds from sale of properties	$ 36,179	$ 20,078	$ 16,101
Additions to properties	(549,030)	(430,038)	(118,992)
Purchase of properties	(42,171)	(305,030)	262,859
Other	(3,078)	(18,589)	15,511
Net cash used in investing activities	$ (558,100)	$ (733,579)	$ 175,479

The change in net cash used in investing activities for the year ended December 31, 2012, is primarily due to a decrease in property acquisitions for the year ended December 31, 2012, as compared to the year ended December 31, 2011, offset by increased capital expenditures related to our development and redevelopment projects during the year ended December 31, 2012.

REAL ESTATE ASSET SALES See discussion in "Sources of Capital – Real Estate Asset Sales."

VALUE-ADDED OPPORTUNITIES AND EXTERNAL GROWTH As of December 31, 2012, 96% of our leases contained annual rent escalations that were either fixed or based on a consumer price index or another index. Our Initial Stabilized Yield on a cash basis reflects cash rents at date of stabilization and does not reflect contractual rent escalations beyond the stabilization date. We expect, on average, our cash rents related to our value-added projects to increase over time pursuant to contractual rent escalations.

During the year ended December 31, 2012, we executed leases aggregating 699,000 and 436,000 rentable square feet, related to our development and redevelopment projects, respectively.

The following table summarizes the commencement of key development and redevelopment projects (dollars in thousands, except per square foot amounts):

ADDRESS/MARKET	COMMENCEMENT DATE	RENTABLE SQUARE FEET	PRE-LEASED %	INVESTMENT AT COMPLETION	PER RSF	INITIAL STABILIZED YIELD CASH	INITIAL STABILIZED YIELD GAAP
Development							
75/125 Binney Street, Greater Boston *Key Client Tenant: ARIAD Pharmaceuticals, Inc.*	1Q13	386,275[1]	63 %[1]	$ 351,439	$ 910	8.0 %	8.2 %
430 East 29th Street, Greater NYC *Key Client Tenant: Roche*	November 2012	419,806	14 %[2]	$ 463,245	$1,103	6.6 %	6.5 %
360 Longwood Avenue, Greater Boston *Key Client Tenant: Dana-Farber Cancer Institute, Inc.*	April 2012	414,000	37 %[3]	$ 350,000[4]	$ 845	8.3 %	8.9 %
Redevelopment							
4757 Nexus Center Drive, San Diego *Key Client Tenant: Genomatica, Inc.*	October 2012	68,423	100 %	$ 34,829	$ 509	7.6 %	7.8 %
1616 Eastlake Avenue, Seattle *Key Client Tenant: Infectious Disease Research Institute*	October 2012	66,776	61 %	$ 37,816	$ 566	8.4 %	8.6 %

(1) Represents a one-building project with two towers totaling 386,275 rentable square feet. ARIAD Pharmaceuticals, Inc. leased 100% of the 216,926 rentable square feet at 125 Binney Street and 27,197 rentable square feet at 75 Binney Street, with additional potential expansion opportunities through June 30, 2014.

(2) An additional 40% of the 419,806 rentable square feet are at the letter of intent stage.

(3) Dana-Farber Cancer Institute, Inc. also has an option to lease an additional two floors of approximately 99,000 rentable square feet, or an additional 24% of the total rentable square feet of our unconsolidated joint venture development project, through June 2014.

(4) Represents the total venture cost at completion. As of December 31, 2012, our equity investment was approximately $28.7 million related to our 27.5% ownership interest in the unconsolidated real estate entity. Our expected remaining cash commitment to the venture of approximately $16.9 million is less than the $22.3 million received in March 2012 from an in-substance partial sale of our interest in the underlying real estate.

The following table summarizes the delivery of key development and redevelopment projects during the year ended December 31, 2012 (dollars in thousands, except per square foot amounts):

ADDRESS/MARKET	PORTION DELIVERED: COMPLETION DATE	PORTION DELIVERED: RENTABLE SQUARE FEET	PORTION DELIVERED: OCCUPANCY AS OF 12/31/2012	TOTAL PROJECT: INVESTMENT AT COMPLETION	TOTAL PROJECT: PER RSF	TOTAL PROJECT INITIAL STABILIZED YIELD: CASH	TOTAL PROJECT INITIAL STABILIZED YIELD: GAAP
Development							
259 East Grand Avenue, San Francisco Bay Area *Key Client Tenant: Onyx Pharmaceuticals, Inc.*	November 2012	170,618	100 %	$ 74,090	$ 434	8.7 % (1)	8.6 % (1)
400/450 East Jamie Court, San Francisco Bay Area *Key Client Tenant: Stem CentRx, Inc.*	October 2012	163,036	80 %	$112,106	$ 688	4.9 % (2)	4.9 % (2)
5200 Illumina Way, San Diego *Key Client Tenant: Illumina, Inc.*	October 2012	127,373	100 %	$ 46,978	$ 369	7.0 %	11.2 %
4755 Nexus Center Drive, San Diego *Key Client Tenant: Optimer Pharmaceuticals, Inc.*	September 2012	45,255	100 %	$ 23,084	$ 510	6.8 %	7.5 %
Canada *Key Client Tenant: GlaxoSmithKline plc*	April 2012	26,426	100 %	$ 8,883	$ 336	7.7 %	8.3 %
Redevelopment							
400 Technology Square, Greater Boston *Key Client Tenants: Ragon Institute of MGH, MIT and Harvard; Epizyme, Inc.; Aramco Services Company, Inc.*	November – December 2012	140,532 (3)	100 %	$144,688	$1,030	8.1 %	8.9 %
10300 Campus Point Drive, San Diego *Key Client Tenants: The Regents of the University of California; Celgene Corporation*	November 2011 – September 2012	279,138 (4)	96 %	$131,649	$ 472	7.9 %	7.7 %
3530/3550 John Hopkins Court, San Diego *Key Client Tenants: Genomics Institute of the Novartis Research Foundation; Verenium Corporation*	June 2012	98,320	100 %	$ 50,898	$ 518	8.9 %	9.1 %

(1) The Initial Stabilized Yield on a cash and GAAP basis for this project was approximately 8.7 % and 8.6 %, respectively, or approximately 0.7 % and 0.6 % higher than the mid-point of our previous Initial Stabilized Yield estimates of 8.0 %, on a cash and GAAP basis, respectively.
(2) The Initial Stabilized Yield on a cash and GAAP basis for this project was approximately 4.9 % and 4.9 %, respectively, or approximately 0.7 % and 0.6 % higher than our previous Initial Stabilized Yield estimate of 4.2 % and 4.3 %, on a cash and GAAP basis, respectively.
(3) In November and December 2012, we partially completed the redevelopment of 140,532 rentable square feet at 400 Technology Square, a building with 212,124 total rentable square feet.
(4) Includes 189,562 rentable square feet delivered in September 2012, and 89,576 rentable square feet delivered in November 2011.

ACQUISITIONS In April 2012, we acquired 3013/3033 Science Park Road, located in the San Diego market, which consists of two buildings aggregating 176,500 rentable square feet of non-laboratory space, for approximately $13.7 million. The property was 100% leased on a short-term basis to a non-life-science tenant and thereafter, we expect to develop/redevelop the property. We expect to provide an estimate of our Initial Stabilized Yields in the future upon commencement of development/redevelopment activity.

CAPITAL EXPENDITURES AND TENANT IMPROVEMENTS See discussion in "Uses of Capital – Summary of Capital Expenditures."

Financing activities Net cash flows provided by financing activities for the year ended December 31, 2012, decreased by $164.3 million, to $314.9 million, compared to $479.2 million for the year ended December 31, 2011. This decrease consisted of the following amounts (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	CHANGE
Borrowings from secured notes payable	**$ 17,810**	$ –	$ 17,810
Repayments of borrowings from secured notes payable	**(26,367)**	(66,849)	40,482
Proceeds from issuance of unsecured senior notes payable	**544,650**	–	544,650
Repurchase of unsecured senior convertible notes	**(84,801)**	(221,439)	136,638
Principal borrowings from unsecured senior line of credit	**847,147**	1,406,000	(558,853)
Repayments of borrowings from unsecured senior line of credit	**(651,147)**	(1,784,000)	1,132,853
Principal borrowings from unsecured senior bank term loans	**–**	1,350,000	(1,350,000)
Repayment of unsecured senior bank term loan	**(250,000)**	(500,000)	250,000
Total changes related to debt	**397,292**	183,712	213,580
Redemption of Series C Preferred Stock	**(129,638)**	–	(129,638)
Proceeds from issuance of Series E Preferred Stock	**124,868**	–	124,868
Total changes related to preferred stock	**(4,770)**	–	(4,770)
Proceeds from issuance of common stock	**97,890**	451,539	(353,649)
Dividend payments	**(154,317)**	(135,246)	(19,071)
Other	**(21,235)**	(20,849)	(386)
Net cash provided by financing activities	**$ 314,860**	$ 479,156	$ (164,296)

Closed secured construction loan for development project in San Francisco Bay Area market In June 2012, we closed a secured construction loan with aggregate commitments of $55.0 million. The construction loan matures in July 2015, and we have an option to extend the stated maturity date of July 1, 2015, by one year, twice, to July 1, 2017. The construction loan bears interest at the LIBOR or the base rate specified in the construction loan agreement, defined as the higher of either the prime rate being offered by our lender or the federal funds rate in effect on the day of borrowing ("Base Rate"), plus in either case a specified margin of 1.50% for LIBOR borrowings or 0.25% for Base Rate borrowings. As of December 31, 2012, commitments of $38.1 million were available under this loan.

4.60% unsecured senior notes payable offering In February 2012, we completed the issuance of our 4.60% unsecured senior notes payable ("Unsecured Senior Notes Payable") due in April 2022. Net proceeds of approximately $544.6 million were used to repay certain outstanding variable rate bank debt, including the entire $250.0 million of our 2012 Unsecured Senior Bank Term Loan, and approximately $294.6 million of outstanding borrowings under our unsecured senior line of credit. In connection with the retirement of our 2012 Unsecured Senior Bank Term Loan, we recognized a loss on early extinguishment of debt of approximately $0.6 million related to the write-off of unamortized loan fees for the three months ended March 31, 2012.

The requirements of, and our actual performance with respect to, the key financial covenants under our unsecured senior notes payable as of December 31, 2012, are as follows:

COVENANT RATIOS [1]	REQUIREMENT	ACTUAL [2]
Total Debt to Total Assets	Less than or equal to 60 %	40 %
Consolidated EBITDA to Interest Expense	Greater than or equal to 1.5 x	5.7 x
Unencumbered Total Asset Value to Unsecured Debt	Greater than or equal to 150 %	250 %
Secured Debt to Total Assets	Less than or equal to 40 %	9 %

(1) For a definition of the ratios used in the table above, refer to the indenture dated February 29, 2012 ("Indenture"), which governs the unsecured senior notes payable, which was filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 29, 2012.
(2) Actual covenants are calculated pursuant to the specific terms of the Indenture.

In addition, the terms of the Indenture, among other things, limit the ability of the Company, Alexandria Real Estate Equities, L.P., and the Company's other subsidiaries to (a) consummate a merger, or consolidate or sell all or substantially all of the Company's assets, and (b) incur certain secured or unsecured indebtedness.

DEBT REPURCHASES, REPAYMENTS, AMENDMENTS, AND LOSSES ON EARLY EXTINGUISHMENTS OF DEBT The following table outlines certain debt repayments and amendments for the year ended December 31, 2012 (in thousands):

YEAR ENDED DECEMBER 31, 2012	DEBT REPAYMENTS	LOSSES ON EARLY EXTINGUISHMENTS OF DEBT
Repurchase of 3.70 % Unsecured Senior Convertible Notes Payable	$ 84,801	$ –
Repayment of 2012 Unsecured Senior Bank Term Loan	250,000	623
Amendment of $1.5 billion unsecured senior line of credit	–	1,602
Repayments of secured notes payable	15,513	–
	$350,314	$ 2,225

Repurchase of 3.70% unsecured senior convertible notes payable In January 2012, we repurchased approximately $83.8 million in principal amount of our 3.70% Unsecured Senior Convertible Notes at par, pursuant to options exercised by holders thereof under the indenture governing the notes. In April 2012, we repurchased the remaining outstanding $1.0 million in principal amount of the notes. In aggregate, we repurchased approximately $84.8 million in principal amount of the notes, and we did not recognize a gain or loss as a result during the year ended December 31, 2012.

Repayment of 2012 unsecured senior bank term loan In February 2012, we repaid the entire $250.0 million outstanding balance on our 2012 Unsecured Senior Bank Term Loan. In connection with the retirement of our 2012 Unsecured Senior Bank Term Loan, we recognized a loss on early extinguishment of debt of approximately $0.6 million related to the write-off of unamortized loan fees for the year ended December 31, 2012.

Amendment of $1.5 billion unsecured senior line of credit In April 2012, we amended our $1.5 billion unsecured senior line of credit with Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., and Citigroup Global Markets Inc. as joint lead arrangers, and certain lenders, to extend the maturity date of our unsecured senior line of credit, provide an accordion option for up to an additional $500 million, and reduce the interest rate for outstanding borrowings. The maturity date of the unsecured senior line of credit was extended to April 2017, assuming we exercise our sole right to extend the stated maturity date twice by an additional six months after each exercise. Borrowings under the unsecured senior line of credit will bear interest at LIBOR or the base rate specified in the amended unsecured senior line of credit agreement, plus in either case a specified margin (the "Applicable Margin"). The Applicable Margin for LIBOR borrowings under the unsecured senior line of credit was set at 1.20%, down from the 2.40% in effect immediately prior to the modification. In addition to the Applicable Margin, our unsecured senior line of credit is subject to an annual facility fee of 0.25% based on the aggregate commitments outstanding. In connection with the modification of our unsecured senior line of credit in April 2012, we recognized a loss on early extinguishment of debt of approximately $1.6 million related to the write-off of a portion of unamortized loan fees for the year ended December 31, 2012.

The requirements of, and our actual performance with respect to, the key financial covenants under our unsecured senior line of credit as of December 31, 2012, are as follows:

COVENANT RATIOS (1)	REQUIREMENT	ACTUAL (2)
Leverage Ratio	Less than or equal to 60.0 %	37 %
Fixed Charge Coverage Ratio	Greater than or equal to 1.50 x	2.5 x
Secured Debt Ratio	Less than or equal to 40.0 %	8 %
Unsecured Leverage Ratio	Less than or equal to 60.0 %	43 %
Unsecured Interest Coverage Ratio	Greater than or equal to 1.75 x	7.4 x

(1) For a definition of the ratios used in the table above, refer to the amended unsecured senior line of credit and unsecured senior bank term loan agreements, dated as of April 30, 2012, which were filed as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2012.
(2) Actual covenants are calculated pursuant to the specific terms of our unsecured senior line of credit and unsecured senior bank term loan agreements.

Repayments of secured notes payable In December 2012, we repaid two secured notes payable with maturity dates in 2013 and aggregate balances of $15.5 million. No prepayment penalty was assessed related to early retirement of these secured notes payable. During the year ended December 31, 2012, we also made scheduled principal amortization repayments in the amount of $10.9 million.

"AT THE MARKET" COMMON STOCK OFFERING PROGRAM In June 2012, we established an "at the market" common stock offering program under which we may sell, from time to time, up to an aggregate of $250.0 million of our common stock through our sales agents, BNY Mellon Capital Markets, LLC and Credit Suisse Securities (USA) LLC, during a three-year period. During the year ended December 31, 2012, we sold an aggregate of 1,366,977 shares of common stock for gross proceeds of approximately $100.0 million at an average stock price of $73.15 and net proceeds of approximately $97.9 million, including commissions and other expenses of approximately $2.1 million. Net proceeds from the sales were used to pay down the outstanding balance on our unsecured senior line of credit or other borrowings, and for general corporate purposes. As of December 31, 2012, approximately $150.0 million of our common stock remained available for issuance under the "at the market" common stock offering program.

8.375 % SERIES C PREFERRED STOCK REDEMPTION In April 2012, we redeemed all 5,185,500 outstanding shares of our 8.375 % series C preferred stock ("Series C Preferred Stock") at a price equal to $25.00 per share, or approximately $129.6 million in aggregate, and paid $0.5234375 per share, representing accumulated and unpaid dividends to the redemption date on such shares. We announced the redemption and recognized a preferred stock redemption charge of approximately $6.0 million to net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders in March 2012, related to the write-off of original issuance costs of the Series C Preferred Stock.

6.45 % SERIES E PREFERRED STOCK OFFERING In March 2012, we completed a public offering of 5,200,000 shares of our 6.45 % series E cumulative redeemable preferred stock ("Series E Preferred Stock"). The shares were issued at a price of $25.00 per share, resulting in net proceeds of approximately $124.9 million (after deducting underwriters' discounts and other offering costs). The proceeds were initially used to reduce the outstanding borrowings under our unsecured senior line of credit. We then borrowed funds under our unsecured senior line of credit to redeem our Series C Preferred Stock.

DIVIDENDS During the years ended December 31, 2012 and 2011, we paid the following dividends (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	CHANGE
Common stock dividends	$126,498	$106,889	$ 19,609
Series C Preferred Stock dividends	5,428	10,857	(5,429)
Series D Preferred Stock dividends	17,500	17,500	–
Series E Preferred Stock dividends	4,891	–	4,891
Total	$154,317	$135,246	$ 19,071

The increase in dividends paid on our common stock is primarily due to an increase in the related dividends to $2.02 per common share for the year ended December 31, 2012, from $1.82 per common share for the year ended December 31, 2011. The increase was also due to an increase in common stock outstanding. Total common stock outstanding as of December 31, 2012, was 63,244,645 shares, compared to 61,560,472 shares as of December 31, 2011.

SOURCES AND USES OF CAPITAL

We expect that our principal liquidity needs for the year ended December 31, 2013, will be satisfied by the following multiple sources of capital as shown in the table below. There can be no assurance that our sources and uses of capital will not be materially higher or lower than these expectations. Our liquidity available under our unsecured senior line of credit and from cash and cash equivalents was approximately $1.1 billion as of December 31, 2012.

SOURCES AND USES OF CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2013 (IN MILLIONS)	REPORTED ON FEBRUARY 7, 2013			REPORTED ON DECEMBER 5, 2012
	COMPLETED	PROJECTED	TOTAL	TOTAL
Sources of capital:				
Net cash provided by operating activities less dividends	$ –	$ 130-150	$ 130-150	$ 130-150
2013 asset sales initially targeted for 4Q12 closing	43	34	77	–
2013 asset sales initially projected on December 5, 2012[1]				
Non-income-producing	–	175-225[2]	175-225[2]	175-225
Income-producing	41	34-84	75-125	75-125
Secured construction loan borrowings	–	20-30	20-30	20-30
Unsecured senior notes	–	350-450	350-450	350-450
Issuances under "at the market" common stock offering program	–	125-175	125-175	125-175
Total sources of capital	$84	$868-1,148	$952-1,232	$875-1,155
Uses of capital:				
Development, redevelopment, and construction	$ –	$ 545-595	$ 545-595[3]	$ 545-595
Seller financing of asset sales	39	–	39	–
Acquisitions	–	–	–	–[4]
Secured notes payable repayments[5]	–	37	37	52
Unsecured senior bank term loan repayment	–	125-175	125-175	125-175
Paydown of unsecured senior line of credit	45	161-341	206-386	153-333
Total uses of capital	$84	$868-1,148	$952-1,232	$875-1,155

(1) A portion of our projected 2013 asset sales is under negotiation and we expect to identify the remainder of the assets for disposition in the first half of 2013 in order to achieve our targeted dispositions.
(2) Our guidance has assumed transfer of 50% of our ownership interest in the 75/125 Binney Street project to be accounted for as an in-substance partial sale of an interest in a land parcel, with the resulting entity presented as an unconsolidated joint venture (the "Binney JV") in our financial statements. This sale of a land parcel is included in our total projected asset sales for 2013.
(3) Our guidance for 2013 development, redevelopment, and construction spending of $545 to $595 million includes our estimated share of incremental capital required to complete the 75/125 Binney Street project.
(4) Our guidance has assumed no acquisitions, but we review opportunistic acquisitions that we expect to fund on a leverage-neutral basis.
(5) The reduction in projected secured notes payable of $15 million is related to two loans that were repaid in 2012 prior to their contractual maturity dates in 2013.

The key assumptions behind the sources and uses of capital in the table above are a favorable capital market environment and performance of our core operations in areas such as delivery of current and future development and redevelopment projects, leasing activity, and renewals. Our expected sources and uses of capital are subject to a number of variables and uncertainties, including those discussed under the "Forward-Looking Statements" section, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, of this report for the year ended December 31, 2012. We expect to update our forecast of sources and uses of capital on a quarterly basis.

Sources of capital

UNSECURED SENIOR LINE OF CREDIT We use our unsecured senior line of credit to fund working capital, construction activities, and, from time to time, acquisition of properties. As of December 31, 2012, we had $0.9 billion available under our $1.5 billion unsecured senior line of credit.

CASH AND CASH EQUIVALENTS As of December 31, 2012, we had approximately $141.0 million of cash and cash equivalents. We expect existing cash and cash equivalents, cash flows from operating activities, proceeds from asset sales, secured construction loan and unsecured senior notes payable borrowings, and issuances of common stock under our "at the market" common stock offering program to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends, scheduled debt repayments, and material capital expenditures, for at least the next 12 months, and thereafter for the foreseeable future.

RESTRICTED CASH Restricted cash consisted of the following as of December 31, 2012 and 2011 (in thousands):

DECEMBER 31,	2012	2011
Funds held in trust under the terms of certain secured notes payable	$29,526	$12,724
Funds held in escrow related to construction projects	5,652	5,648
Other restricted funds	4,769	4,960
Total	$39,947	$23,332

The funds held in escrow related to construction projects will be used to pay for certain construction costs.

REAL ESTATE ASSET SALES We continue the disciplined execution of our asset recycling program to monetize non-strategic income-producing and non-income-producing assets as a source of capital while minimizing the issuance of common equity. We target the following asset types for sale and redeploy the capital to fund active development and redevelopment projects with significant pre-leasing:

- Older buildings: elimination of potential capital expenditures and leasing risk;
- Non-strategic assets: disposition of properties not proximate to academic medical research centers in core life science cluster locations;
- Assets with alternative uses for buyer: transformation into non-laboratory space, such as medical office buildings, hospitals, and residential spaces;
- Suburban locations: reinvestment in higher-value, Class A assets in urban "brain trust" life science cluster locations; or
- Excess land: reduction of non-income-producing land holdings in certain clusters, while retaining specific land parcels for future growth.

A portion of our projected 2013 asset sales is under negotiation and we expect to identify the remainder of the assets for disposition in the first half of 2013 in order to seek to achieve our target dispositions.

Consistent with our asset recycling strategy described on the preceding page, asset sales completed from January 1, 2013, through February 21, 2013 (see table below), were composed of the following:

- Older buildings: properties acquired prior to our May 1997 initial public offering or properties acquired shortly thereafter in the late 1990's;
- Assets with either near-term rollover with projected decreases in occupancy and/or requiring large capital investment to re-tenant and/or reposition. The weighted average occupancy for these assets was 90.1% at the date of sale and is projected to decline to approximately 55.4% by the end of 2013. Consequently, the NOI for these assets is projected to significantly decrease during 2013. The projected aggregate annualized GAAP NOI for the three months ended December 31, 2013, related to these sales was anticipated to be approximately $8.5 million with an average weighted average implied yield (GAAP NOI divided by sales price) of 6.7%; and
- Suburban locations: substantially all of these properties are located in suburban locations and were part of our initial entry into each of these sub-markets. We believe recycling proceeds from these sales into our current developments in higher-value, Class A assets located in urban "brain trust" life science cluster locations will generate higher long-term value.

The following table presents our completed real estate asset sales (dollars in thousands, except per square foot amounts):

DESCRIPTION	LOCATION	DATE OF SALE	RENTABLE/ DEVELOPABLE SQUARE FEET	SALES PRICE PER SQUARE FOOT	OCCUPANCY AT DATE OF SALE	ANNUALIZED GAAP NOI [1]	SALES PRICE	GAIN ON SALE
Sales completed in 2012								
1201/1209 Mercer Street [2]	Seattle	September 2012	76,029	$ 73	0 %	$ 45	$ 5,570	$ 54
801 Dexter Avenue North [2]	Seattle	August 2012	120,000	$ 72	0 %	$ (96)	8,600	$ 55
200 Lawrence Drive/ 210 Welsh Pool Road	Pennsylvania	July 2012	210,866	$ 94	100 %	$2,193	19,750 [3]	$ 103
155 Fortune Boulevard [4]	Route 495/ Worcester	July 2012	36,000	$ 222	100 %	$ 804	8,000	$1,350
5110 Campus Drive [4]	Pennsylvania	May 2012	21,000	$ 86	71 %	$ 77	1,800	$ 2
Land parcel	Greater Boston	March 2012	[5]	$ 275	N/A	N/A	31,360	$1,864
Sales completed in 2012							75,080	
Sales completed in 1Q13								
1124 Columbia Street	Seattle	January 2013	203,817	$ 209	81 % [6]	$6,802	42,600	$ -
25/35/45 West Watkins Mill Road/1201 Clopper Road [7]	Suburban Washington, D.C	February 2013	282,523	$ 147 [8]	100 %	$7,795	41,400	$ 53
Sales completed in 1Q13							84,000	
Total							$159,080	

(1) Annualized using actual year-to-date results as of the quarter end prior to date of sale or December 31, 2012.
(2) Properties sold to residential developers.
(3) Sales price reflects the near-term lease expiration of a client tenant occupying 38,513 rentable square feet, or 18% of the total rentable square feet, on the date of sale. In connection with the sale, we received a secured note receivable for $6.1 million with a maturity date in 2018.
(4) Properties were sold to client tenants.
(5) In March 2012, we completed an in-substance partial sale of our interest in underlying real estate supporting a project with 414,000 rentable square feet for approximately $31.4 million, or approximately $275 per rentable square foot.
(6) The property is expected to become 74% vacant in 2013 and the current buyer is expected to significantly renovate the property into medical office use. The sales price of 1124 Columbia Street includes a $29.8 million secured note receivable due in 2015 with an option to extend the maturity date by one year. As of December 31, 2012, this property is classified in discontinued operations.
(7) These properties met the classification for discontinued operations in January 2013 and were classified as operating properties as of December 31, 2012. We completed the sale on February 1, 2013, and recognized a $0.1 million gain upon the closing of the transaction.
(8) These properties are expected to become 17% vacant in 2013, with significant additional vacancy in subsequent years, and the buyer is expected to significantly renovate the property at 1201 Clopper Road.

SECURED CONSTRUCTION LOAN In June 2012, we closed a secured construction loan with aggregate commitments of $55.0 million. The construction loan matures in July 2015, and we have an option to extend the stated maturity date of July 1, 2015, by one year, twice, to July 1, 2017. The construction loan bears interest at LIBOR or Base Rate, plus in either case a specified margin of 1.50% for LIBOR borrowings or 0.25% for Base Rate borrowings. As of December 31, 2012, commitments of $38.1 million were available under this loan.

"AT THE MARKET" COMMON STOCK OFFERING PROGRAM See discussion in "Cash Flows – Financing Activities – 'At the Market' Common Stock Offering Program."

Uses of capital

SUMMARY OF CAPITAL EXPENDITURES The following tables summarize the components of our total actual capital expenditures for the year ended December 31, 2012, which include interest, property taxes, insurance, payroll costs, and other indirect project costs, and total projected capital expenditures for the year ended December 31, 2013, and the period thereafter (in thousands):

CONSTRUCTION SPENDING – ACTUAL	YEAR ENDED DECEMBER 31, 2012
Development projects in North America	$221,826
Redevelopment projects in North America	184,053
Preconstruction	73,087
Generic infrastructure/building improvement projects in North America[1]	72,752
Development and redevelopment projects in Asia	25,669
Total construction spending	$577,387

CONSTRUCTION SPENDING – PROJECTION	YEAR ENDED DECEMBER 31, 2013	THEREAFTER
Active development projects in North America	$ 227,027	$138,122
Active redevelopment projects in North America	85,366	11,364
Preconstruction	40,889	TBD[2]
Generic infrastructure/building improvement projects in North America	53,629	TBD[2]
Future projected construction projects[3]	111,447 - 161,447	TBD[2]
Development and redevelopment projects in Asia	26,642	25,877
Total construction spending	$545,000 - 595,000	$175,363

(1) Includes revenue-enhancing projects and amounts shown in the table below related to non-revenue-enhancing capital expenditures.
(2) Estimated spending beyond 2013 will be determined at a future date and is contingent upon many factors.
(3) Represents future projected construction projects in North America, including a future ground-up development at 75/125 Binney Street, and future redevelopment projects at 3013/3033 Science Park Road.

There can be no assurance that our projected capital expenditures will not be materially lower or higher than these expectations.

The table below shows the average per square foot of property-related non-revenue-enhancing capital expenditures, tenant improvements, and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from client tenants, revenue-enhancing, or related to properties that have undergone redevelopment) during the years ended December 31, 2012 and 2011:

YEAR ENDED DECEMBER 31,	2012	2011
Non-revenue-enhancing capital expenditures[1]:		
Major capital expenditures	$ 223,737	$ 640,699
Other building improvements	$ 1,844,708	$ 1,889,962
Square feet in asset base	14,115,129	13,384,598
Per square foot:		
Major capital expenditures	$ 0.02	$ 0.05
Other building improvements	$ 0.13	$ 0.14
Tenant improvements and leasing costs:		
Re-tenanted space[2]		
Tenant improvements and leasing costs	$ 2,672,823	$ 4,570,595
Re-tenanted square feet	284,263	512,573
Per square foot	$ 9.40	$ 8.92
Renewal space		
Tenant improvements and leasing costs	$ 6,508,352	$ 6,028,995
Renewal square feet	1,191,140	1,309,293
Per square foot	$ 5.46	$ 4.60

(1) Major capital expenditures typically consist of significant improvements such as roof and HVAC system replacements. Other building improvements exclude major capital expenditures.
(2) Excludes space that has undergone redevelopment before re-tenanting.

We expect our future non-revenue-enhancing capital expenditures, tenant improvements, and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from client tenants, revenue-enhancing, or related to properties that have undergone redevelopment) on a per square foot basis to approximate in the amounts shown in the preceding table.

Capitalized interest for the years ended December 31, 2012 and 2011, of approximately $62.8 million and $61.1 million, respectively, is classified in investments in real estate, net, as well as included in the table on the preceding page summarizing total capital expenditures. In addition, we capitalized payroll and other indirect project costs related to development, redevelopment, and construction projects, including projects in Asia, aggregating approximately $13.4 million and $17.0 million for the years ended December 31, 2012 and 2011, respectively. Such costs are also included in the "Summary of Capital Expenditures" section on the preceding page.

We capitalize interest cost as a cost of the project only during the period for which activities necessary to prepare an asset for its intended use are ongoing, provided that expenditures for the asset have been made and interest cost has been incurred. Indirect project costs, including construction administration, legal fees, and office costs that clearly relate to projects under development or construction, are capitalized as incurred during the period an asset is undergoing activities to prepare it for its intended use. Additionally, should activities necessary to prepare an asset for its intended use cease, interest, taxes, insurance, and certain other direct project costs related to this asset would be expensed as incurred. When construction activities cease and the asset is ready for its intended use, the asset is transferred out of construction in progress and classified as rental properties, net. Additionally, if vertical aboveground construction is not initiated at completion of preconstruction activities, the land parcel will be classified as land held for future development. Expenditures for repairs and maintenance are expensed as incurred. Fluctuations in our development, redevelopment, and construction activities could result in significant changes to total expenses and net income. For example, had we experienced a 10% reduction in development, redevelopment, and construction activities without a corresponding decrease in indirect project costs, including interest and payroll, total expenses would have increased by approximately $7.5 million for the year ended December 31, 2012.

We also capitalize and defer initial direct costs to originate leases with independent third parties related to evaluating a prospective lessee's financial condition, negotiating lease terms, preparing the lease agreement, and closing the lease transaction. Costs that we have capitalized and deferred relate to successful leasing transactions, result directly from and are essential to the lease transaction, and would not have been incurred had that leasing transaction not occurred. The initial direct costs capitalized and deferred also include the portion of our employees' total compensation and payroll-related fringe benefits directly related to time spent performing activities previously described and related to the respective lease that would not have been performed but for that lease. Total initial direct leasing costs capitalized during the years ended December 31, 2012 and 2011, were approximately $45.9 million and $57.5 million, respectively, of which approximately $10.6 million and $11.6 million, respectively, represented capitalized and deferred payroll costs directly related and essential to our leasing activities during such periods.

RETIREMENT OF 3.70% UNSECURED SENIOR CONVERTIBLE NOTES See discussion in "Cash Flows – Financing Activities – Retirement of 3.70% Unsecured Senior Convertible Notes."

ACQUISITIONS Refer to "Liquidity and Capital Resources – Acquisitions."

DIVIDENDS We are required to distribute at least 90% of our REIT taxable income on an annual basis in order to continue to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to preferred and common stockholders from cash flow from operating activities. All such distributions are at the discretion of our Board of Directors. We may be required to use borrowings under our unsecured senior line of credit, if necessary, to meet REIT distribution requirements and maintain our REIT status. We consider market factors and our performance in addition to REIT requirements in determining distribution levels. Our forecasts of taxable income and distributions do not require significant increases in our annual common stock dividends on a per share basis in order to distribute at least 90% of our REIT taxable income for the period from January 1, 2013, through December 31, 2013.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS Contractual obligations as of December 31, 2012, consisted of the following (in thousands):

		PAYMENTS BY PERIOD			
	TOTAL	2013	2014-2015	2016-2017	THEREAFTER
Secured notes payable[1][2]	$ 716,567	$ 36,775	$335,378	$ 235,172	$ 109,242
Unsecured senior notes payable[1]	550,250	–	250	–	550,000
Unsecured senior line of credit[3]	566,000	–	–	566,000	–
2016 Unsecured Senior Bank Term Loan[4]	750,000	–	–	750,000	–
2017 Unsecured Senior Bank Term Loan[5]	600,000	–	–	600,000	–
Estimated interest payments on fixed rate and hedged variable rate debt[6]	249,499	107,822	85,278	31,416	24,983
Estimated interest payments on variable rate debt[7]	66,135	7,792	39,861	18,482	–
Ground lease obligations	662,902	10,950	19,353	20,615	611,984
Other obligations	6,335	804	1,727	1,893	1,911
Total	$4,167,688	$164,143	$481,847	$2,223,578	$1,298,120

(1) Amounts represent principal amounts due and exclude unamortized premiums/discounts reflected on the consolidated balance sheets.
(2) Amounts include noncontrolling interests' share of scheduled principal maturities of approximately $21.3 million, of which approximately $20.9 million matures in 2014. See discussion under Note 6, Secured and Unsecured Debt, for additional information.
(3) The maturity date of our unsecured senior line of credit is April 30, 2017, assuming we exercise our sole right to extend the maturity date of April 30, 2016, twice by an additional six months.
(4) Our 2016 unsecured senior bank term loan ("2016 Unsecured Senior Bank Term Loan") matures June 30, 2016, assuming we exercise our sole right to extend the maturity date of June 30, 2015, by one year.
(5) Our 2017 unsecured senior bank term loan ("2017 Unsecured Senior Bank Term Loan") matures January 31, 2017, assuming we exercise our sole right to extend the maturity date of January 31, 2016, by one year.
(6) Estimated interest payments on our fixed rate debt and hedged variable rate debt were based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates, and scheduled maturity dates.
(7) The interest payments on variable rate debt were based on the interest rates in effect as of December 31, 2012.

SECURED NOTES PAYABLE Secured notes payable as of December 31, 2012, consisted of 14 notes secured by 38 properties. Our secured notes payable typically require monthly payments of principal and interest and had weighted average interest rates of approximately 5.65% as of December 31, 2012. Noncontrolling interests' share of secured notes payable aggregated approximately $21.3 million as of December 31, 2012. The total book values of rental properties, net, land held for future development, and construction in progress securing debt were approximately $1.3 billion as of December 31, 2012. As of December 31, 2012, our secured notes payable, including unamortized discounts, were composed of approximately $623.2 million and $93.4 million of fixed and variable rate debt, respectively.

ESTIMATED INTEREST PAYMENTS Estimated interest payments on our fixed rate debt and hedged variable rate debt were calculated based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates, and scheduled maturity dates. As of December 31, 2012, approximately 70% of our debt was fixed rate debt or variable rate debt subject to interest rate swap agreements. See additional information regarding our interest rate swap agreements under "Liquidity and Capital Resources – Contractual Obligations and Commitments – Interest Rate Swap Agreements." The remaining 30% of our debt is unhedged variable rate debt based primarily on LIBOR. Interest payments on our unhedged variable rate debt have been calculated based on interest rates in effect as of December 31, 2012. See additional information regarding our debt under Note 6, Secured and Unsecured Debt, to our consolidated financial statements appearing elsewhere in this report.

GROUND LEASE OBLIGATIONS Ground lease obligations as of December 31, 2012, included leases for 25 of our properties and four land development parcels. Excluding one ground lease related to one operating property that expires in 2036 with a net book value of approximately $8.4 million at December 31, 2012, our ground lease obligations have remaining lease terms ranging from 41 to 196 years, including extension options.

COMMITMENTS In addition to the above, as of December 31, 2012, remaining aggregate costs under contract for the construction of properties undergoing development, redevelopment, and generic life science infrastructure improvements under the terms of leases approximated $239.4 million. We expect payments for these obligations to occur over one to three years, subject to capital planning adjustments from time to time. We are also committed to funding approximately $55.5 million for certain investments over the next six years.

A 100% owned subsidiary of the Company previously executed a ground lease, as ground lessee, for certain property in New York City. The West Tower of the Alexandria Center™ for Life Science – New York City will be constructed on such ground leased property. In November 2012, we commenced vertical construction of the West Tower. The ground lease provides that substantial completion of the West Tower occur by October 31, 2015, and requires satisfying conditions that include substantially completed construction in accordance with the plans. The ground lease also provides that by October 31, 2016, the ground lessee shall obtain a temporary or permanent certificate of occupancy for the core and shell of both the East Tower of the Alexandria Center™ for Life Science – New York City (which has occurred) and the West Tower. In each case, the target dates above are subject to force majeure, to contractual cure rights, to other legal remedies available to ground lessees generally, and to change for any reason by agreement between both parties under the ground lease. If the above dates are not met, the ground lease provides contractual cure rights and the ground lease does not provide for the payment of additional rent, a late fee, or other monetary penalty.

OFF-BALANCE SHEET ARRANGEMENTS Our off-balance sheet arrangements consist of our investment in a real estate entity that is a variable interest entity for which we are not the primary beneficiary. We account for the real estate entity under the equity method. The debt held by the unconsolidated real estate entity is secured by the land parcel owned by the entity, and is non-recourse to us. See Notes 2 and 3 to our consolidated financial statements appearing elsewhere in this report.

INTEREST RATE SWAP AGREEMENTS We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured senior line of credit and unsecured senior bank term loans. These agreements involve an exchange of fixed and variable rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2012 (in thousands):

TRANSACTION DATE	EFFECTIVE DATE	TERMINATION DATE	INTEREST PAY RATE (1)	FAIR VALUE AS OF DECEMBER 31, 2012 (2)	NOTIONAL AMOUNT IN EFFECT AS OF DECEMBER 31,	
					2012	2013
December 2006	December 29, 2006	March 31, 2014	4.990 %	$ (2,991)	$ 50,000	$ 50,000
October 2007	October 31, 2007	September 30, 2013	4.642 %	(1,672)	50,000	–
October 2007	July 1, 2008	March 31, 2013	4.622 %	(264)	25,000	–
October 2007	July 1, 2008	March 31, 2013	4.625 %	(264)	25,000	–
December 2006	November 30, 2009	March 31, 2014	5.015 %	(4,510)	75,000	75,000
December 2006	November 30, 2009	March 31, 2014	5.023 %	(4,518)	75,000	75,000
December 2011	December 31, 2012	December 31, 2013	0.640 %	(1,057)	250,000	–
December 2011	December 31, 2012	December 31, 2013	0.640 %	(1,057)	250,000	–
December 2011	December 31, 2012	December 31, 2013	0.644 %	(533)	125,000	–
December 2011	December 31, 2012	December 31, 2013	0.644 %	(533)	125,000	–
December 2011	December 31, 2013	December 31, 2014	0.977 %	(1,632)	–	250,000
December 2011	December 31, 2013	December 31, 2014	0.976 %	(1,630)	–	250,000
Total				$(20,661)	$1,050,000	$700,000

(1) In addition to the interest pay rate, borrowings outstanding under our unsecured senior line of credit and unsecured senior bank term loans include an applicable margin currently ranging from 1.20 % to 1.75 %.
(2) Includes accrued interest and credit valuation adjustment.

We have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are adapted from the standard International Swaps and Derivatives Association, Inc. form) define certain terms between the Company and each counterparty to address and minimize certain risks associated with our interest rate swap agreements. In order to limit our risk of non-performance by an individual counterparty under our interest rate swap agreements, our interest rate swap agreements are spread among various counterparties. As of December 31, 2012 and 2011, the largest aggregate notional amount of interest rate swap agreements in effect at any single point in time with an individual counterparty was $375.0 million. If one or more of our counterparties fail to perform under our interest rate swap agreements, we may incur higher costs associated with our variable rate LIBOR-based debt than the interest costs we originally anticipated.

Notes to Consolidated Financial Statements

Note 1 Background

References to the "Company," "Alexandria," "we," "our," and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. (NYSE: ARE), a self-administered and self-managed real estate investment trust ("REIT"), is the largest and leading investment-grade REIT focused principally on owning, operating, developing, redeveloping, and acquiring high-quality, sustainable real estate for the broad and diverse life science industry. Alexandria's client tenants span the life science industry, including renowned academic and medical institutions, multinational pharmaceutical companies, public and private biotechnology entities, United States ("U.S.") government research agencies, medical device companies, industrial biotech companies, venture capital firms, and life science product and service companies. For additional information on Alexandria Real Estate Equities, Inc., please visit www.are.com.

Our asset base contains 178 properties approximating 17.1 million rentable square feet consisting of the following, as of December 31, 2012:

	RENTABLE SQUARE FEET
Operating properties	14,953,968
Development properties	1,566,774
Redevelopment properties	547,092
Total	17,067,834

As of December 31, 2012, we had 494 leases with a total of 396 client tenants, and 74, or 42%, of our 178 properties were single-tenant properties. Leases in our multi-tenant buildings typically have terms of three to seven years, while the single-tenant building leases typically have initial terms of 10 to 20 years. As of December 31, 2012:

- Approximately 94% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area, and other operating expenses (including increases thereto) in addition to base rent;
- Approximately 96% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed (generally ranging from 3% to 3.5%) or indexed based on a consumer price index or other index;
- Approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures (such as HVAC systems maintenance or replacement, roof replacement, and parking lot resurfacing) that we believe would typically be borne by the landlord in traditional office leases; and
- Investment-grade client tenants represented 47% of our total annualized base rent.

Any references to the number of buildings, square footage, number of leases, occupancy, annualized base rent percentages, and any amounts derived from these values in the notes to the consolidated financial statements are unaudited.

Consolidated Statements of Cash Flows (continued)

YEAR ENDED DECEMBER 31, (IN THOUSANDS)	2012	2011	2010
Financing Activities			
Borrowings from secured notes payable	$ 17,810	$ –	$ –
Repayments of borrowings from secured notes payable	(26,367)	(66,849)	(129,938)
Proceeds from issuance of unsecured senior notes payable	544,650	–	–
Payment on exchange of 8.00 % Unsecured Senior Convertible Notes	–	–	(43,528)
Repurchase of unsecured senior convertible notes	(84,801)	(221,439)	(97,309)
Principal borrowings from unsecured senior line of credit	847,147	1,406,000	854,000
Repayments of borrowings from unsecured senior line of credit	(651,147)	(1,784,000)	(582,000)
Principal borrowings from unsecured senior bank term loans	–	1,350,000	–
Repayment of unsecured senior bank term loan	(250,000)	(500,000)	–
Redemption of Series C Preferred Stock	(129,638)	–	–
Proceeds from issuance of Series E Preferred Stock	124,868	–	–
Proceeds from issuance of common stock	97,890	451,539	342,342
Change in restricted cash related to financings	(7,428)	7,311	(1,853)
Deferred financing costs paid	(13,225)	(27,316)	(5,273)
Proceeds from exercise of stock options	155	2,117	2,877
Dividends paid on common stock	(126,498)	(106,889)	(67,874)
Dividends paid on preferred stock	(27,819)	(28,357)	(28,357)
Contributions by redeemable noncontrolling interests	–	9	674
Distributions to redeemable noncontrolling interests	(1,249)	(1,263)	(1,331)
Redemption of redeemable noncontrolling interests	(450)	–	(2,346)
Contributions by noncontrolling interests	1,875	1,000	723
Distributions to noncontrolling interests	(913)	(2,707)	(2,895)
Net cash provided by financing activities	314,860	479,156	237,912
Effect of foreign exchange rate changes on cash and cash equivalents	139	(5,230)	431
Net increase (decrease) in cash and cash equivalents	62,432	(12,693)	20,604
Cash and cash equivalents at beginning of period	78,539	91,232	70,628
Cash and cash equivalents at end of period	$ 140,971	$ 78,539	$ 91,232
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest, net of interest capitalized	$ 52,561	$ 52,324	$ 57,198
Non-Cash Investing Activities			
Note receivable from sale of real estate	$ (6,125)	$ -	$ -
Write-off of fully amortized improvements	$ (17,730)	$ -	$ -
Changes in accrued capital expenditures	$ 46,087	$ 3,492	$ (3,391)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31, (IN THOUSANDS)	2012	2011	2010
Operating Activities			
Net income	$ 105,528	$ 135,393	$ 139,022
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	192,005	158,026	126,640
Loss on early extinguishment of debt	2,225	6,485	45,168
Gain on sale of land parcel	(1,864)	(46)	(59,442)
Gain on sale of real estate	(1,564)	–	(24)
Impairment of real estate	11,400	994	–
Impairment of land parcel	2,050	–	–
Amortization of loan fees and costs	9,832	9,300	7,892
Amortization of debt premiums/discounts	511	3,819	9,999
Amortization of acquired above and below market leases	(3,200)	(9,332)	(7,868)
Deferred rent	(28,456)	(26,797)	(22,832)
Stock compensation expense	14,160	11,755	10,816
Equity in loss (income) related to investments	26	–	(48)
Gain on sales of investments	(15,018)	(4,846)	(2,302)
Loss on sales of investments	2,611	1,795	303
Changes in operating assets and liabilities:			
Restricted cash	(261)	(465)	1,679
Tenant receivables	(981)	(2,359)	(1,301)
Deferred leasing costs	(45,099)	(56,226)	(27,577)
Other assets	(4,069)	(22,359)	(1,839)
Accounts payable, accrued expenses, and tenant security deposits	65,697	41,823	8,720
Net cash provided by operating activities	305,533	246,960	227,006
Investing Activities			
Proceeds from sale of properties	36,179	20,078	275,979
Distributions from unconsolidated real estate entity related to sale of land parcel	22,250	–	–
Additions to properties	(549,030)	(430,038)	(423,930)
Purchase of properties	(42,171)	(305,030)	(301,709)
Change in restricted cash related to construction projects	(9,377)	(2,183)	18,178
Contributions to unconsolidated real estate entity	(6,700)	(5,256)	(3,016)
Transfer of cash to unconsolidated real estate entity upon deconsolidation	–	–	(154)
Additions to investments	(36,294)	(27,999)	(14,807)
Proceeds from sales of investments	27,043	16,849	4,714
Net cash used in investing activities	$(558,100)	$(733,579)	$(444,745)

The accompanying notes are an integral part of these consolidated financial statements.

COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	NONCONTROLLING INTERESTS	TOTAL EQUITY	REDEEMABLE NONCONTROLLING INTERESTS
$616	$3,028,558	$ –	$(34,511)	$42,558	$3,416,859	$16,034
–	–	102,126	–	2,429	104,555	973
–	–	–	(2,361)	–	(2,361)	–
–	–	–	12,319	–	12,319	–
–	–	–	(280)	12	(268)	(50)
–	–	–	–	1,875	1,875	–
–	–	–	–	(913)	(913)	(1,249)
–	12	–	–	682	694	(1,144)
14	97,876	–	–	–	97,890	–
–	(5,132)	–	–	–	124,868	–
2	22,080	–	–	–	22,082	–
–	5,978	(5,978)	–	–	(129,638)	–
–	–	(131,790)	–	–	(131,790)	–
–	–	(27,678)	–	–	(27,678)	–
–	(63,320)	63,320	–	–	–	–
$632	**$3,086,052**	**$ –**	**$(24,833)**	**$46,643**	**$3,488,494**	**$14,564**

Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests (continued)

	ALEXANDRIA REAL ESTATE EQUITIES, INC.'S STOCKHOLDERS' EQUITY			
(DOLLARS IN THOUSANDS)	SERIES C PREFERRED STOCK	SERIES D CONVERTIBLE PREFERRED STOCK	SERIES E PREFERRED STOCK	NUMBER OF COMMON SHARES
Balance as of December 31, 2011 (continued from previous page)	$129,638	$250,000	$ –	61,560,472
Net income	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–
Unrealized gain on interest rate swap agreements	–	–	–	–
Foreign currency translation loss	–	–	–	–
Contributions by noncontrolling interests	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–
Redemption and conversion of noncontrolling interests	–	–	–	–
Issuance of common stock	–	–	–	1,366,977
Issuance of Series E Preferred Stock	–	–	130,000	–
Issuances pursuant to stock plan	–	–	–	317,196
Redemption of Series C Preferred Stock	(129,638)	–	–	–
Dividends declared on common stock	–	–	–	–
Dividends declared on preferred stock	–	–	–	–
Distributions in excess of earnings	–	–	–	–
Balance as of December 31, 2012	**$ –**	**$250,000**	**$130,000**	**63,244,645**

The accompanying notes are an integral part of these consolidated financial statements.

COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	NONCONTROLLING INTERESTS	TOTAL EQUITY	REDEEMABLE NONCONTROLLING INTERESTS
$438	$1,977,062	$ –	$(33,730)	$41,230	$2,364,638	$41,441
–	–	135,293	–	2,501	137,794	1,228
–	–	–	(1,123)	–	(1,123)	–
–	–	–	5,236	–	5,236	80
–	–	–	11,282	24	11,306	–
–	–	–	–	723	723	674
–	–	–	–	(2,895)	(2,895)	(1,331)
–	(179)	–	–	–	(179)	(2,167)
–	–	–	–	–	–	(24,005)
56	196,100	–	–	–	196,156	–
52	342,290	–	–	–	342,342	–
4	22,065	–	–	–	22,069	–
–	–	(28,357)	–	–	(28,357)	–
–	–	(77,302)	–	–	(77,302)	–
–	28,900	(28,900)	–	–	–	–
$550	$2,566,238	$ 734	$(18,335)	$41,583	$2,970,408	$15,920
–	–	131,418	–	2,657	134,075	1,318
–	–	–	(2,323)	–	(2,323)	–
–	–	–	11,827	–	11,827	–
–	–	–	(25,680)	25	(25,655)	50
–	–	–	–	1,000	1,000	9
–	–	–	–	(2,707)	(2,707)	(1,263)
–	(2,981)	–	–	–	(2,981)	–
63	451,476	–	–	–	451,539	–
3	22,383	–	–	–	22,386	–
–	–	(28,357)	–	–	(28,357)	–
–	–	(112,353)	–	–	(112,353)	–
–	(8,558)	8,558	–	–	–	–
$616	$3,028,558	$ –	$(34,511)	$42,558	$3,416,859	$16,034

Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests

	ALEXANDRIA REAL ESTATE EQUITIES, INC.'S STOCKHOLDERS' EQUITY			
(DOLLARS IN THOUSANDS)	SERIES C PREFERRED STOCK	SERIES D CONVERTIBLE PREFERRED STOCK	SERIES E PREFERRED STOCK	NUMBER OF COMMON SHARES
Balance as of December 31, 2009	$129,638	$250,000	$ –	43,846,050
Net income	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–
Unrealized gain on interest rate swap agreements	–	–	–	–
Foreign currency translation gain	–	–	–	–
Contributions by noncontrolling interests	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–
Redemptions of redeemable noncontrolling interests	–	–	–	–
Deconsolidation of investment in real estate entity	–	–	–	–
Exchange of 8.00% Unsecured Senior Convertible Notes	–	–	–	5,620,256
Issuance of common stock	–	–	–	5,175,000
Issuances pursuant to stock plan	–	–	–	325,619
Dividends declared on common stock	–	–	–	–
Dividends declared on preferred stock	–	–	–	–
Distributions in excess of earnings	–	–	–	–
Balance as of December 31, 2010	$129,638	$250,000	$ –	54,966,925
Net income	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–
Unrealized gain on interest rate swap agreements	–	–	–	–
Foreign currency translation (loss) gain	–	–	–	–
Contributions by noncontrolling interests	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–
Equity component related to repurchase of unsecured senior convertible notes (see Note 6)	–	–	–	–
Issuance of common stock	–	–	–	6,250,651
Issuances pursuant to stock plan	–	–	–	342,896
Dividends declared on common stock	–	–	–	–
Dividends declared on preferred stock	–	–	–	–
Distributions in excess of earnings	–	–	–	–
Balance as of December 31, 2011	$129,638	$250,000	$ –	61,560,472

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

YEAR ENDED DECEMBER 31, (IN THOUSANDS)	**2012**	2011	2010
Net income	**$105,528**	$135,393	$139,022
Other comprehensive income (loss)			
Unrealized losses on marketable securities			
Unrealized holding gains arising during the period	**990**	238	292
Reclassification adjustment for gains included in net income	**(3,351)**	(2,561)	(1,415)
Unrealized losses on marketable securities, net	**(2,361)**	(2,323)	(1,123)
Unrealized gains on interest rate swaps			
Unrealized interest rate swap losses arising during the period	**(9,990)**	(9,630)	(25,313)
Reclassification adjustment for amortization of interest expense included in net income	**22,309**	21,457	30,629
Unrealized gains on interest rate swap agreements, net	**12,319**	11,827	5,316
Foreign currency translation (losses) gains	**(318)**	(25,605)	11,306
Total other comprehensive income (loss)	**9,640**	(16,101)	15,499
Comprehensive income	**115,168**	119,292	154,521
Comprehensive income attributable to noncontrolling interests	**(3,364)**	(4,050)	(3,833)
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$111,804**	$115,242	$150,688

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

YEAR ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)	2012	2011	2010
Revenues			
Rental	**$432,452**	$414,164	$350,079
Tenant recoveries	**135,186**	128,299	105,423
Other income	**18,435**	5,762	5,119
Total revenues	**586,073**	548,225	460,621
Expenses			
Rental operations	**174,523**	159,567	123,309
General and administrative	**47,795**	41,127	34,345
Interest	**69,184**	63,378	69,509
Depreciation and amortization	**188,850**	153,087	121,207
Impairment of land parcel	**2,050**	–	–
Loss on early extinguishment of debt	**2,225**	6,485	45,168
Total expenses	**484,627**	423,644	393,538
Income from continuing operations	**101,446**	124,581	67,083
Income from discontinued operations			
Income from discontinued operations before impairment of real estate	**13,618**	11,760	12,497
Impairment of real estate	**(11,400)**	(994)	–
Income from discontinued operations, net	**2,218**	10,766	12,497
Gain on sales of land parcels	**1,864**	46	59,442
Net income	**105,528**	135,393	139,022
Net income attributable to noncontrolling interests	**3,402**	3,975	3,729
Dividends on preferred stock	**27,328**	28,357	28,357
Preferred stock redemption charge	**5,978**	–	–
Net income attributable to unvested restricted stock awards	**1,190**	1,088	995
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$ 67,630**	$101,973	$105,941
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic and diluted			
Continuing operations	**$ 1.05**	$ 1.55	$ 1.93
Discontinued operations, net	**0.04**	0.18	0.26
Earnings per share – basic and diluted	**$ 1.09**	$ 1.73	$ 2.19

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

DECEMBER 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)	2012	2011
Assets		
Investments in real estate, net	$6,424,578	$6,008,440
Cash and cash equivalents	140,971	78,539
Restricted cash	39,947	23,332
Tenant receivables	8,449	7,480
Deferred rent	170,396	142,097
Deferred leasing and financing costs, net	160,048	135,550
Investments	115,048	95,777
Other assets	90,679	82,914
Total assets	$7,150,116	$6,574,129
Liabilities, Noncontrolling Interests, and Equity		
Secured notes payable	$ 716,144	$ 724,305
Unsecured senior notes payable	549,805	84,959
Unsecured senior line of credit	566,000	370,000
Unsecured senior bank term loans	1,350,000	1,600,000
Accounts payable, accrued expenses, and tenant security deposits	423,708	325,393
Dividends payable	41,401	36,579
Total liabilities	3,647,058	3,141,236
Commitments and contingencies		
Redeemable noncontrolling interests	14,564	16,034
Alexandria Real Estate Equities, Inc.'s stockholders' equity:		
8.375 % Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding as of December 31, 2011; $25 liquidation value per share	–	129,638
7.00 % Series D cumulative convertible preferred stock, $0.01 par value per share, 10,000,000 shares authorized; 10,000,000 issued and outstanding as of December 31, 2012 and 2011; $25 liquidation value per share	250,000	250,000
6.45 % Series E cumulative redeemable preferred stock, $0.01 par value per share, 5,200,000 shares authorized; 5,200,000 shares issued and outstanding as of December 31, 2012; $25 liquidation value per share	130,000	–
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 63,244,645 and 61,560,472 issued and outstanding as of December 31, 2012 and 2011, respectively	632	616
Additional paid-in capital	3,086,052	3,028,558
Accumulated other comprehensive loss	(24,833)	(34,511)
Alexandria Real Estate Equities, Inc.'s stockholders' equity	3,441,851	3,374,301
Noncontrolling interests	46,643	42,558
Total equity	3,488,494	3,416,859
Total liabilities, noncontrolling interests, and equity	$7,150,116	$6,574,129

The accompanying notes are an integral part of these consolidated financial statements.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC. We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2013, expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
February 25, 2013

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC. We have audited Alexandria Real Estate Equities, Inc. internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Alexandria Real Estate Equities, Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Alexandria Real Estate Equities, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2012, and December 31, 2011, and the related consolidated statements of income, comprehensive income, change in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 25, 2013, expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
February 25, 2013

Management's Annual Report on Internal Control over Financial Reporting

THE MANAGEMENT OF ALEXANDRIA REAL ESTATE EQUITIES, INC. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 and 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in "Internal Control – Integrated Framework." Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in their report, which is included herein.

Performance Graph

THIS PERFORMANCE GRAPH COMPARES the cumulative total return on our common stock over the five-year period ending December 31, 2012, to the cumulative total return of the All Equity REIT Index prepared by the FTSE and NAREIT ("FTSE NAREIT All Equity REIT Index"), the Russell 2000 Index, the S&P 500 Index, the US REIT Office Index prepared by SNL Financial LC ("SNL US REIT Office Index"), and the Equity Office Index prepared by the FTSE and NAREIT ("FTSE NAREIT Equity Office Index"). The graph assumes that $100 was invested on December 31, 2007, in our common stock, the FTSE NAREIT All Equity REIT Index, the Russell 2000 Index, the S&P 500 Index, the SNL US REIT Office Index, and the FTSE NAREIT Equity Office Index, and that all dividends were reinvested. The returns shown on the graph are not necessarily indicative of future performance.

PERFORMANCE GRAPH
DECEMBER 31, 2007 - DECEMBER 31, 2012


$140
$120
$100
$ 80
$ 60
$ 40
$ 20
2007
2008
2009
2010
2011
2012
ALEXANDRIA REAL ESTATE EQUITIES, INC.
FTSE NAREIT ALL EQUITY REIT INDEX
RUSSELL 2000 INDEX
S&P 500 INDEX
SNL US REIT OFFICE INDEX
FTSE NAREIT EQUITY OFFICE INDEX

DECEMBER 31,	2007	2008	2009	2010	2011	**2012**
Alexandria Real Estate Equities, Inc.	$100.00	$ 61.60	$ 68.63	$ 79.92	$ 77.27	**$ 79.98**
FTSE NAREIT All Equity REIT Index	$100.00	$ 62.27	$ 79.70	$101.98	$110.42	**$132.18**
Russell 2000 Index	$100.00	$ 66.21	$ 84.20	$106.82	$102.36	**$119.09**
S&P 500 Index	$100.00	$ 63.00	$ 79.68	$ 91.68	$ 93.61	**$108.59**
SNL US REIT Office Index	$100.00	$ 56.85	$ 77.94	$ 94.53	$ 93.68	**$107.32**
FTSE NAREIT Equity Office Index	$100.00	$ 58.93	$ 79.88	$ 94.59	$ 93.87	**$107.15**

Source: SNL Financial LC, Charlottesville, VA | © 2013 | www.snl.com

The following performance graph compares the cumulative total return on our common stock since our initial public offering on May 28, 1997, to December 31, 2012, to the cumulative total return of the FTSE NAREIT All Equity REIT Index, the FTSE NAREIT Equity Office Index, the SNL US REIT Office Index, the Russell 2000 Index, and the S&P 500 Index. The graph assumes that $100 was invested on May 28, 1997, in our common stock, the FTSE NAREIT All Equity REIT Index, the FTSE NAREIT Equity Office Index, the SNL US REIT Office Index, the Russell 2000 Index, and the S&P 500 Index, and that all dividends were reinvested. The returns shown on the graph are not necessarily indicative of future performance.

PERFORMANCE GRAPH MAY 28, 1997 - DECEMBER 31, 2012


$700
$600
$500
$400
$300
$200
$100
$ 0
2007
2008
2009
2010
2011
2012
2010
2011
2012
ALEXANDRIA REAL ESTATE EQUITIES, INC.
FTSE NAREIT ALL EQUITY REIT INDEX
FTSE NAREIT EQUITY OFFICE INDEX
SNL US REIT OFFICE INDEX
RUSSELL 2000 INDEX
S&P 500 INDEX

	MAY 28,	DECEMBER 31,							
	1997	1998	2000	2002	2004	2006	2008	2010	**2012**
Alexandria Real Estate Equities, Inc.	$100.00	$158.39	$212.34	$269.87	$513.11	$739.75	$475.86	$617.40	**$617.87**
FTSE NAREIT All Equity REIT Index	$100.00	$ 95.34	$114.91	$135.93	$245.26	$371.54	$195.06	$319.43	**$414.04**
FTSE NAREIT Equity Office Index	$100.00	$110.49	$156.03	$155.93	$257.62	$423.14	$202.09	$324.36	**$367.46**
SNL US REIT Office Index	$100.00	$107.49	$146.92	$147.90	$241.31	$389.80	$176.25	$293.04	**$332.71**
Russell 2000 Index	$100.00	$113.74	$133.76	$109.00	$189.93	$235.05	$153.20	$247.15	**$275.55**
S&P 500 Index	$100.00	$148.76	$163.67	$112.34	$160.30	$194.74	$129.43	$188.34	**$223.09**

Source: SNL Financial LC, Charlottesville, VA | © 2013 | www.snl.com

EQUITY PRICE RISK

We have exposure to equity price market risk because of our equity investments in certain publicly traded companies and privately held entities. We classify investments in publicly traded companies as "available for sale" and, consequently, recognize them in accompanying consolidated balance sheets at fair value, with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other-than-temporary declines in value against earnings in the same period during which the decline in value was deemed to have occurred. There is no assurance that future declines in value will not have a material adverse impact on our future results of operations. The following table illustrates the effect that a 10% change in the fair value of our equity investments would have on earnings (in thousands):

AS OF DECEMBER 31,	2012	2011
Equity price risk:		
Increase in fair value of 10%	$ 11,505	$ 9,600
Decrease in fair value of 10%	$(11,505)	$(9,600)

FOREIGN CURRENCY EXCHANGE RATE RISK

We have exposure to foreign currency exchange rate risk related to our subsidiaries operating in Canada and Asia. The functional currencies of our foreign subsidiaries are the respective local currencies. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and statements of income are classified in AOCI as a separate component of total equity. Gains or losses will be reflected in our statements of income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. The following table illustrates the effect that a 10% increase or decrease in foreign currency rates relative to the U.S. dollar would have on our earnings, based on our current operating assets outside the U.S. (in thousands):

AS OF DECEMBER 31,	2012	2011
Foreign currency exchange rate risk:		
Increase in foreign currency exchange rate of 10%	$ (29)	$ 199
Decrease in foreign currency exchange rate of 10%	$ 29	$(199)

This sensitivity analysis assumes a parallel shift of all foreign currency exchange rates with respect to the U.S. dollar; however, foreign currency exchange rates do not typically move in such a manner and actual results may differ materially.

Quantitative and Qualitative Disclosures About Market Risk

INTEREST RATE RISK

The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swap agreements, caps, floors, and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counterparty credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. The following table illustrates the effect of a 1% increase/decrease in interest rates, assuming a LIBOR floor of 0%, on our variable rate debt, including our unsecured senior line of credit and unsecured senior bank term loans, after considering the effect of our interest rate swap agreements, secured debt, unsecured senior notes payable, and unsecured senior convertible notes (in thousands):

AS OF DECEMBER 31,	2012	2011
Impact to future earnings due to variable rate debt:		
Rate increase of 1%	**$ (5,870)**	$ (3,357)
Rate decrease of 1%	**$ 1,101**	$ 1,414
Effect on fair value of secured debt:		
Rate increase of 1%	**$ (37,146)**	$ (77,554)
Rate decrease of 1%	**$ 27,260**	$ 35,182

These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2012. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analyses assume no changes in our capital structure.

The following table summarizes unencumbered NOI as a percentage of total NOI for the years ended December 31, 2012 and 2011 (dollars in thousands):

YEAR ENDED DECEMBER 31,	2012	2011
Unencumbered net operating income	**$296,033**	$252,376
Encumbered net operating income	**115,517**	136,282
Total net operating income	**$411,550**	$388,658
Unencumbered net operating income as a percentage of total net operating income	**72 %**	65 %

NET DEBT TO GROSS ASSETS (EXCLUDING CASH AND RESTRICTED CASH) Net debt to gross assets (excluding cash and restricted cash) is a non-GAAP financial measure that we believe is useful to investors as a supplemental measure in evaluating our leverage. Net debt is calculated as described in "Net Debt to Adjusted EBITDA." Gross assets (excluding cash and restricted cash) are equal to total assets plus accumulated depreciation less cash, cash equivalents, and restricted cash.

The following table summarizes the calculation of net debt to gross assets (excluding cash and restricted cash) as of December 31, 2012 and 2011 (dollars in thousands):

AS OF DECEMBER 31,	2012	2011
Net debt	**$3,001,031**	$2,677,393
Total assets	**$7,150,116**	$6,574,129
Add: accumulated depreciation	**875,035**	742,535
Less: cash and cash equivalents	**(140,971)**	(78,539)
Less: restricted cash	**(39,947)**	(23,332)
Gross assets (excluding cash and restricted cash)	**$7,844,233**	$7,214,793
Net debt to gross assets (excluding cash and restricted cash)	**38 %**	37 %

NOI See discussion of NOI in "Results of Operations." The following table is a reconciliation of NOI to income from continuing operations, the most directly comparable financial measure calculated and presented in accordance with GAAP (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	2010	2009	2008
Net operating income	**$411,550**	$388,658	$337,312	$343,185	$325,074
Operating margins	**70 %**	71 %	73 %	75 %	76 %
General and administrative	**47,795**	41,127	34,345	36,275	34,771
Interest expense	**69,184**	63,378	69,509	82,111	85,118
Depreciation and amortization	**188,850**	153,087	121,207	113,042	102,167
Impairment of investments	**–**	–	–	–	13,251
Impairment of land parcel	**2,050**	–	–	–	–
Loss (gain) on early extinguishment of debt	**2,225**	6,485	45,168	(11,254)	–
Income from continuing operations	**$101,446**	$124,581	$ 67,083	$123,011	$ 89,767

SAME PROPERTY NOI See discussion of Same Properties and reconciliation of NOI to income from continuing operations in "Results of Operations."

UNENCUMBERED NOI AS A PERCENTAGE OF TOTAL NOI Unencumbered NOI as a percentage of total NOI is a non-GAAP financial measure that we believe is useful to investors as a performance measure of our results of operations of our unencumbered real estate assets, as it reflects primarily those income and expense items that are incurred at the unencumbered property level. We use unencumbered NOI as a percentage of total NOI in order to assess our compliance with our financial covenants under our debt obligations because the measure serves as a proxy for a financial measure under such debt obligations. Unencumbered NOI is derived from assets classified in continuing operations that are not subject to any mortgage, deed of trust, lien, or other security interest as of the period for which income is presented. Unencumbered NOI for periods prior to December 31, 2012, has been reclassified to conform to current period presentation related to discontinued operations. See the reconciliation of NOI to income from continuing operations in "Results of Operations."

The following table presents a reconciliation of interest expense, the most directly comparable GAAP financial measure to cash interest and fixed charges, for the three months and years ended December 31, 2012 and 2011 (dollars in thousands):

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2012	2011	**2012**	2011
Adjusted EBITDA	**$102,219**	$94,491	**$393,124**	$376,050
Interest expense – continuing operations	**$ 17,941**	$14,757	**$ 69,184**	$ 63,378
Interest expense – discontinued operations	**–**	–	**–**	65
Add: capitalized interest	**14,897**	16,151	**62,751**	61,056
Less: amortization of loan fees	**(2,505)**	(2,551)	**(9,832)**	(9,300)
Less: amortization of debt premium/discounts	**(110)**	(565)	**(511)**	(3,819)
Cash interest	**30,223**	27,792	**121,592**	111,380
Dividends on preferred stock	**6,471**	7,090	**27,328**	28,357
Fixed charges	**$ 36,694**	$34,882	**$148,920**	$139,737
Fixed charge coverage ratio	**2.8 x**	2.7 x	**2.6 x**	2.7 x

INTEREST COVERAGE RATIO The interest coverage ratio is the ratio of Adjusted EBITDA to cash interest. This ratio is useful to investors as an indicator of our ability to service our cash interest obligations.

The following table summarizes the calculation of the interest coverage ratio for the three months and years ended December 31, 2012 and 2011 (dollars in thousands):

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2012	2011	**2012**	2011
Adjusted EBITDA	**$102,219**	$94,491	**$393,124**	$376,050
Interest expense – continuing operations	**$ 17,941**	$14,757	**$ 69,184**	$ 63,378
Interest expense – discontinued operations	**–**	–	**–**	65
Add: capitalized interest	**14,897**	16,151	**62,751**	61,056
Less: amortization of loan fees	**(2,505)**	(2,551)	**(9,832)**	(9,300)
Less: amortization of debt premium/discounts	**(110)**	(565)	**(511)**	(3,819)
Cash interest	**$ 30,223**	$27,792	**$121,592**	$111,380
Interest coverage ratio	**3.4 x**	3.4 x	**3.2 x**	3.4 x

NET DEBT TO ADJUSTED EBITDA Net debt to Adjusted EBITDA is a non-GAAP financial measure that we believe is useful to investors as a supplemental measure in evaluating our leverage. Net debt is equal to the sum of total debt less cash, cash equivalents, and restricted cash. See "Adjusted EBITDA" for further information on the calculation of Adjusted EBITDA.

The following table summarizes the calculation of net debt to Adjusted EBITDA as of December 31, 2012 and 2011 (dollars in thousands):

AS OF DECEMBER 31,	**2012**	2011
Secured notes payable	**$ 716,144**	$ 724,305
Unsecured senior notes payable	**549,805**	84,959
Unsecured senior line of credit	**566,000**	370,000
Unsecured senior bank term loans	**1,350,000**	1,600,000
Less: cash and cash equivalents	**(140,971)**	(78,539)
Less: restricted cash	**(39,947)**	(23,332)
Net debt	**$3,001,031**	$2,677,393
Adjusted EBITDA (fourth quarter annualized) (1)	**$ 408,876**	$ 377,964
Net debt to Adjusted EBITDA (fourth quarter annualized) (1)	**7.3 x**	7.1 x
Adjusted EBITDA (trailing 12 months)	**$ 393,124**	$ 376,050
Net debt to Adjusted EBITDA (trailing 12 months)	**7.6 x**	7.1 x

(1) We believe the Adjusted EBITDA and net debt to Adjusted EBITDA for the three months ended December 31, 2012 and 2011, annualized, reflect the completion of many development and redevelopment projects and are indicative of the Company's current operating trends.

performance independent of our capital structure and indebtedness and, therefore, allow for a more meaningful comparison of our performance to that of other companies, both in the real estate industry and in other industries. We believe that excluding non-cash charges related to stock-based compensation facilitates a comparison of our operations across periods and among other equity REITs without the variances caused by different valuation methodologies, the volatility of the expense (which depends on market forces outside our control), and the assumptions and the variety of award types that a company can use. We believe that adjusting for the effects of gains or losses on sales of real estate, gains or losses on sales of land parcels, impairments of real estate, and impairments of land parcels provides useful information by excluding certain items that are not representative of our core operating results. These items are dependent upon historical costs, and are subject to judgmental inputs and the timing of our decisions. EBITDA, Adjusted EBITDA, and Adjusted EBITDA margins have limitations as measures of our performance. EBITDA, Adjusted EBITDA, and Adjusted EBITDA margins do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments. While EBITDA, Adjusted EBITDA, and Adjusted EBITDA margins are relevant and widely used measures of performance, they do not represent net income or cash flows from operations as defined by GAAP, and they should not be considered as alternatives to those indicators in evaluating performance or liquidity. Further, our computation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margins may not be comparable to similar measures reported by other companies.

We believe the EBITDA, Adjusted EBITDA, and Adjusted EBITDA margins for the three months ended December 31, 2012 and 2011, annualized, reflect the completion of our development and redevelopment projects and are indicative of the Company's current operating trends. During the three months ended December 31, 2012, we completed a number of development and redevelopment projects, which significantly increased our NOI for the period.

The following table reconciles net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, to EBITDA, Adjusted EBITDA, and Adjusted EBITDA margins, for the periods below (dollars in thousands):

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2012	2011	**2012**	2011
Net income	**$ 28,807**	$ 35,462	**$105,528**	$135,393
Interest expense – continuing operations	**17,941**	14,757	**69,184**	63,378
Interest expense – discontinued operations	**–**	–	**–**	65
Depreciation and amortization – continuing operations	**48,072**	39,762	**188,850**	153,087
Depreciation and amortization – discontinued operations	**–**	1,204	**3,155**	4,939
EBITDA	**94,820**	91,185	**366,717**	356,862
Stock compensation expense	**3,748**	3,306	**14,160**	11,755
Loss on early extinguishment of debt	**–**	–	**2,225**	6,485
Gain on sale of real estate	**–**	–	**(1,564)**	–
Gain on sale of land parcel	**–**	–	**(1,864)**	(46)
Impairment of real estate	**1,601**	–	**11,400**	994
Impairment of land parcel	**2,050**	–	**2,050**	–
Adjusted EBITDA	**$102,219**	$ 94,491	**$393,124**	$376,050
Total revenues	**$154,170**	$139,249	**$586,073**	$548,225
Adjusted EBITDA margins	**66 %**	68 %	**67 %**	69 %

FIXED CHARGE COVERAGE RATIO The fixed charge coverage ratio is useful to investors as a supplemental measure of the Company's ability to satisfy fixed financing obligations and dividends on preferred stock. Cash interest is equal to interest expense calculated in accordance with GAAP, plus capitalized interest, less amortization of loan fees, and amortization of debt premiums/discounts.

The following table presents a reconciliation of net income per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic, the most directly comparable financial measure calculated and presented in accordance with GAAP, to FFO per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic, FFO per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted, and AFFO per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, for the periods below:

YEAR ENDED DECEMBER 31,	**2012**	2011	2010
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic	**$ 1.09**	$ 1.73	$ 2.19
Depreciation and amortization	**3.10**	2.66	2.62
Gain on sale of real estate	**(0.03)**	–	–
Impairment of real estate	**0.18**	0.02	–
Gain on sale of land parcel	**(0.03)**	–	(1.23)
Amount attributable to noncontrolling interests/ unvested restricted stock awards:			
Net income	**0.07**	0.09	0.10
FFO	**(0.07)**	(0.11)	(0.12)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic	**4.31**	4.39	3.56
Assumed conversion of 8.00 % Unsecured Senior Convertible Notes	**–**	–	(0.04)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted	**4.31**	4.39	3.52
Realized gain on equity investment primarily related to one non-tenant life science entity	**(0.09)**	–	–
Impairment of land parcel	**0.04**	–	(0.01)
Loss on early extinguishment of debt	**0.02**	0.11	0.89
Preferred stock redemption charge	**0.10**	–	–
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted	**4.38**	4.50	4.40
Non-revenue-enhancing capital expenditures:			
Building improvements	**(0.03)**	(0.04)	(0.03)
Tenant improvements and leasing commissions	**(0.15)**	(0.18)	(0.13)
Straight-line rent	**(0.46)**	(0.45)	(0.45)
Straight-line rent on ground leases	**0.05**	0.08	0.10
Capitalized income from development projects	**0.01**	0.07	0.11
Amortization of acquired above and below market leases	**(0.05)**	(0.16)	(0.15)
Amortization of loan fees	**0.16**	0.16	0.16
Amortization of debt premiums/discounts	**0.01**	0.06	0.20
Stock compensation	**0.23**	0.20	0.21
AFFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted	**$ 4.15**	$ 4.24	$ 4.42

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGINS EBITDA represents earnings before interest, taxes, depreciation, and amortization ("EBITDA"), a non-GAAP financial measure, and is used by us and others as a supplemental measure of performance. We use Adjusted EBITDA and Adjusted EBITDA margins to assess the performance of our core operations, for financial and operational decision making, and as a supplemental or additional means of evaluating period-to-period comparisons on a consistent basis. Adjusted EBITDA also serves as a proxy for a component of a financial covenant under certain of our debt obligations. Adjusted EBITDA is calculated as EBITDA excluding net stock compensation expense, gains or losses on early extinguishment of debt, gains or losses on sales of real estate, gains or losses on sales of land parcels, impairments of real estate, and impairments of land parcels. We believe Adjusted EBITDA and Adjusted EBITDA margins provide investors relevant and useful information because they permit investors to view income from our operations on an unleveraged basis before the effects of taxes, non-cash depreciation and amortization, net stock compensation expense, gains or losses on early extinguishment of debt, gains or losses on sales of real estate, gains or losses on sales of land parcels, impairments of real estate, and impairments of land parcels. By excluding interest expense and gains or losses on early extinguishment of debt, EBITDA, Adjusted EBITDA, and Adjusted EBITDA margins allow investors to measure our

AFFO is not intended to represent cash flow for the period, and is intended only to provide an additional measure of performance. We believe that net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders is the most directly comparable GAAP financial measure to AFFO. We believe that AFFO is a widely recognized measure of the operations of equity REITs, and presenting AFFO will enable investors to assess our performance in comparison to other equity REITs. However, other equity REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not be comparable to AFFO calculated by other equity REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic, the most directly comparable financial measure calculated and presented in accordance with GAAP, to FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic, FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted, and AFFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, for the periods below (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	2010
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic	**$ 67,630**	$101,973	$105,941
Depreciation and amortization	**192,005**	158,026	126,640
Gain on sale of real estate	**(1,564)**	–	(24)
Impairment of real estate	**11,400**	994	–
Gain on sale of land parcel	**(1,864)**	(46)	(59,442)
Amount attributable to noncontrolling interests/ unvested restricted stock awards:			
Net income	**4,592**	5,063	4,724
FFO	**(4,561)**	(6,402)	(5,834)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic	**267,638**	259,608	172,005
Assumed conversion of 8.00 % Unsecured Senior Convertible Notes	**21**	21	7,781
Effect of dilutive securities and assumed conversion attributable to unvested restricted stock awards	**–**	–	(22)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted	**267,659**	259,629	179,764
Realized gain on equity investment primarily related to one non-tenant life science entity	**(5,811)**	–	–
Impairment of land parcel	**2,050**	–	–
Loss on early extinguishment of debt	**2,225**	6,485	45,168
Preferred stock redemption charge	**5,978**	–	–
Allocation to unvested restricted stock awards	**(39)**	(69)	(394)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted	**272,062**	266,045	224,538
Non-revenue-enhancing capital expenditures:			
Building improvements	**(2,068)**	(2,531)	(1,332)
Tenant improvements and leasing commissions	**(9,181)**	(10,600)	(6,725)
Straight-line rent	**(28,456)**	(26,797)	(22,832)
Straight-line rent on ground leases	**3,285**	4,704	5,337
Capitalized income from development projects	**645**	3,973	5,688
Amortization of acquired above and below market leases	**(3,200)**	(9,332)	(7,868)
Amortization of loan fees	**9,832**	9,300	7,892
Amortization of debt premiums/discounts	**511**	3,819	9,999
Stock compensation	**14,160**	11,755	10,816
Allocation to unvested restricted stock awards	**127**	122	(101)
AFFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted	**$257,717**	$250,458	$225,412

NON-GAAP MEASURES

FFO AND FFO, AS ADJUSTED GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes that real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among equity REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. Moreover, we believe that FFO, as adjusted, is also helpful because it allows investors to compare our performance to the performance of other real estate companies between periods, and on a consistent basis, without having to account for differences caused by investment and disposition decisions, financing decisions, terms of securities, capital structures, and capital market transactions. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its NAREIT White Paper. The NAREIT White Paper defines FFO as net income (computed in accordance with GAAP), excluding gains (losses) from sales of depreciable real estate and land parcels and impairments of depreciable real estate (excluding land parcels), plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Impairments of real estate relate to decreases in the estimated fair value of real estate due to changes in general market conditions and do not necessarily reflect the operating performance of the properties during the corresponding period. Impairments of real estate represent the non-cash write-down of assets when fair value over the recoverability period is less than the carrying value. We compute FFO, as adjusted, as FFO calculated in accordance with the NAREIT White Paper, plus losses on early extinguishment of debt, preferred stock redemption charges, and impairments of land parcels, less realized gain on equity investment primarily related to one non-tenant life science entity, and the amount of such items that is allocable to our unvested restricted stock awards. Our calculations of both FFO and FFO, as adjusted, may differ from those methodologies utilized by other equity REITs for similar performance measurements, and, accordingly, may not be comparable to those of other equity REITs. Neither FFO nor FFO, as adjusted, should be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of liquidity, nor are they indicative of the availability of funds for our cash needs, including funds available to make distributions.

ADJUSTED FUNDS FROM OPERATIONS ("AFFO") AFFO is a non-GAAP financial measure that we use as a supplemental measure of our performance. We compute AFFO by adding to or deducting from FFO, as adjusted: (1) non-revenue-enhancing capital expenditures, tenant improvements, and leasing commissions (excludes development and redevelopment expenditures); (2) effects of straight-line rent and straight-line rent on ground leases; (3) capitalized income from development projects; (4) amortization of acquired above and below market leases, loan fees, and debt premiums/discounts; (5) non-cash compensation expense; and (6) allocation of AFFO attributable to unvested restricted stock awards.

We believe that AFFO is a useful supplemental performance measure because it further adjusts to: (1) deduct certain expenditures that, although capitalized and classified in depreciation expense, do not enhance the revenue or cash flows of our properties; (2) eliminate the effect of straight-lining our rental income and capitalizing income from development projects in order to reflect the actual amount of contractual rents due in the period presented; and (3) eliminate the effect of non-cash items that are not indicative of our core operations and do not actually reduce the amount of cash generated by our operations. We believe that eliminating the effect of non-cash charges related to stock-based compensation facilitates a comparison of our operations across periods and among other equity REITs without the variances caused by different valuation methodologies, the volatility of the expense (which depends on market forces outside our control), and the assumptions and the variety of award types that a company can use. We believe that AFFO provides useful information by excluding certain items that are not representative of our core operating results because such items are dependent upon historical costs or subject to judgmental valuation inputs and the timing of our decisions.

As of December 31, 2012, the fair values of our interest rate swap agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair values, aggregating a liability balance of approximately $20.7 million, with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive loss in total equity. Balances in accumulated other comprehensive loss are recognized in the period during which the hedged transactions affect earnings. We have not posted any collateral related to our interest rate swap agreements. For the years ended December 31, 2012, 2011, and 2010, approximately $22.3 million, $21.5 million, and $30.6 million, respectively, was reclassified from AOCI to interest expense as an increase to interest expense. During the next 12 months, we expect to reclassify approximately $15.1 million from accumulated other comprehensive loss to interest expense as an increase to interest expense.

OTHER RESOURCES AND LIQUIDITY REQUIREMENTS Under our current shelf registration statement filed with the SEC, we may offer common stock, preferred stock, debt, and other securities. These securities may be issued from time to time at our discretion based on our needs and market conditions, including as necessary to balance our use of incremental debt capital.

We hold interests, together with certain third parties, in companies that we consolidate in our financial statements. These third parties may contribute equity into these entities primarily related to their share of funds for construction and financing-related activities.

EXPOSURE TO ENVIRONMENTAL LIABILITIES In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at substantially all of our properties.

INFLATION As of December 31, 2012, approximately 94% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Approximately 96% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed (generally ranging from 3.0% to 3.5%) or indexed based on a consumer price index or another index. Accordingly, we do not believe that our cash flow or earnings from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including borrowings related to our unsecured senior line of credit and unsecured senior bank term loans.

Note 2 Basis of presentation and summary of significant accounting policies

BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in companies that we consolidate in our financial statements. We consolidate the companies because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing.

USE OF ESTIMATES The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and equity; the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements; and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

RECLASSIFICATIONS Certain prior period amounts have been reclassified to conform to the current period presentation.

OPERATING SEGMENT We are engaged in the business of providing life science laboratory space for lease to the life science industry. Our properties are similar in that they provide space for lease to the life science industry, consist of life science laboratory improvements that are generic and reusable for the life science industry, are located in key life science cluster markets, and have similar economic characteristics. Our chief operating decision maker reviews financial information for our entire consolidated operations when making decisions on how to allocate resources and in assessing our operating performance or individual properties when determining real estate decisions. The financial information disclosed herein represents all of the financial information related to our principal operating segment.

INTERNATIONAL OPERATIONS The functional currency for our subsidiaries operating in the U.S. is the U.S. dollar. We have five operating properties in Canada, one operating property in China, three operating properties in India, and various development and redevelopment projects in China and India. The functional currencies for our foreign subsidiaries are the local currencies in each respective country. The assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the periods presented. Gains or losses resulting from the translation are classified in accumulated other comprehensive loss as a separate component of total equity.

The appropriate amounts of foreign exchange rate gains or losses classified in accumulated other comprehensive loss will be reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

INVESTMENTS IN REAL ESTATE, NET, AND DISCONTINUED OPERATIONS We recognize assets acquired (including the intangible value of above or below market leases, acquired in-place leases, client tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interest in an acquired entity at their fair value as of the acquisition date. If there is a bargain fixed rate renewal option for the period beyond the non-cancelable lease term, we evaluate factors such as the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term, in order to determine the likelihood that the lessee will renew. When we determine there is reasonable assurance that such bargain purchase option will be exercised, we consider its impact in determining the intangible value of such lease and its related amortization period. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair values of assets acquired, the liabilities assumed, and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. Acquisition-related costs and restructuring costs are expensed as incurred.

The values allocated to buildings and building improvements, land improvements, tenant improvements, and equipment are depreciated on a straight-line basis using the shorter of the term of the respective ground lease and up to 40 years for buildings and building improvements, an estimated life of 20 years for land improvements, the respective lease term for tenant improvements, and the estimated useful life for equipment. The values of acquired above and below market leases are amortized over the lives of the related leases and recognized as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of acquired in-place leases are classified in other assets in the accompanying consolidated balance sheets, and amortized over the remaining terms of the related leases.

We are required to capitalize project costs, including predevelopment costs, interest, property taxes, insurance, and other costs directly related and essential to the development, redevelopment, or construction of a project. Capitalization of development, redevelopment, and construction costs is required while activities are ongoing to prepare an asset for its intended use. Fluctuations in our development, redevelopment, and construction activities could result in significant changes to total expenses and net income. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale"; if (1) the operations and cash flows of the property have been or will be eliminated from the ongoing operations, and (2) we will not have any significant continuing involvement in the operations of the property after the sale, then its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income, and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. Depreciation of assets ceases upon designation of a property as "held for sale."

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets to be held and used, including our rental properties, land held for future development, construction in progress, and intangibles, are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators or triggering events for long-lived assets to be held and used, including our rental properties, land held for future development, and construction in progress, are assessed by project and include significant fluctuations in estimated net operating income, occupancy changes, significant near-term lease expirations, current and historical operating and/or cash flow losses, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, current and historical operating results, known trends, current market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recognized to reduce the carrying amount to its estimated fair value. If an impairment loss is not required to be recognized, the recognition of depreciation is adjusted prospectively, as necessary, to reduce the carrying amount of the real estate to its estimated disposition value over the remaining period that the real estate is expected to be held and used. We may adjust depreciation of properties that are expected to be disposed of or redeveloped prior to the end of their useful lives.

We use a "held for sale" impairment model for our properties classified as "held for sale." The "held for sale" impairment model is different from the held and used impairment model. Under the "held for sale" impairment model, an impairment loss is recognized if the carrying amount of the long-lived asset classified as "held for sale" exceeds its fair value less cost to sell. Because of these two different models, it is possible for a long-lived asset previously classified as held and used to require the recognition of an impairment charge upon classification as "held for sale."

VARIABLE INTEREST ENTITY We consolidate a variable interest entity ("VIE") if it is determined that we are the primary beneficiary, an evaluation that we perform on an ongoing basis. A VIE is broadly defined as an entity in which either (1) the equity investors as a group, if any, do not have a controlling financial interest, or (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We use qualitative analyses when determining whether or not we are the primary beneficiary of a VIE. Factors considered include the purpose and design of the VIE, risks that the VIE was designed to create and pass through, the form of our ownership interest, our representation on the entity's governing body, the size and seniority of our investment, our ability to participate in policy-making decisions, and the rights of the other investors to participate in the decision-making process and to replace us as manager and/or liquidate the venture, if applicable. Our ability to correctly assess our influence or control over an entity at the inception of our involvement with the entity or upon reevaluation of the entity's continuing status as a VIE and determine the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. As of December 31, 2012 and 2011, we had no VIEs consolidated in our financial statements.

CASH AND CASH EQUIVALENTS We consider all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks in accounts that may at times exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. We have not experienced any losses to date on our invested cash.

RESTRICTED CASH Restricted cash primarily consists of funds held in trust under the terms of our secured bank loans, funds held in escrow related to construction projects, and funds held for various other deposits.

INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in actively traded public companies are considered "available for sale" and are reflected in the accompanying consolidated balance sheets at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of comprehensive income. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains or losses classified in other income in the accompanying consolidated statements of income. Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entity's operating and financial policies. Certain investments in privately held entities are accounted for under the equity method when our interest in the entity is not deemed so minor that we have virtually no influence over the entity's operating and financial policies. Under the equity method of accounting, we recognize our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%. As of December 31, 2012 and 2011, our ownership percentage in the voting stock of each individual entity was less than 10%.

Individual investments are evaluated for impairment when changes in conditions may indicate an impairment exists. The factors that we consider in making these assessments include market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate the investment's fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings.

LEASING COSTS Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs related to unsuccessful leasing opportunities are expensed.

LOAN FEES AND COSTS Fees and costs incurred in obtaining long-term financing are capitalized. Capitalized amounts are amortized over the term of the related loan, and the amortization is classified in interest expense in the accompanying consolidated statements of income.

INTEREST RATE SWAP AGREEMENTS We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and the use of interest rate swap agreements. Specifically, we enter into interest rate swap agreements to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the values of which are determined by interest rates. Our interest rate swap agreements are used to manage differences in the amount, timing, and duration of our known or expected cash payments principally related to our borrowings based on LIBOR primarily in our unsecured senior line of credit and unsecured senior bank term loans. We do not use derivatives for trading or speculative purposes and currently all of our derivatives are designated as hedges. Our objectives in using interest rate swap agreements are to add stability to interest expense and to manage our exposure to interest rate movements in accordance with our interest rate risk management strategy. All of our interest rate swaps are designated as cash flow hedges. Interest rate swap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount of the interest rate swap agreements.

We recognize our interest rate swap agreements as either assets or liabilities on the balance sheet at fair value. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged transactions in a cash flow hedge. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" in reducing our exposure to variable interest rates. We formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are "highly effective" in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if swaps did not qualify as "highly effective," the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

The effective portion of changes in the fair value of our interest rate swap agreements that are designated and that qualify as cash flow hedges is recognized in accumulated other comprehensive income ("AOCI"). Amounts classified in AOCI will be reclassified into earnings in the period during which the hedged transactions affect earnings.

The fair value of each interest rate swap agreement is determined using widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair values of our interest rate swap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements.

RECOGNITION OF RENTAL INCOME AND TENANT RECOVERIES Rental income from leases is recognized on a straight-line basis over the respective lease terms. We classify amounts currently recognized as income, and expected to be received in later years, as an asset in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are classified in accounts payable, accrued expenses, and tenant security deposits in the accompanying consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the client tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period during which the applicable expenses are incurred.

Tenant receivables consist primarily of amounts due for contractual lease payments, reimbursements of common area maintenance expenses, property taxes, and other expenses recoverable from client tenants. Tenant receivables are expected to be collected within one year. We maintain an allowance for estimated losses that may result from the inability of our client tenants to make payments required under the terms of the lease and for tenant recoveries due.

If a client tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of uncollectible rent and deferred rent receivables arising from the straight-lining of rent. As of December 31, 2012 and 2011, we had no allowance for estimated losses.

As of December 31, 2012, approximately 94% of our leases (on a rentable square footage basis) were triple net leases, requiring client tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Approximately 96% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or based on a consumer price index or another index. Additionally, approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures.

INTEREST INCOME Interest income was approximately $3.4 million, $0.9 million, and $0.8 million during the years ended December 31, 2012, 2011, and 2010, respectively. Interest income is classified in other income in the accompanying consolidated statements of income.

SHARE-BASED COMPENSATION EXPENSE We have historically issued two forms of share-based compensation under our equity incentive plan: options to purchase common stock ("options") and restricted stock awards. We have not granted any options since 2002. We recognize all share-based compensation in the income statement based on the grant date fair value. The fair value of restricted stock awards is recognized based on the market value of the common stock on the grant date and such cost is then recognized on a straight-line basis over the period during which the employee is required to provide services in exchange for the award (the vesting period). We are required to compute stock-based compensation based on awards that are ultimately expected to vest; as a result, future forfeitures of awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No compensation cost is recognized for equity instruments that are forfeited or are anticipated to be forfeited.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to substantially converge the guidance in GAAP and International Financial Reporting Standards ("IFRS") on fair value measurements and disclosures. The ASU changed several aspects of the fair value measurement guidance in FASB Accounting Standards Codification 820, Fair Value Measurement, including (1) the application of the concepts of highest and best use and the valuation premise; (2) the introduction of an option to measure groups of offsetting assets and liabilities on a net basis; (3) the incorporation of certain premiums and discounts in fair value measurements; and (4) the measurement of the fair value of certain instruments classified in stockholders' equity. In addition, the ASU included several new fair value disclosure requirements, such as information about valuation techniques and significant unobservable inputs used in fair value measurements and a narrative description of the fair value measurements' sensitivity to changes in significant unobservable inputs. The ASU is effective for public companies during the interim and annual periods, beginning after December 15, 2011. We adopted this ASU as of January 1, 2012. The adoption of the ASU did not impact our consolidated financial statements.

In June 2011, the FASB issued an ASU to make presentation of items within other comprehensive income ("OCI") more prominent. Entities are required to present items of net income, items of OCI, and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. There no longer exists the option to present OCI in the statement of changes in stockholders' equity. In December 2011, the FASB decided to defer the requirement that companies present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements. Reclassifications out of AOCI will be either presented on the face of the financial statement in which OCI is presented or disclosed in the notes to the financial statements. This deferral does not change the requirement to present items of net income, items of OCI, and total comprehensive income in either one continuous statement or two separate consecutive statements. The ASU is effective for public companies during the interim and annual periods, beginning after December 15, 2011. We adopted this ASU as of January 1, 2012, and have presented the consolidated statements of comprehensive income separately from the consolidated statements of income.

Note 3 Investments in real estate, net

Our investments in real estate, net, consisted of the following as of December 31, 2012 and 2011 (in thousands):

DECEMBER 31,	2012	2011
Rental Properties:		
Land (related to rental properties)	**$ 522,664**	$ 510,630
Buildings and building improvements	**4,933,314**	4,417,093
Other improvements	**189,793**	185,036
Rental properties	**5,645,771**	5,112,759
Less: accumulated depreciation	**(875,035)**	(742,535)
Rental properties, net	**4,770,736**	4,370,224
Construction in progress ("CIP")/current value-added projects:		
Active development in North America	**431,578**	198,644
Active redevelopment in North America	**199,744**	281,555
Generic infrastructure/building improvement projects in North America	**80,599**	92,338
Active development and redevelopment in Asia	**101,602**	106,775
	813,523	679,312
Subtotal	**5,584,259**	5,049,536
Land/future value-added projects:		
Land held for future development in North America	**296,039**	305,981
Land undergoing preconstruction activities (additional CIP) in North America	**433,310**	574,884
Land held for future development/land undergoing preconstruction activities (additional CIP) in Asia	**82,314**	35,697
	811,663	916,562
Investment in unconsolidated real estate entity	**28,656**	42,342
Investments in real estate, net	**$6,424,578**	$6,008,440

Land held for future development represents real estate we plan to develop in the future but on which, as of each period presented, no construction or preconstruction activities were ongoing. As a result, interest, property taxes, insurance, and other costs are expensed as incurred. As of December 31, 2012 and 2011, we held land in North America supporting an aggregate of 4.7 million and 4.8 million rentable square feet of future ground-up development, respectively. Additionally, as of December 31, 2012 and 2011, we held land undergoing preconstruction activities in North America totaling 2.9 million and 2.7 million rentable square feet, respectively. Land undergoing preconstruction activities (consisting of Building Information Modeling [BIM or 3-D virtual modeling], design development and construction drawings, sustainability and energy optimization review, budgeting, planning for future site and infrastructure work, and other activities prior to commencement of vertical construction of aboveground shell and core improvements) is also classified as construction in progress. Our objective with preconstruction is to reduce the time it takes to deliver projects to prospective client tenants. Project costs are capitalized as a cost of the project during periods when activities necessary to prepare an asset for its intended use are in progress. We generally will not commence ground-up development of any parcels undergoing preconstruction activities without first securing pre-leasing for such space. If vertical aboveground construction is not initiated at completion of preconstruction activities, the land parcel will be classified as land held for future development. The largest project included in land undergoing preconstruction consists of our 1.6 million developable square feet at Alexandria Center™ at Kendall Square in East Cambridge, Massachusetts.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, in effect as of December 31, 2012, are outlined in the table below (in thousands):

YEAR	AMOUNT
2013	$ 466,826
2014	461,457
2015	430,860
2016	391,826
2017	337,602
Thereafter	1,551,205
Total	$3,639,776

The values of acquired above and below market leases, net of related amortization as of December 31, 2012 and 2011, were as follows (in thousands):

DECEMBER 31,	**2012**	2011
Value of acquired above and below market leases	**$ 55,599**	$ 55,599
Accumulated amortization	**(40,878)**	(37,678)
Value of acquired above and below market leases, net	**$ 14,721**	$ 17,921

For the years ended December 31, 2012, 2011, and 2010, we recognized a net increase in rental income of approximately $3.2 million, $9.3 million, and $7.9 million, respectively, related to the amortization of acquired above and below market leases. The weighted average amortization period of acquired above and below market leases was approximately 2.9 years as of December 31, 2012.

The estimated annual amortization of the value of acquired above and below market leases is as follows (in thousands):

YEAR	AMOUNT
2013	$3,316
2014	$3,223
2015	$3,011
2016	$2,641
2017	$2,038
Thereafter	$ 492

The values of our other identified intangible assets (primarily acquired in-place leases, net of related amortization) are classified in other assets in the accompanying consolidated balance sheets. As of December 31, 2012 and 2011, these amounts were as follows (in thousands):

DECEMBER 31,	**2012**	2011
Value of acquired in-place leases	**$ 45,225**	$ 46,655
Accumulated amortization	**(26,600)**	(25,072)
Value of acquired in-place leases, net	**$ 18,625**	$ 21,583

Amortization for these intangible assets, classified in depreciation and amortization expense in the accompanying consolidated statements of income, was approximately $2.7 million, $3.4 million, and $3.2 million, for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012, the estimated annual amortization expense for acquired in-place leases is expected to be recognized over a weighted average period of approximately 9.4 years, and is as follows (in thousands):

YEAR	AMOUNT
2013	$2,379
2014	$2,264
2015	$2,133
2016	$1,933
2017	$1,789
Thereafter	$8,127

REAL ESTATE ASSET SALES During the year ended December 31, 2012, we sold six properties for aggregate proceeds of approximately $75.1 million, at a net gain of approximately $3.4 million. Total sales include approximately $45.5 million of proceeds from non-income-producing assets sold to residential developers and approximately $29.6 million of proceeds from income-producing assets sold to client tenants; we also completed an in-substance partial sale of our interest in a joint venture (see "Sale of Land Parcel"). In connection with one of the sales, we received a secured note receivable for $6.1 million with a maturity date in 2018.

IMPAIRMENT OF REAL ESTATE ASSETS During the three months ended September 30, 2012, we committed to sell 1124 Columbia Street, located in the Seattle market, a property with 203,817 rentable square feet, rather than hold it on a long-term basis. At the time of our commitment to dispose of this asset, 1124 Columbia Street was 97% occupied and generated approximately $6.2 million in annual operating income. Upon our commitment to sell, we evaluated the recoverability of the carrying amount of this asset under "held for sale" impairment model. Under the "held for sale" impairment model, we wrote down the value of this asset to our estimate of fair value, based on the anticipated sales price less cost to sell. The anticipated sales price was based on unobservable inputs, classified within level 3 of the fair value hierarchy. As a result, we recognized an impairment charge of approximately $4.8 million during the three months ended September 30, 2012. In December 2012, we entered into an agreement with a third party to sell 1124 Columbia Street at a price of $42.6 million, which was below our reduced carrying value as of September 30, 2012. As a result, we recognized an additional impairment charge of $1.6 million in order to write down the carrying value to approximately $40.6 million, based on the revised anticipated sales price less cost to sell. In January 2013, we completed the sale of this property at a value consistent with our estimated fair value as of December 31, 2012, and no gain or loss on the sale was recognized.

During the three months ended September 30, 2012, we committed to sell One Innovation Drive, 377 Plantation Street, and 381 Plantation Street, located in the suburban Greater Boston market, with an aggregate of 300,313 rentable square feet, rather than hold them on a long-term basis. At the time of our commitment to dispose of these assets, One Innovation Drive, 377 Plantation Street, and 381 Plantation Street were 92% occupied and generated approximately $6.6 million in annual operating income. Upon our commitment to sell, we evaluated the recoverability of the carrying amounts of these assets under a "held for sale" impairment model. Under our "held for sale" impairment model, we wrote down the value of these assets to our estimate of fair value, based on the anticipated sales price less cost to sell. The anticipated sales price was based on unobservable inputs, classified within level 3 of the fair value hierarchy. As a result, we recognized an impairment charge of approximately $5.0 million in order to write down the carrying value to our revised estimated fair value of approximately $39.6 million, based on the anticipated sales price less cost to sell.

During the three months ended December 31, 2012, we committed to sell a land parcel with 50,000 developable square feet. Prior to this determination, this land parcel was held for future development. Upon our commitment to sell, we evaluated the recoverability of the carrying amount of this land parcel under a "held for sale" impairment model. Under our "held for sale" impairment model, we wrote down the value of this asset to our estimate of fair value, based on the anticipated sales price less cost to sell for this asset. The anticipated sales price was based in part on unobservable inputs, classified within level 3 of the fair value hierarchy, but was also based on observable inputs, classified within level 2 of the fair value hierarchy, which can be validated by observable external sources, such as pricing information about real estate properties for sale. As a result, we recognized an impairment charge of approximately $2.1 million in order to write down the carrying value to our revised estimated fair value of approximately $2.0 million, based on the anticipated sales price less cost to sell.

SALE OF LAND PARCEL In March 2012, we contributed our interest in a joint venture that owned a land parcel supporting a future building with 414,000 rentable square feet in the Longwood Medical Area of the Greater Boston market to a newly formed joint venture (the "Restated JV") with National Development and Charles River Realty Investors, and admitted as a 50% member Clarion Partners, LLC, resulting in a reduction of our ownership interest from 55% to 27.5%. The transfer of one-half of our 55% ownership interest in this real estate venture to Clarion Partners, LLC, was accounted for as an in-substance partial sale of an interest in the underlying real estate. In connection with the sale of one-half of our 55% ownership interest in the land parcel, we received a special distribution of approximately $22.3 million, which included the recognition of a $1.9 million gain on sale of land and approximately $5.4 million from our share of loan refinancing proceeds. The land parcel we sold in March 2012 did not meet the criteria for classification as discontinued operations since the parcel did not have any significant operations prior to disposition. Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by REITs required by the Securities and Exchange Commission ("SEC"), gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the income statement. Accordingly, we classified the $1.9 million gain on sale of land below income from discontinued operations, net, in the consolidated statements of income, and included the gain in income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders in the "control number," or numerator for computation of earnings per share. Our 27.5% share of the land was sold at approximately $31.4 million (including closing costs), or approximately $275 per rentable square foot. Upon formation of the Restated JV, the existing $38.4 million secured note payable was refinanced with a seven-year (including two one-year extension options) non-recourse construction financing with aggregate commitments of $213.2 million, and with initial loan proceeds of $50.0 million. As of December 31, 2012, the outstanding balance on the secured note payable related to the construction financing was $61.0 million. We do not expect our share of capital contributions through the completion of the project to exceed the approximate $22.3 million in net proceeds received in this transaction. Construction of this $350.3 million project commenced in April 2012. The initial occupancy date for this project is expected to be in the fourth quarter of 2014. The project is 37% pre-leased to Dana-Farber Cancer Institute, Inc. In addition, Dana-Farber Cancer Institute, Inc. has an option to lease an additional two floors approximating 99,000 rentable square feet, or 24% of the total rentable square feet of the project. In addition to our economic share of the joint venture, we also expect to earn development and other fees of approximately $3.5 million through 2015, and recurring annual property management fees thereafter, from this project.

We do not qualify as the primary beneficiary of the Restated JV since we do not have the power to direct the activities of the entity that most significantly impacts its economic performance. The decisions that most significantly impact the entity's economic performance require both our consent and that of our partners for all major operating, investing, and financing decisions, as well as decisions involving major expenditures. As of December 31, 2012, and 2011, our investment in the unconsolidated real estate entity of approximately $28.7 million and $42.3 million, respectively, was classified as an investment in real estate in the accompanying consolidated balance sheets.

Our investment in the unconsolidated real estate entity is adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to this entity are allocated in accordance with the operating agreement. When circumstances indicate that there may have been a reduction in value of an equity investment, we evaluate the equity investment and any advances made for impairment by estimating our ability to recover our investment from future expected cash flows. If we determine the loss in value is other than temporary, we recognize an impairment charge to reflect the equity investment and any advances made at fair value.

In August 2011, we completed the sale of a land parcel in San Diego for a sales price of approximately $17.3 million at a gain of approximately $46,000. The buyer is expected to construct a building with approximately 249,000 rentable square feet, representing a sale price of approximately $70 per rentable square foot. The land parcel we sold during the year ended December 31, 2011, did not meet the criteria for discontinued operations because the parcel did not have any significant operations prior to disposition. Accordingly, for the year ended December 31, 2011, we classified the $46,000 gain on sale of the land parcel below income from discontinued operations, net, in the consolidated statements of income.

During the year ended December 31, 2010, we completed sales of land parcels in Mission Bay, San Francisco, for an aggregate sales price of approximately $278.2 million at a gain of approximately $59.4 million. The land parcels we sold during the year ended December 31, 2010, did not meet the criteria for discontinued operations because the parcels did not have any significant operations prior to disposition. Accordingly, for the year ended December 31, 2010, we classified the $59.4 million gain on sales of the land parcels below income from discontinued operations, net, in the consolidated statements of income.

Note 4
Deferred leasing and financing costs

The following table summarizes our deferred leasing and financing costs, net, as of December 31, 2012 and 2011 (in thousands):

DECEMBER 31,	2012	2011
Deferred leasing costs	**$ 250,071**	$ 204,124
Accumulated amortization	**(127,005)**	(99,590)
Deferred leasing costs, net	**123,066**	104,534
Deferred financing costs	**100,202**	82,097
Accumulated amortization	**(63,220)**	(51,081)
Deferred financing costs, net	**36,982**	31,016
Deferred leasing and financing costs, net	**$ 160,048**	$ 135,550

Note 5
Investments

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. Investments in "available for sale" securities with gross unrealized losses as of December 31, 2012, had been in a continuous unrealized loss position for less than 12 months. We have the ability and intent to hold these investments for a reasonable period of time sufficient for the recovery of our investment. We believe that these unrealized losses are temporary, and accordingly we have not recognized other-than-temporary impairment related to "available for sale" securities as of December 31, 2012. As of December 31, 2012, and December 31, 2011, there were no unrealized losses in our investments in privately held entities.

The following table summarizes our investments as of December 31, 2012 and 2011 (in thousands):

DECEMBER 31,	2012	2011
"Available-for-sale securities," cost basis	**$ 1,236**	$ 2,401
Gross unrealized gains	**1,561**	4,206
Gross unrealized losses	**(88)**	(372)
"Available-for-sale securities," at fair value	**2,709**	6,235
Investments accounted for under cost method	**112,333**	89,510
Investments accounted for under equity method	**6**	32
Total investments	**$115,048**	$ 95,777

The following table outlines our net investment income, which is classified in other income in the accompanying consolidated statements of income for the years ended December 31, 2012, 2011, and 2010 (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	2010
Equity in (loss) income related to equity method investments	$ (26)	$ –	$ 48
Gross realized gains	15,018	4,846	2,302
Gross realized losses	(2,611)	(1,795)	(303)
Net investment income	$12,381	$ 3,051	$ 2,047
Amount reclassified from accumulated other comprehensive income to realized gains, net	$ 3,351	$ 2,561	$ 1,415

Note 6
Secured and unsecured debt

The following table summarizes our secured and unsecured senior debt and their respective principal maturities, as of December 31, 2012 (dollars in thousands):

	FIXED RATE/ HEDGED VARIABLE RATE	UNHEDGED VARIABLE RATE	TOTAL CONSOLI-DATED	PERCENTAGE OF TOTAL	WEIGHTED AVERAGE INTEREST RATE AT END OF PERIOD (1)	WEIGHTED AVERAGE REMAINING TERM (YEARS)
Secured notes payable (2)	$ 622,733	$ 93,411	$ 716,144	22.5 %	5.65 %	3.1
Unsecured senior notes payable (2)	549,805	–	549,805	17.3	4.61	9.2
Unsecured senior line of credit (3)	–	566,000	566,000	17.8	1.41	4.3
2016 Unsecured Senior Bank Term Loan (4)	750,000	–	750,000	23.5	2.39	3.5
2017 Unsecured Senior Bank Term Loan (5)	300,000	300,000	600,000	18.9	4.05	4.1
Total debt	$2,222,538	$959,411	$3,181,949	100.0 %	3.65 %	4.7
Percentage of total debt	70 %	30 %	100 %			

(1) Represents the contractual interest rate as of the end of the period plus the impact of debt premiums/discounts and our interest rate swap agreements. The weighted average interest rate excludes bank fees and amortization of loan fees.
(2) Represents amounts net of unamortized premiums/discounts.
(3) Total commitments available for borrowing aggregate $1.5 billion under our unsecured senior line of credit. As of December 31, 2012, we had approximately $0.9 billion available for borrowings under our unsecured senior line of credit. Weighted average remaining term assumes we exercise our sole option to extend the stated maturity date of April 30, 2016, by six months, twice, to April 30, 2017.
(4) Assumes we exercise our sole option to extend the stated maturity date of June 30, 2015, by one year, to June 30, 2016.
(5) Assumes we exercise our sole option to extend the stated maturity date of January 31, 2016, by one year, to January 31, 2017.

The following table summarizes fixed rate/hedged variable and unhedged variable rate debt and their respective principal maturities, as of December 31, 2012 (dollars in thousands):

DEBT	STATED RATE	EFFECTIVE INTEREST RATE [1]	MATURITY DATE
Secured notes payable			
Suburban Washington, D.C.	6.36 %	6.36 %	9/1/13
Greater Boston	5.26	5.59	4/1/14
Suburban Washington, D.C.	2.20	2.20	4/20/14
San Diego	6.05	4.88	7/1/14
San Diego	5.39	4.00	11/1/14
Seattle	6.00 [2]	6.00	11/18/14
Suburban Washington, D.C.	5.64	4.50	6/1/15
San Francisco Bay Area	LIBOR+1.50	1.74	7/1/15 [3]
Greater Boston, San Francisco Bay Area, and San Diego	5.73	5.73	1/1/16
Greater Boston, San Diego, and Greater NYC	5.82	5.82	4/1/16
San Francisco Bay Area	6.35	6.35	8/1/16
San Diego, Suburban Washington, D.C., and Seattle	7.75	7.75	4/1/20
San Francisco Bay Area	6.50	6.50	6/1/37
Average/Total	5.59 %	5.65	
$1.5 billion unsecured senior line of credit	LIBOR+1.20 % [4]	1.41	4/30/17 [5]
2016 Unsecured Senior Bank Term Loan	LIBOR+1.75 %	2.39	6/30/16 [6]
2017 Unsecured Senior Bank Term Loan	LIBOR+1.50 %	4.05	1/31/17 [7]
Unsecured senior notes payable [8]	4.60 %	4.61	4/1/22
Average/Subtotal		3.65	
Unamortized discounts		–	
Average/Total		3.65 %	
Balloon payments			
Principal amortization			
Total consolidated debt			
Fixed rate/hedged variable rate debt			
Unhedged variable rate debt			
Total consolidated debt			

(1) Represents the contractual interest rate as of the end of the period plus the impact of debt premiums/discounts and our interest rate swap agreements. The weighted average interest rate excludes bank fees and amortization of loan fees.
(2) Represents a loan assumed with the acquisition of a property. The interest rate is based upon 10-year U.S. treasury bills plus 3 %, with a floor of 6 % and a ceiling of 8.5 %.
(3) We have an option to extend the stated maturity date of July 1, 2015, by one year, twice, to July 1, 2017.
(4) In addition to the stated rate, we are subject to an annual facility fee of 0.25 %.
(5) Assumes we exercise our sole option to extend the stated maturity date of April 30, 2016, by six months, twice, to April 30, 2017.
(6) Assumes we exercise our sole option to extend the stated maturity date of June 30, 2015, by one year, to June 30, 2016.
(7) Assumes we exercise our sole option to extend the stated maturity date of January 31, 2016, by one year, to January 31, 2017.
(8) Includes $550 million of our 4.60 % unsecured senior notes payable due in April 2022, and $250,000 of our 8.00 % unsecured senior convertible notes payable ("8.00 % Unsecured Senior Convertible Notes") with a maturity date of April 15, 2014.

2013	2014	2015	2016	2017	THEREAFTER	TOTAL
$26,093	$ –	$ –	$ –	$ –	$ –	$ 26,093
3,839	208,683	–	–	–	–	212,52
–	76,000	–	–	–	–	76,000
131	6,458	–	–	–	–	6,589
164	7,495	–	–	–	–	7,659
240	240	–	–	–	–	480
120	138	5,788	–	–	–	6,046
–	–	16,931	–	–	–	16,931
1,617	1,713	1,816	75,501	–	–	80,647
878	931	988	29,389	–	–	32,186
2,332	2,487	2,652	126,715	–	–	134,186
1,345	1,453	1,570	1,696	1,832	108,469	116,365
16	17	18	19	20	773	863
36,775	305,615	29,763	233,320	1,852	109,242	716,567
–	–	–	–	566,000	–	566,000
–	–	–	750,000	–	–	750,000
–	–	–	–	600,000	–	600,000
–	250	–	–	–	550,000	550,250
36,775	305,865	29,763	983,320	1,167,852	659,242	3,182,817
(464)	(78)	(12)	(44)	(47)	(223)	(868)
$36,311	$305,787	$29,751	$983,276	$1,167,805	$659,019	$3,181,949
$25,757	$297,330	$22,659	$980,029	$1,166,000	$653,791	$3,145,566
10,554	8,457	7,092	3,247	1,805	5,228	36,383
$36,311	$305,787	$29,751	$983,276	$1,167,805	$659,019	$3,181,949
$36,071	$229,547	$12,820	$983,276	$ 301,805	$659,019	$2,222,538
240	76,240	16,931	–	866,000	–	959,411
$36,311	$305,787	$29,751	$983,276	$1,167,805	$659,019	$3,181,949

SECURED CONSTRUCTION LOAN In June 2012, we closed a secured construction loan with aggregate commitments of $55.0 million. The construction loan matures in July 2015, and we have an option to extend the stated maturity date of July 1, 2015, by one year, twice, to July 1, 2017. The construction loan bears interest at the London Interbank Offered Rate ("LIBOR") or the base rate specified in the construction loan agreement, defined as the higher of either the prime rate being offered by our lender or the federal funds rate in effect on the day of borrowing ("Base Rate"), plus in either case a specified margin of 1.50% for LIBOR borrowings or 0.25% for Base Rate borrowings. As of December 31, 2012, commitments of $38.1 million were available under this loan.

REPAYMENTS OF SECURED NOTES PAYABLE In December 2012, we repaid two secured notes payable with maturity dates in 2013 and aggregate balances of $15.5 million. No prepayment penalty was assessed related to early retirement of these secured notes payable. During the year ended December 31, 2012, we also made scheduled principal amortization repayments in the amount of $10.9 million.

4.60% UNSECURED SENIOR NOTES PAYABLE In February 2012, we completed a $550.0 million public offering of our unsecured senior notes payable at a stated interest rate of 4.60%. The unsecured senior notes payable were priced at 99.915% of the principal amount with a yield to maturity of 4.61% and are due April 1, 2022. The unsecured senior notes payable are unsecured obligations of the Company and are fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P., a 100% owned subsidiary of the Company. The unsecured senior notes payable rank equally in right of payment with all other senior unsecured indebtedness. However, the unsecured senior notes payable are effectively subordinated to existing and future mortgages and other secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and to all existing and future preferred equity and liabilities, whether secured or unsecured, of the Company's subsidiaries, other than Alexandria Real Estate Equities, L.P. We used the net proceeds of this offering to prepay the outstanding principal balance of $250.0 million on our unsecured senior bank term loan ("2012 Unsecured Senior Bank Term Loan") and to reduce the outstanding borrowings on our unsecured senior line of credit.

The requirements of the key financial covenants under our unsecured senior notes payable as of December 31, 2012, are as follows:

COVENANT RATIOS (1)	REQUIREMENT
Total Debt to Total Assets	Less than or equal to 60 %
Consolidated EBITDA to Interest Expense	Greater than or equal to 1.5 x
Unencumbered Total Asset Value to Unsecured Debt	Greater than or equal to 150 %
Secured Debt to Total Assets	Less than or equal to 40 %

(1) For a definition of the ratios used in the table above, refer to the indenture dated February 29, 2012, which governs the unsecured senior notes payable, which was filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 29, 2012.

In addition, the terms of our 4.60% unsecured senior notes payable, among other things, limit the ability of the Company, Alexandria Real Estate Equities, L.P., and the Company's other subsidiaries to (1) consummate a merger, or consolidate or sell all or substantially all of the Company's assets, and (2) incur certain secured or unsecured indebtedness.

UNSECURED SENIOR LINE OF CREDIT AND UNSECURED SENIOR BANK TERM LOANS In April 2012, we amended our $1.5 billion unsecured senior line of credit, with Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., and Citigroup Global Markets Inc. as joint lead arrangers, and certain lenders, to extend the maturity date of our unsecured senior line of credit, provide an accordion option for up to an additional $500.0 million, and reduce the interest rate for outstanding borrowings. The maturity date of the unsecured senior line of credit was extended to April 2017, assuming we exercise our sole right to extend the maturity date twice by an additional six months after each exercise. Borrowings under the unsecured senior line of credit bear interest at LIBOR or the base rate specified in the amended unsecured senior line of credit and unsecured senior bank term loan agreements, plus in either case a specified margin (the "Applicable Margin"). The Applicable Margin for LIBOR borrowings under the unsecured senior line of credit was set at 1.20%, down from the 2.40% in effect immediately prior to the modification. In addition to the Applicable Margin, our unsecured senior line of credit is subject to an annual facility fee of 0.25% based on the aggregate commitments outstanding. In connection with the modification of our unsecured senior line of credit in April 2012, we recognized a loss on early extinguishment of debt of approximately $1.6 million related to the write-off of a portion of unamortized loan fees.

In April 2012, we also amended our 2016 unsecured senior bank term loan ("2016 Unsecured Senior Bank Term Loan") and 2017 unsecured senior bank term loan ("2017 Unsecured Senior Bank Term Loan"), conforming the financial covenants contained in our unsecured senior bank term loan agreements to those contained in our amended $1.5 billion unsecured senior line of credit.

In February 2012, we recognized a loss on early extinguishment of debt of approximately $0.6 million related to the write-off of unamortized loan fees as a result of the early repayment of $250.0 million of our 2012 Unsecured Senior Bank Term Loan. In June 2011, we recognized a loss on early extinguishment of debt of approximately $1.2 million related to the write-off of unamortized loan fees as a result of the early repayment of $500.0 million of our 2012 Unsecured Senior Bank Term Loan.

The requirements of the key financial covenants under our unsecured senior line of credit and unsecured senior bank term loans as of December 31, 2012, are as follows:

COVENANT RATIOS (1)	REQUIREMENT
Leverage Ratio	Less than or equal to 60.0 %
Fixed Charge Coverage Ratio	Greater than or equal to 1.50 x
Secured Debt Ratio	Less than or equal to 40.0 %
Unsecured Leverage Ratio	Less than or equal to 60.0 %
Unsecured Interest Coverage Ratio	Greater than or equal to 1.75 x

(1) For a definition of the ratios used in the table above, refer to the amended unsecured senior line of credit and unsecured senior bank term loan agreements, dated as of April 30, 2012, which were filed as exhibits to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2012.

In addition, the terms of the unsecured senior line of credit and unsecured senior bank term loan agreements, among other things, limit the ability of the Company, Alexandria Real Estate Equities, L.P., and the Company's subsidiaries to (1) consummate a merger, or consolidate or sell all or substantially all of the Company's assets, and (2) incur certain secured or unsecured indebtedness. Additionally, the terms of the unsecured senior line of credit and unsecured senior bank term loan agreements include a restriction that may limit our ability to pay dividends, including distributions with respect to common stock or other equity interests, during any time a default is continuing, except to enable us to continue to qualify as a REIT for federal income tax purposes. As of December 31, 2012, we were in compliance with all such covenants.

UNSECURED SENIOR CONVERTIBLE NOTES The following tables summarize the balances, significant terms, and components of interest cost recognized (excluding amortization of loan fees and before the impact of capitalized interest) on our unsecured senior convertible notes (dollars in thousands):

	8.00 % UNSECURED SENIOR CONVERTIBLE NOTES		3.70 % UNSECURED SENIOR CONVERTIBLE NOTES	
DECEMBER 31,	**2012**	2011	**2012**	2011
Principal amount	**$ 250**	$ 250	**$ -**	$84,801
Unamortized discount	**(9)**	(15)	**-**	(77)
Net carrying amount of liability component	**$ 241**	$ 235	**$ -**	$84,724
Carrying amount of equity component	**$ 27**	$ 27	**$ -**	$ 8,080
Number of shares on which the aggregate consideration to be delivered on conversion is determined	**6,146**	6,087	**N/A**	N/A[1]
Issuance date	April 2009		N/A	
Stated interest rate	8.00 %		N/A	
Effective interest rate at December 31, 2012	11.00 %		N/A	
Conversion rate per $1,000 principal value of unsecured senior convertible notes, as adjusted, as of December 31, 2012	24.5836		N/A	

(1) Our 3.70 % unsecured senior convertible notes ("3.70 % Unsecured Senior Convertible Notes") require that upon conversion, the entire principal amount be settled in cash, and any excess value above the principal amount, if applicable, be settled in shares of our common stock. Based on the December 31, 2011, closing price of our common stock of $68.97, and the conversion price of our 3.70 % Unsecured Senior Convertible Notes of $117.36 as of December 31, 2011, the if-converted value of the notes did not exceed the principal amount as of December 31, 2011, and accordingly, no shares of our common stock would have been issued if the notes had been settled on December 31, 2011.

	8.00 % UNSECURED SENIOR CONVERTIBLE NOTES			3.70 % UNSECURED SENIOR CONVERTIBLE NOTES		
YEAR ENDED DECEMBER 31,	**2012**	2011	2010	**2012**	2011	2010
Contractual interest	**$20**	$20	$8,806	**$143**	$6,013	$14,093
Amortization of discount on liability component	**6**	5	2,081	**77**	3,529	7,914
Total interest cost	**$26**	$25	$10,887	**$220**	$9,542	$22,007

During the year ended December 31, 2011, we repurchased, in privately negotiated transactions, approximately $217.1 million of certain of our 3.70% Unsecured Senior Convertible Notes for an aggregate cash price of approximately $221.4 million. As a result of these repurchases, we recognized an aggregate loss on early extinguishment of debt of approximately $5.2 million for the year ended December 31, 2011. In January 2012, we repurchased approximately $83.8 million in principal amount of our 3.70% Unsecured Senior Convertible Notes at par, pursuant to options exercised by holders thereof under the indenture governing the notes. In April 2012, we repurchased the remaining outstanding $1.0 million in principal amount of the notes. We did not recognize a gain or a loss as a result of either repurchase during the year ended December 31, 2012.

The following table outlines our interest expense for the years ended December 31, 2012, 2011, and 2010 (in thousands):

YEAR ENDED DECEMBER 31,	**2012**	2011	2010
Gross interest	**$131,935**	$124,499	$142,477
Capitalized interest	**(62,751)**	(61,056)	(72,835)
Interest expense[1]	**$ 69,184**	$ 63,443	$ 69,642

(1) Includes interest expense related to and classified in income from discontinued operations in the accompanying consolidated statements of income.

Note 7
Accounts payable, accrued expenses, and tenant security deposits

The following table summarizes the components of accounts payable, accrued expenses, and tenant security deposits as of December 31, 2012 and 2011 (in thousands):

DECEMBER 31,	2012	2011
Accounts payable and accrued expenses	**$105,520**	$ 86,419
Accrued construction	**83,104**	37,016
Acquired above and below market leases, net	**14,721**	17,921
Conditional asset retirement obligations	**9,240**	10,215
Deferred rent liability	**34,414**	30,493
Interest rate swap liabilities	**20,661**	32,980
Prepaid rent and tenant security deposits	**143,878**	103,486
Other liabilities	**12,170**	6,863
Total	**$423,708**	$325,393

Some of our properties may contain asbestos which, under certain conditions, requires remediation. Although we believe that the asbestos is appropriately contained in accordance with environmental regulations, our practice is to remediate the asbestos upon the development or redevelopment of the affected property. We recognize a liability for the fair value of a conditional asset retirement obligation (including asbestos) when the fair value of the liability can be reasonably estimated. In addition, for certain properties, we have not recognized an asset retirement obligation when there is an indeterminate settlement date for the obligation because the period in which we may remediate the obligation may not be estimated with any level of precision to provide for a meaningful estimate of the retirement obligation. These conditional asset retirement obligations are included in the table above.

Note 8
Interest rate swap agreements

During the years ended December 31, 2012 and 2011, our interest rate swap agreements were used primarily to hedge the variable cash flows associated with certain of our existing LIBOR-based variable rate debt, including our unsecured senior line of credit and unsecured senior bank term loans. The ineffective portion of the change in fair value of our interest rate swap agreements is required to be recognized directly in earnings. During the years ended December 31, 2012 and 2011, our interest rate swap agreements were 100% effective; because of this, no hedge ineffectiveness was recognized in earnings. The effective portion of changes in the fair values of our interest rate swap agreements that are designated and that qualify as cash flow hedges is classified in accumulated other comprehensive loss.

The following table reflects the effective portion of the unrealized loss recognized in other comprehensive loss for our interest rate swaps related to the change in fair value for the years ended December 31, 2012 and 2011 (in thousands):

YEAR ENDED DECEMBER 31,	**2012**	2011
Unrealized loss recognized in other comprehensive loss related to the effective portion of changes in the fair value of our interest rate swap agreements	**$(9,990)**	$(9,630)

Losses are subsequently reclassified into earnings in the period during which the hedged transactions affect earnings. During the next 12 months, we expect to reclassify approximately $15.1 million accumulated other comprehensive loss to interest expense as an increase to interest expense. The following table indicates the classification in the consolidated statements of income and the effective portion of the loss reclassified from AOCI into earnings for our cash flow hedge contracts for the years ended December 31, 2012, 2011, and 2010 (in thousands):

YEAR ENDED DECEMBER 31,	**2012**	2011	2010
Loss reclassified from other comprehensive loss to earnings as an increase to interest expense (effective portion)	**$22,309**	$21,457	$30,629

As of December 31, 2012 and 2011, the fair values of our interest rate swap agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair values, aggregating a liability balance of approximately $20.7 million and $33.0 million, respectively, which included accrued interest and adjustments for non-performance risk, with the offsetting adjustment reflected as unrealized loss in accumulated other comprehensive loss in total equity. Under our interest rate swap agreements, we have no collateral posting requirements. We had the following outstanding interest rate swap agreements that were designated as cash flow hedges of interest rate risk as of December 31, 2012 (in thousands):

TRANSACTION DATE	EFFECTIVE DATE	TERMINATION DATE	INTEREST PAY RATE (1)	FAIR VALUE AS OF DECEMBER 31, 2012 (2)	NOTIONAL AMOUNT IN EFFECT AS OF DECEMBER 31, 2012	2013
December 2006	December 29, 2006	March 31, 2014	4.990 %	**$ (2,991)**	**$ 50,000**	$ 50,000
October 2007	October 31, 2007	September 30, 2013	4.642 %	**(1,672)**	**50,000**	–
October 2007	July 1, 2008	March 31, 2013	4.622 %	**(264)**	**25,000**	–
October 2007	July 1, 2008	March 31, 2013	4.625 %	**(264)**	**25,000**	–
December 2006	November 30, 2009	March 31, 2014	5.015 %	**(4,510)**	**75,000**	75,000
December 2006	November 30, 2009	March 31, 2014	5.023 %	**(4,518)**	**75,000**	75,000
December 2011	December 31, 2012	December 31, 2013	0.640 %	**(1,057)**	**250,000**	–
December 2011	December 31, 2012	December 31, 2013	0.640 %	**(1,057)**	**250,000**	–
December 2011	December 31, 2012	December 31, 2013	0.644 %	**(533)**	**125,000**	–
December 2011	December 31, 2012	December 31, 2013	0.644 %	**(533)**	**125,000**	–
December 2011	December 31, 2013	December 31, 2014	0.977 %	**(1,632)**	**–**	250,000
December 2011	December 31, 2013	December 31, 2014	0.976 %	**(1,630)**	**–**	250,000
Total				**$(20,661)**	**$1,050,000**	$700,000

(1) In addition to the interest pay rate, borrowings outstanding under our unsecured senior line of credit and unsecured senior bank term loans include an applicable margin currently ranging from 1.20% to 1.75%.
(2) Includes accrued interest and credit valuation adjustment.

Note 9
Fair value of financial instruments

RECURRING FAIR VALUE MEASUREMENTS We are required to disclose fair value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. We measure and disclose the estimated fair value of financial assets and liabilities utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels as follows: (1) quoted prices in active markets for identical assets or liabilities, (2) "significant other observable inputs," and (3) "significant unobservable inputs." "Significant other observable inputs" can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. "Significant unobservable inputs" are typically based on an entity's own assumptions, since there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the years ended December 31, 2012 and 2011.

The following tables set forth the assets and liabilities that we measure at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2012 and 2011 (in thousands):

		DECEMBER 31, 2012		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS	"SIGNIFICANT OTHER OBSERVABLE INPUTS"	"SIGNIFICANT UNOBSERVABLE INPUTS"
Assets:				
"Available-for-sale" securities	**$ 2,709**	**$2,709**	**$ –**	**$ –**
Liabilities:				
Interest rate swap agreements	**$20,661**	**$ –**	**$20,661**	**$ –**

		DECEMBER 31, 2011		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS	"SIGNIFICANT OTHER OBSERVABLE INPUTS"	"SIGNIFICANT UNOBSERVABLE INPUTS"
Assets:				
"Available-for-sale" securities	$ 6,235	$6,235	$ –	$ –
Liabilities:				
Interest rate swap agreements	$32,980	$ –	$32,980	$ –

The carrying amounts of cash and cash equivalents, restricted cash, tenant receivables, other assets, accounts payable, accrued expenses, and tenant security deposits approximate fair value. Our "available-for-sale" securities and our interest rate swap agreements, respectively, have been recognized at fair value. The fair values of our secured notes payable, unsecured senior notes payable, unsecured senior line of credit, unsecured senior bank term loans, and unsecured senior convertible notes were estimated using widely accepted valuation techniques, including discounted cash flow analyses of "significant other observable inputs" such as available market information on discount and borrowing rates with similar terms, maturities, and credit ratings. Because the valuations of our financial instruments are based on these types of estimates, the actual fair value of our financial instruments may differ materially if our estimates do not prove to be accurate. Additionally, the use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

As of December 31, 2012 and 2011, the book and fair values of our marketable securities, interest rate swap agreements, secured notes payable, unsecured senior notes payable, unsecured senior line of credit, and unsecured senior bank term loans were as follows (in thousands):

	2012		2011	
DECEMBER 31,	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Marketable securities	**$ 2,709**	**$ 2,709**	$ 6,235	$ 6,235
Interest rate swap agreements	**$ (20,661)**	**$ (20,661)**	$ (32,980)	$ (32,980)
Secured notes payable	**$ (716,144)**	**$ (788,455)**	$ (724,305)	$ (810,128)
Unsecured senior notes payable	**$ (549,805)**	**$ (593,350)**	$ (84,959)	$ (85,221)
Unsecured senior line of credit	**$ (566,00)**	**$ (567,196)**	$ (370,000)	$ (378,783)
Unsecured senior bank term loans	**$(1,350,000)**	**$(1,405,124)**	$(1,600,000)	$(1,603,917)

FAIR VALUE MEASUREMENTS FOR OTHER THAN ON A RECURRING BASIS See discussion at Note 3, Investments in Real Estate, Net – Impairment of Real Estate Assets.

Note 10 Earnings per share

We use income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders as the "control number" in determining whether potential common shares, including potential common shares issuable upon conversion of our 8.00% Unsecured Senior Convertible Notes, are dilutive or antidilutive to earnings per share. Pursuant to the presentation and disclosure literature on gains or losses on sales or disposals by REITs and earnings per share required by the SEC and the FASB, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the consolidated statements of income and included in the numerator for the computation of earnings per share for income from continuing operations.

The land parcels we sold during the years ended December 31, 2012, 2011, and 2010, did not meet the criteria for classification as discontinued operations because the land parcels did not have significant operations prior to disposition. Accordingly, for the years ended December 31, 2012, 2011, and 2010, we classified approximately $1.9 million, $46,000, and $59.4 million, respectively, as gain on sales of land parcels below income from discontinued operations, net, in the accompanying consolidated statements of income, and included the gain in income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders in the "control number," or numerator for computation of earnings per share.

We account for unvested restricted stock awards that contain nonforfeitable rights to dividends as participating securities and include these securities in the computation of earnings per share using the two-class method. Our series D convertible preferred stock ("Series D Convertible Preferred Stock") and our 8.00% Unsecured Senior Convertible Notes are not participating securities, and are not included in the computation of earnings per share using the two-class method. Under the two-class method, we allocate net income after preferred stock dividends, preferred stock redemption charge, and amounts attributable to noncontrolling interests to common stockholders and unvested restricted stock awards based on their respective participation rights to dividends declared (or accumulated) and undistributed earnings. Diluted earnings per share is computed using the weighted average shares of common stock outstanding determined for the basic earnings per share computation plus the effect of any dilutive securities, including the dilutive effect of stock options using the treasury stock method.

The table below is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2012, 2011, and 2010 (dollars in thousands, except per share amounts):

YEAR ENDED DECEMBER 31,	2012	2011	2010
Income from continuing operations	**$ 101,446**	$ 124,581	$ 67,083
Gain on sales of land parcels	**1,864**	46	59,442
Net income attributable to noncontrolling interests	**(3,402)**	(3,975)	(3,729)
Dividends on preferred stock	**(27,328)**	(28,357)	(28,357)
Preferred stock redemption charge	**(5,978)**	–	–
Net income attributable to unvested restricted stock awards	**(1,190)**	(1,088)	(995)
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic and diluted	**65,412**	91,207	93,444
Income from discontinued operations			
Income from discontinued operations before impairment of real estate	**13,618**	11,760	12,497
Impairment of real estate	**(11,400)**	(994)	–
Income from discontinued operations, net	**2,218**	10,766	12,497
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic and diluted	**$ 67,630**	$ 101,973	$ 105,941
Weighted average shares of common stock outstanding – basic	**62,159,913**	59,066,812	48,375,474
Dilutive effect of stock options	**331**	10,798	29,566
Weighted average shares of common stock outstanding – diluted	**62,160,244**	59,077,610	48,405,040
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic and diluted:			
Continuing operations	**$ 1.05**	$ 1.55	$ 1.93
Discontinued operations, net	**0.04**	0.18	0.26
Earnings per share – basic and diluted	**$ 1.09**	$ 1.73	$ 2.19

For purposes of calculating diluted earnings per share, we did not assume conversion of our 8.00% Unsecured Senior Convertible Notes for the years ended December 31, 2012, 2011, and 2010, since the impact was antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

For purposes of calculating diluted earnings per share, we did not assume conversion of our Series D Convertible Preferred Stock for the years ended December 31, 2012, 2011, and 2010, since the impact was antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

Our calculation of weighted average diluted shares for the year ending December 31, 2011, would have included additional shares related to our 3.70% Unsecured Senior Convertible Notes if the average market price of our common stock had been higher than the conversion price ($117.36 as of December 31, 2011). For the years ended December 31, 2011 and 2010, the weighted average shares of common stock related to our 3.70% Unsecured Senior Convertible Notes have been excluded from diluted weighted average shares of common stock because the average market price of our common stock was lower than the conversion price at each respective period and the impact of conversion would have been antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during each respective period. None of our 3.70% Unsecured Senior Convertible Notes were outstanding as of December 31, 2012.

Note 11 Net income attributable to Alexandria Real Estate Equities, Inc.

The following table shows income from continuing and discontinued operations attributable to Alexandria Real Estate Equities, Inc. for the years ended December 31, 2012, 2011, and 2010 (in thousands):

YEAR ENDED DECEMBER 31,	2012	2011	2010
Income from continuing operations	**$101,446**	$124,581	$ 67,083
Gain on sales of land parcels	**1,864**	46	59,442
Less: net income attributable to noncontrolling interests	**(3,402)**	(3,975)	(3,729)
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.	**$ 99,908**	$120,652	$122,796
Income from discontinued operations			
Income from discontinued operations before impairment of real estate	**$ 13,618**	$ 11,760	$ 12,497
Impairment of real estate	**(11,400)**	(994)	–
Income from discontinued operations, net	**2,218**	10,766	12,497
Less: net income from discontinued operations attributable to noncontrolling interests	**–**	–	–
Net income attributable to Alexandria Real Estate Equities, Inc.	**$102,126**	$131,418	$135,293

Note 12 Income taxes

We are organized and qualify as a REIT pursuant to the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, a REIT that distributes 100% of its REIT taxable income as a dividend to its shareholders each year and that meets certain other conditions is not subject to federal income taxes, but could be subject to certain state and local taxes. We have distributed 100% or more of our taxable income. Therefore, no provision for federal income taxes is required. We file tax returns, including returns for our subsidiaries, with federal, state, and local jurisdictions, including jurisdictions located in the U.S., Canada, India, China, and other international locations. Our tax returns are subject to examination in various jurisdictions for the calendar years 2008 through 2011.

We recognize tax benefits of uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2012, there were no unrecognized tax benefits. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Interest expense and penalties, if any, would be recognized in the first period during which the interest or penalty would begin accruing, according to the provisions of the relevant tax law at the applicable statutory rate of interest. We did not incur any material tax-related interest expense or penalties for the years ended December 31, 2012, 2011, or 2010.

The following reconciles GAAP net income to taxable income as filed with the Internal Revenue Service (the "IRS") for the years ended December 31, 2011 and 2010 (in thousands and unaudited):

YEAR ENDED DECEMBER 31,	2011	2010
Net income	$ 135,393	$139,022
Net income attributable to noncontrolling interests	(3,975)	(3,729)
Book/tax differences:		
Rental revenue recognition	(5,886)	(15,740)
Depreciation and amortization	(3,705)	(1,410)
Gains/losses from capital transactions	283	(4,782)
Stock-based compensation	8,249	6,179
Interest expense	(2,299)	3,659
Sales of property	(24)	(39,444)
Other	4,124	(616)
Taxable income, before dividend deduction	132,160	83,139
Dividend deduction necessary to eliminate taxable income [1]	(132,160)	(83,139)
Estimated income subject to federal income tax	$ –	$ –

(1) Total distributions paid were approximately $135.2 million and $96.2 million for the years ended December 31, 2011 and 2010, respectively.

We distributed all of our REIT taxable income in 2011 and 2010, and as a result, did not incur federal income tax in those years on such income. For the year ended December 31, 2012, we expect our distributions to exceed our REIT taxable income, and as a result, do not expect to incur federal income tax on such income. We expect to finalize our 2012 REIT taxable income in connection with our 2012 federal income tax return, which will be prepared and filed with the IRS in 2013.

The income tax treatment of distributions and dividends declared on our common stock, our series C preferred stock ("Series C Preferred Stock"), our Series D Convertible Preferred Stock, and our 6.45% series E preferred stock ("Series E Preferred Stock") for the years ended December 31, 2012, 2011, and 2010 was as follows (unaudited):

YEAR ENDED DECEMBER 31,	COMMON STOCK			SERIES C PREFERRED STOCK			SERIES D CONVERTIBLE PREFERRED STOCK			SERIES E PREFERRED STOCK
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010	**2012**
Ordinary income	**85.0 %**	95.7 %	77.2 %	**89.1 %**	98.6 %	100.0 %	**89.1 %**	98.6 %	100.0 %	**89.1 %**
Return of capital	**4.6**	3.0	22.8	**–**	–	–	**–**	–	–	**–**
Capital gains	**10.4**	1.3	–	**10.9**	1.4	–	**10.9**	1.4	–	**10.9**
Total	**100.0 %**	100.0 %	100.0 %	**100.0 %**	100.0 %	100.0 %	**100.0 %**	100.0 %	100.0 %	**100.0 %**
Dividends declared	**$2.09**	$1.86	$1.50	**$0.5234375**	$2.09375	$2.09375	**$1.75**	$1.75	$1.75	**$1.343750**

Our tax return for 2012 is due on or before September 15, 2013, assuming we file for an extension of the due date. The taxability information presented for our dividends paid in 2012 is based upon management's estimate. Our tax returns for previous tax years have not been examined by the IRS. Consequently, the taxability of distributions and dividends is subject to change.

Note 13 Commitments and contingencies

EMPLOYEE RETIREMENT SAVINGS PLAN We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide company and discretionary profit sharing contributions (subject to statutory limitations), which amounted to approximately $1.4 million, $1.3 million, and $1.4 million, respectively, for the years ended December 31, 2012, 2011, and 2010. Employees who participate in the plan are immediately vested in their contributions and in the contributions made by the Company.

CONCENTRATION OF CREDIT RISK We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage of $250,000, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We have not experienced any losses to date on our invested cash.

In order to limit our risk of non-performance by an individual counterparty under our interest rate swap agreements, our interest rate swap agreements are spread among various counterparties. As of December 31, 2012, the largest aggregate notional amount of interest rate swap agreements in effect at any single point in time with an individual counterparty was $375.0 million. If one or more of our counterparties fail to perform under our interest rate swap agreements, we may incur higher costs associated with our variable rate LIBOR-based debt than the interest costs we originally anticipated.

We are dependent on rental income from relatively few client tenants in the life science industry. The inability of any single client tenant to make its lease payments could adversely affect our operations. As of December 31, 2012, we had 494 leases with a total of 396 client tenants, and 74, or 42%, of our 178 properties, were each leased to a single client tenant. As of December 31, 2012, our three largest client tenants accounted for approximately 14.7% of our aggregate annualized base rent, or 6.9%, 4.2%, and 3.6%, respectively. As of December 31, 2011, we had 474 leases with a total of 388 client tenants, and 69, or 40%, of our 173 properties, were each leased to a single client tenant. As of December 31, 2011, our three largest client tenants accounted for approximately 13.6% of our aggregate annualized base rent, or 6.4%, 3.6%, and 3.6%, respectively.

COMMITMENTS As of December 31, 2012, remaining aggregate costs under contract for the construction of properties undergoing development, redevelopment, and generic life science infrastructure improvements under the terms of leases approximated $239.4 million. We expect payments for these obligations to occur over one to three years, subject to capital planning adjustments from time to time. We are also committed to funding approximately $55.5 million for certain investments over the next six years.

A 100% owned subsidiary of the Company previously executed a ground lease, as ground lessee, for certain property in New York City. The West Tower of the Alexandria Center™ for Life Science – New York City will be constructed on such ground-leased property. In November 2012, we commenced vertical construction of the West Tower. The ground lease provides that substantial completion of the West Tower occur by October 31, 2015, and requires satisfying conditions that include substantially completed construction in accordance with the plans. The ground lease also provides that by October 31, 2016, the ground lessee shall obtain a temporary or permanent certificate of occupancy for the core and shell of both the East Tower of the Alexandria Center™ for Life Science – New York City (which has occurred) and the West Tower.

In each case, the target dates above are subject to force majeure, to contractual cure rights, to other legal remedies available to ground lessees generally, and to change for any reason by agreement between both parties under the ground lease. If the above dates are not met, the ground lease provides contractual cure rights and the ground lease does not provide for the payment of additional rent, a late fee, or other monetary penalty.

RENTAL EXPENSE Our rental expense attributable to continuing operations for the years ended December 31, 2012, 2011, and 2010, was approximately $10.6 million, $10.2 million, and $8.8 million, respectively. These rental expense amounts include certain operating leases for our headquarters and field offices, and ground leases for 25 of our properties and four land development parcels. Ground leases generally require fixed annual rent payments and may also include escalation clauses and renewal options. Future minimum lease obligations under non-cancelable ground and other operating leases as of December 31, 2012, were as follows (in thousands):

YEAR	OFFICE LEASES	GROUND LEASES	TOTAL
2013	$ 804	$ 10,950	$ 11,754
2014	841	9,749	10,590
2015	886	9,604	10,490
2016	924	10,274	11,198
2017	969	10,341	11,310
Thereafter	1,911	611,984	613,895
Total	$ 6,335	$662,902	$669,237

Our operating lease obligations related to our office leases have remaining terms of approximately seven years, exclusive of extension options. Excluding one ground lease related to one operating property that expires in 2036 with a net book value of approximately $8.4 million at December 31, 2012, our lease obligations have remaining terms ranging from 41 to 196 years, including extension options.

Note 14 Stockholders' equity

ISSUANCE OF COMMON STOCK In June 2012, we established an "at the market" common stock offering program under which we may sell, from time to time, up to an aggregate of $250.0 million of our common stock through our sales agents, BNY Mellon Capital Markets, LLC and Credit Suisse Securities (USA) LLC, during a three-year period. During the year ended December 31, 2012, we sold an aggregate of 1,366,977 shares of common stock for gross proceeds of approximately $100.0 million at an average stock price of $73.15 and net proceeds of approximately $97.9 million, including commissions and other expenses of approximately $2.1 million. Net proceeds from the sales were used to pay down the outstanding balance on our unsecured senior line of credit or other borrowings, and for general corporate purposes. As of December 31, 2012, approximately $150.0 million of our common stock remained available for issuance under the "at the market" common stock offering program.

In May 2011, we sold 6,250,651 shares of our common stock in a follow-on offering (including 750,651 shares issued upon partial exercise of the underwriters' over-allotment option). The shares were issued at a price of $75.50 per share, resulting in aggregate proceeds of approximately $451.5 million (after deducting underwriters' discounts and other offering costs). This offering was used to fund the acquisition of 409 and 499 Illinois Street and to fund construction activities, among other uses. We acquired 409 and 499 Illinois Street, a newly and partially completed 453,256 rentable square foot life science laboratory development project located on a highly desirable waterfront location in the Mission Bay, San Francisco Bay Area market, for approximately $293.3 million. The property at 409 Illinois Street is a 241,659 rentable square foot tower that is 97% leased to a life science company through November 2023. The property at 499 Illinois Street is a vacant 211,597 rentable square foot tower in shell condition for which we plan to complete the development.

In September 2010, we sold 5,175,000 shares of our common stock in a follow-on offering (including 675,000 shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $69.25 per share, resulting in aggregate proceeds of approximately $342.3 million (after deducting underwriters' discounts and other offering costs).

In June 2010, we completed our exchange offer. Pursuant to the terms of the exchange offer, we issued 5,620,256 shares of our common stock and paid approximately $41.9 million in cash, as consideration for the exchange of approximately $232.7 million of our 8.00% Unsecured Convertible Notes. See Note 6, Secured and Unsecured Debt.

In September 2009, we sold 4,600,000 shares of our common stock in a follow-on offering (including shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $53.25 per share, resulting in aggregate proceeds of approximately $233.5 million (after deducting underwriters' discounts and other offering costs).

In March 2009, we sold 7,000,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $38.25 per share, resulting in aggregate proceeds of approximately $254.6 million (after deducting underwriters' discounts and other offering costs).

6.45% SERIES E PREFERRED STOCK OFFERING In March 2012, we completed a public offering of 5,200,000 shares of our Series E Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in net proceeds of approximately $124.9 million (after deducting underwriters' discounts and other offering costs). The proceeds were initially used to reduce the outstanding borrowings under our unsecured senior line of credit. We then borrowed funds under our unsecured senior line of credit to redeem our Series C Preferred Stock in April 2012. The dividends on our Series E Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of 6.45%, or $1.6125 per share. Our Series E Preferred Stock has no stated maturity date, is not subject to any sinking fund or mandatory redemption provisions, and is not redeemable before March 15, 2017, except to preserve our status as a REIT. On and after March 15, 2017, we may, at our option, redeem the Series E Preferred Stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends on the Series E Preferred Stock up to, but excluding, the redemption date. In addition, upon the occurrence of a change of control, we may, at our option, redeem the Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such change of control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends up to, but excluding, the date of redemption. Investors in our Series E Preferred Stock generally have no voting rights.

8.375% SERIES C PREFERRED STOCK REDEMPTION In April 2012, we redeemed all 5,185,500 outstanding shares of our Series C Preferred Stock at a price equal to $25.00 per share, or approximately $129.6 million in aggregate, and paid $0.5234375 per share, representing accumulated and unpaid dividends to the redemption date on such shares. We announced the redemption and recognized a preferred stock redemption charge of approximately $6.0 million to net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders in March 2012, related to the write-off of original issuance costs of the Series C Preferred Stock.

7.00% SERIES D CONVERTIBLE PREFERRED STOCK In March and April 2008, we completed a public offering of 10,000,000 shares of Series D Convertible Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $242.2 million (after deducting underwriters' discounts and other offering costs). The proceeds from this offering were used to pay down outstanding borrowings on our unsecured senior line of credit. The dividends on our Series D Convertible Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $1.75 per share. Our Series D Convertible Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions. We are not allowed to redeem our Series D Convertible Preferred Stock, except to preserve our status as a REIT. Investors in our Series D Convertible Preferred Stock generally have no voting rights. On or after April 20, 2013, we may, at our option, be able to cause some or all of our Series D Convertible Preferred Stock to be automatically converted if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option. Holders of our Series D Convertible Preferred Stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares initially at a conversion rate of 0.2477 shares of common stock per $25.00 liquidation preference, which was equivalent to an initial conversion price of approximately $100.93 per share of common stock. The conversion rate for the Series D Convertible Preferred Stock is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.78 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2012, the Series D Convertible Preferred Stock had a conversion rate of approximately 0.2480 shares of common stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $100.81 per share of common stock.

ACCUMULATED OTHER COMPREHENSIVE LOSS Accumulated other comprehensive loss attributable to Alexandria Real Estate Equities, Inc. consists of the following, as of December 31, 2012 and 2011 (in thousands):

DECEMBER 31,	2012	2011
Unrealized gain on marketable securities	$ 1,473	$ 3,834
Unrealized loss on interest rate swap agreements	(20,661)	(32,980)
Unrealized loss on foreign currency translation	(5,645)	(5,365)
Total	$(24,833)	$(34,511)

PREFERRED STOCK AND EXCESS STOCK AUTHORIZATIONS Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 15,200,000 shares were issued and outstanding as of December 31, 2012. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding as of December 31, 2012.

Note 15
Share-based compensation

STOCK PLAN We have a stock option and incentive plan for the purpose of attracting and retaining the highest-quality personnel, providing for additional incentives, and promoting the success of our Company by providing employees the opportunity to acquire common stock pursuant to (1) options to purchase common stock and (2) share awards. In May 2010, we amended and restated our stock option and incentive plan to increase the number of shares reserved for the grant of awards, implement a fungible reserve, and extend the term of the stock plan until May 2020, among other amendments. As of December 31, 2012, a total of 1,706,142 shares were reserved for the granting of future options and share awards under the stock plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire 10 years after the date of grant. We have not granted any stock options since 2002. No options were outstanding or exercisable as of December 31, 2012.

A summary of the stock option activity under our stock plan and related information for the years ended December 31, 2012, 2011, and 2010, follows:

YEAR ENDED DECEMBER 31,	2012		2011		2010	
	STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	**3,600**	**$42.94**	51,950	$43.82	118,325	$43.55
Granted	**–**	**–**	–	–	–	–
Exercised	**(3,600)**	**42.94**	(48,350)	43.88	(66,375)	43.34
Forfeited	**–**	**–**	–	–	–	–
Outstanding at end of year	**–**	**$ –**	3,600	$42.94	51,950	$43.82
Exercisable at end of year	**–**	**$ –**	3,600	$42.94	51,950	$43.82

In addition, the stock plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock that (1) may be fully vested upon issuance or (2) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a three-year period from the date of issuance, and the sale of the shares is restricted prior to the date of vesting. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

As of December 31, 2012 and 2011, there were 561,068 and 550,763 shares, respectively, of nonvested awards outstanding. During 2012, we granted 310,240 shares of common stock, 297,669 share awards vested, and 2,266 shares were forfeited. During 2011, we granted 333,479 shares of common stock, 269,076 share awards vested, and 2,650 shares were forfeited. During 2010, we granted 308,528 shares of common stock, 271,450 share awards vested, and 3,250 shares were forfeited. The weighted average grant-date fair value of share awards granted during 2012 was approximately $72.85 per share, and the total fair value of share awards vested, based on the market price on the vesting date, was approximately $21.3 million. As of December 31, 2012, there was $34.0 million of unrecognized compensation related to nonvested share awards under the stock plan, which is expected to be recognized over the next three years and has a weighted average period of approximately 12 months. Capitalized stock compensation was approximately $7.8 million, $8.5 million, and $8.4 million during the years ended December 31, 2012, 2011, and 2010, respectively, and is classified as a reduction of general and administrative expense in the accompanying consolidated statements of income.

Note 16
Noncontrolling interests

Noncontrolling interests represent the third-party interests in certain entities in which we have a controlling interest. These entities owned 10 properties and two development parcels as of December 31, 2012, and are included in our consolidated financial statements. Noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements.

Certain of our noncontrolling interests have the right to require us to redeem their ownership interests in the respective entities. We classify these ownership interests in the entities as redeemable noncontrolling interests outside of total equity in the accompanying consolidated balance sheets. Redeemable noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements. If the carrying amount of a redeemable noncontrolling interest is less than the maximum redemption value at the balance sheet date, such amount is adjusted to the maximum redemption value. Subsequent declines in the redemption value are recognized only to the extent that previous increases have been recognized. As of December 31, 2012 and 2011, our redeemable noncontrolling interest balances were approximately $14.6 million and $16.0 million, respectively. Our remaining noncontrolling interests, aggregating approximately $46.6 million and $42.6 million as of December 31, 2012 and 2011, respectively, do not have rights to require us to purchase their ownership interests and are classified in total equity in the accompanying consolidated balance sheets.

Note 17 Discontinued operations

The following is a summary of net assets of discontinued operations as of December 31, 2012 and 2011, and income from discontinued operations, net, for the years ended December 31, 2012, 2011, and 2010 (in thousands):

DECEMBER 31,	**2012**	2011
Properties "held for sale," net	**$76,440**	$88,408
Other assets	**4,546**	4,176
Total assets	**80,986**	92,584
Total liabilities	**(3,233)**	(3,532)
Net assets of discontinued operations	**$77,753**	$89,052

YEAR ENDED DECEMBER 31,	**2012**	2011	2010
Total revenues	**$ 24,706**	$26,298	$27,476
Operating expenses	**(9,496)**	(9,534)	(9,437)
Revenues less operating expenses	**15,210**	16,764	18,039
Interest expense	**–**	(65)	(133)
Depreciation expense	**(3,156)**	(4,939)	(5,433)
Gain on sale of real estate	**1,564**	–	24
Income from discontinued operations before impairment of real estate	**13,618**	11,760	12,497
Impairment of real estate	**(11,400)**	(994)	–
Income from discontinued operations, net	**$ 2,218**	$10,766	$12,497

Income from discontinued operations, net, for the year ended December 31, 2012, includes the results of operations of four operating properties that were classified as "held for sale" as of December 31, 2012, and the results of operations and gain related to the sale of six properties sold during the year ended December 31, 2012. Income from discontinued operations, net, for the year ended December 31, 2011, includes the results of operations of four operating properties that were classified as "held for sale" as of December 31, 2012, the results of operations of six properties sold during the year ended December 31, 2012, and the results of operations of one property sold during the year ended December 31, 2011. Income from discontinued operations, net, for the year ended December 31, 2010, includes the results of operations of four properties that were classified as "held for sale" as of December 2012, the results of operations of six properties sold during the year ended December 31, 2012, the results of operations of one property sold during the year ended December 31, 2011, and the results of operations and gain related to the sale of one property sold during the year ended December 31, 2010. For additional discussion regarding real estate asset sales, see discussion at Note 3, Investments in Real Estate, Net.

Note 18 Non-cash transactions

During the year ended December 31, 2012, our non-cash transactions included the receipt of a secured note receivable of approximately $6.1 million in connection with the sale of two properties in July 2012 for approximately $19.8 million.

Note 19 Quarterly financial data (unaudited)

The following is a summary of consolidated financial information on a quarterly basis for 2012 and 2011 (in thousands, except per share amounts):

	QUARTER			
2012	FIRST	SECOND	THIRD	FOURTH
Revenues (1)	**$138,432**	**$148,016**	**$145,455**	**$154,170**
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$ 18,368**	**$ 17,616**	**$ 10,646**	**$ 21,000**
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders:				
Basic and diluted (2)	**$ 0.30**	**$ 0.29**	**$ 0.17**	**$ 0.33**

	QUARTER			
2011	FIRST	SECOND	THIRD	FOURTH
Revenues (1)	$133,496	$137,426	$138,054	$139,249
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 24,365	$ 25,986	$ 24,662	$ 26,960
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders:				
Basic and diluted (2)	$ 0.44	$ 0.44	$ 0.40	$ 0.44

(1) All periods have been adjusted from amounts previously disclosed in our quarterly filings on Form 10-Q to reclassify amounts related to discontinued operations. See Note 17, Discontinued Operations.

(2) Quarterly earnings per common share amounts may not total to the annual amounts due to rounding and due to the change in the number of common shares outstanding.

Note 20 Condensed consolidating financial information

Alexandria Real Estate Equities, Inc. (the "Issuer") has sold certain debt securities registered under the Securities Act, as amended, that are fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P. (the "LP"), an indirectly 100% owned subsidiary of the Issuer. The Company's other subsidiaries, including, but not limited to, the subsidiaries that own substantially all of its real estate (collectively, the "Combined Non-Guarantor Subsidiaries") will not provide a guarantee of such securities, including the subsidiaries that are partially or 100% owned by the LP. The following condensed consolidating financial information presents the condensed consolidating balance sheets as of December 31, 2012 and 2011, and the condensed consolidating statements of income, comprehensive income, and cash flows for the years ended December 31, 2012, 2011, and 2010, for the Issuer, the guarantor subsidiary (the LP), the Combined Non-Guarantor Subsidiaries, the eliminations necessary to arrive at the information for Alexandria Real Estate Equities, Inc. on a consolidated basis, and consolidated amounts. In presenting the condensed consolidating financial statements, the equity method of accounting has been applied to (1) the Issuer's interests in the Guarantor Subsidiary and the Combined Non-Guarantor Subsidiaries, (2) the Guarantor Subsidiary's interests in the Combined Non-Guarantor Subsidiaries, and (3) the Combined Non-Guarantor Subsidiaries' interests in the Guarantor Subsidiary, where applicable, even though all such subsidiaries meet the requirements to be consolidated under GAAP. All intercompany balances and transactions between the Issuer, the Guarantor Subsidiary, and the Combined Non-Guarantor Subsidiaries have been eliminated, as shown in the column "Eliminations." All assets and liabilities have been allocated to the Issuer, the Guarantor Subsidiary, and the Combined Non-Guarantor Subsidiaries generally based on legal entity ownership.

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2012

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Assets					
Investments in real estate, net	$ 38,616	$ –	$6,385,962	$ –	$6,424,578
Cash and cash equivalents	98,567	1,914	40,490	–	140,971
Restricted cash	52	–	39,895	–	39,947
Tenant receivables	1	–	8,448	–	8,449
Deferred rent	1,876	–	168,520	–	170,396
Deferred leasing and financing costs, net	31,373	–	128,675	–	160,048
Investments	–	12,591	102,457	–	115,048
Investments in and advances to affiliates	5,833,368	5,358,882	110,101	(11,302,351)	–
Intercompany note receivable	3,021	–	–	(3,021)	–
Other assets	17,613	–	73,066	–	90,679
Total assets	$6,024,487	$5,373,387	$7,057,614	$(11,305,372)	$7,150,116
Liabilities, Noncontrolling Interests, and Equity					
Secured notes payable	$ –	$ –	$ 716,144	$ –	$ 716,144
Unsecured senior notes payable	549,805	–	–	–	549,805
Unsecured senior line of credit	566,000	–	–	–	566,000
Unsecured senior bank term loans	1,350,000	–	–	–	1,350,000
Accounts payable, accrued expenses, and tenant security deposits	75,728	–	347,980	–	423,708
Dividends payable	41,103	–	298	–	41,401
Intercompany notes payable	–	–	3,021	(3,021)	–
Total liabilities	2,582,636	–	1,067,443	(3,021)	3,647,058
Redeemable noncontrolling interests	–	–	14,564	–	14,564
Alexandria Real Estate Equities, Inc.'s stockholders' equity	3,441,851	5,373,387	5,928,964	(11,302,351)	3,441,851
Noncontrolling interests	–	–	46,643	–	46,643
Total equity	3,441,851	5,373,387	5,975,607	(11,302,351)	3,488,494
Total liabilities, noncontrolling interests, and equity	$6,024,487	$5,373,387	$7,057,614	$(11,305,372)	$7,150,116

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2011

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Assets					
Investments in real estate, net	$ 46,795	$ –	$5,961,645	$ –	$6,008,440
Cash and cash equivalents	10,608	–	67,931	–	78,539
Restricted cash	40	–	23,292	–	23,332
Tenant receivables	12	–	7,468	–	7,480
Deferred rent	1,615	–	140,482	–	142,097
Deferred leasing and financing costs, net	25,364	–	110,186	–	135,550
Investments	–	13,385	82,392	–	95,777
Investments in and advances to affiliates	5,443,778	5,020,525	105,284	(10,569,587)	–
Intercompany note receivable	2,195	–	–	(2,195)	–
Other assets	18,643	–	64,271	–	82,914
Total assets	$5,549,050	$5,033,910	$6,562,951	$(10,571,782)	$6,574,129
Liabilities, Noncontrolling Interests, and Equity					
Secured notes payable	$ –	$ –	$ 724,305	$ –	$ 724,305
Unsecured senior notes payable	84,959	–	–	–	84,959
Unsecured senior line of credit	370,000	–	–	–	370,000
Unsecured senior bank term loans	1,600,000	–	–	–	1,600,000
Accounts payable, accrued expenses, and tenant security deposits	83,488	–	241,905	–	325,393
Dividends payable	36,302	–	277	–	36,579
Intercompany notes payable	–	–	2,195	(2,195)	–
Total liabilities	2,174,749	–	968,682	(2,195)	3,141,236
Redeemable noncontrolling interests	–	–	16,034	–	16,034
Alexandria Real Estate Equities, Inc.'s stockholders' equity	3,374,301	5,033,910	5,535,677	(10,569,587)	3,374,301
Noncontrolling interests	–	–	42,558	–	42,558
Total equity	3,374,301	5,033,910	5,578,235	(10,569,587)	3,416,859
Total liabilities, noncontrolling interests, and equity	$5,549,050	$5,033,910	$6,562,951	$(10,571,782)	$6,574,129

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Revenues:					
Rental	$ –	$ –	$432,452	$ –	$432,452
Tenant recoveries	–	–	135,186	–	135,186
Other income	6,890	1,292	23,306	(13,053)	18,435
Total revenues	6,890	1,292	590,944	(13,053)	586,073
Expenses:					
Rental operations	–	–	174,523	–	174,523
General and administrative	44,309	3	16,536	(13,053)	47,795
Interest	46,673	–	22,511	–	69,184
Depreciation and amortization	5,383	–	183,467	–	188,850
Impairment of land parcel	–	–	2,050	–	2,050
Loss on early extinguishment of debt	2,225	–	–	–	2,225
Total expenses	98,590	3	399,087	(13,053)	484,627
(Loss) income from continuing operations before equity in earnings of affiliates	(91,700)	1,289	191,857	–	101,446
Equity in earnings of affiliates	194,566	183,139	3,638	(381,343)	–
Income from continuing operations	102,866	184,428	195,495	(381,343)	101,446
(Loss) income from discontinued operations					
Income from discontinued operations before impairment of real estate	5,660	–	7,958	–	13,618
Impairment of real estate	(6,400)	–	(5,000)	–	(11,400)
(Loss) income from discontinued operations, net	(740)	–	2,958	–	2,218
Gain on sale of land parcel	–	–	1,864	–	1,864
Net income	102,126	184,428	200,317	(381,343)	105,528
Net income attributable to noncontrolling interests	–	–	3,402	–	3,402
Dividends on preferred stock	27,328	–	–	–	27,328
Preferred stock redemption charge	5,978	–	–	–	5,978
Net income attributable to unvested restricted stock awards	1,190	–	–	–	1,190
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 67,630	$184,428	$196,915	$(381,343)	$ 67,630

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Revenues:					
Rental	$ –	$ –	$414,164	$ –	$414,164
Tenant recoveries	–	–	128,299	–	128,299
Other income	8,356	(452)	10,678	(12,820)	5,762
Total revenues	8,356	(452)	553,141	(12,820)	548,225
Expenses:					
Rental operations	–	–	159,567	–	159,567
General and administrative	36,263	17	17,667	(12,820)	41,127
Interest	38,582	–	24,796	–	63,378
Depreciation and amortization	3,256	–	149,831	–	153,087
Loss on early extinguishment of debt	6,485	–	–	–	6,485
Total expenses	84,586	17	351,861	(12,820)	423,644
(Loss) income from continuing operations before equity in earnings of affiliates	(76,230)	(469)	201,280	–	124,581
Equity in earnings of affiliates	202,829	192,143	3,793	(398,765)	–
Income from continuing operations	126,599	191,674	205,073	(398,765)	124,581
Income from discontinued operations	4,819	–	6,941	–	11,760
Income from discontinued operations before impairment of real estate					
Impairment of real estate	–	–	(994)	–	(994)
Income from discontinued operations, net	4,819	–	5,947	–	10,766
Gain on sale of land parcel	–	–	46	–	46
Net income	131,418	191,674	211,066	(398,765)	135,393
Net income attributable to noncontrolling interests	–	–	3,975	–	3,975
Dividends on preferred stock	28,357	–	–	–	28,357
Net income attributable to unvested restricted stock awards	1,088	–	–	–	1,088
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$101,973	$191,674	$207,091	$(398,765)	$101,973

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Revenues:					
Rental	$ –	$ –	$350,079	$ –	$350,079
Tenant recoveries	–	–	105,423	–	105,423
Other income	7,884	930	8,395	(12,090)	5,119
Total revenues	7,884	930	463,897	(12,090)	460,621
Expenses:					
Rental operations	–	–	123,309	–	123,309
General and administrative	32,087	11	14,337	(12,090)	34,345
Interest	42,991	–	26,518	–	69,509
Depreciation and amortization	3,964	–	117,243	–	121,207
Loss on early extinguishment of debt	45,168	–	–	–	45,168
Total expenses	124,210	11	281,407	(12,090)	393,538
(Loss) income from continuing operations before equity in earnings of affiliates	(116,326)	919	182,490	–	67,083
Equity in earnings of affiliates	246,710	236,472	4,686	(487,868)	–
Income from continuing operations	130,384	237,391	187,176	(487,868)	67,083
Income from discontinued operations, net	4,909	–	7,588	–	12,497
Gain on sale of land parcel	–	–	59,442	–	59,442
Net income	135,293	237,391	254,206	(487,868)	139,022
Net income attributable to noncontrolling interests	–	–	3,729	–	3,729
Dividends on preferred stock	28,357	–	–	–	28,357
Net income attributable to unvested restricted stock awards	995	–	–	–	995
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 105,941	$237,391	$250,477	$(487,868)	$105,941

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Net income	$102,126	$184,428	$200,317	$(381,343)	$105,528
Other comprehensive income (loss)					
Unrealized gains (losses) on marketable securities					
Unrealized holding (losses) gains arising during the period	–	(319)	1,309	–	990
Reclassification adjustment for losses (gains) included in net income	–	155	(3,506)	–	(3,351)
Unrealized gains (losses) on marketable securities, net	–	(164)	(2,197)	–	(2,361)
Unrealized gains on interest rate swaps					
Unrealized interest rate swap losses arising during the period	(9,990)	–	–	–	(9,990)
Reclassification adjustment for amortization of interest expense included in net income	22,309	–	–	–	22,309
Unrealized gains on interest rate swaps, net	12,319	–	–	–	12,319
Foreign currency translation gains	–	–	(318)	–	(318)
Total other comprehensive income (loss)	12,319	(164)	(2,515)	–	9,640
Comprehensive income	114,445	184,264	197,802	(381,343)	115,168
Comprehensive income attributable to noncontrolling interests	–	–	(3,364)	–	(3,364)
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$114,445	$184,264	$194,438	$(381,343)	$111,804

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2011

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Net income	$131,418	$194,608	$214,001	$(404,634)	$135,393
Other comprehensive income					
Unrealized gains (losses) on marketable securities					
Unrealized holding gains arising during the period	–	148	90	–	238
Reclassification adjustment for losses (gains) included in net income	–	28	(2,589)	–	(2,561)
Unrealized gains (losses) on marketable securities, net	–	176	(2,499)	–	(2,323)
Unrealized gains on interest rate swaps					
Unrealized interest rate swap losses arising during the period	(9,630)	–	–	–	(9,630)
Reclassification adjustment for amortization of interest expense included in net income	21,457	–	–	–	21,457
Unrealized gains on interest rate swaps, net	11,827	–	–	–	11,827
Foreign currency translation gains (losses)	–	–	(25,605)	–	(25,605)
Total other comprehensive income (loss)	11,827	176	(28,104)	–	(16,101)
Comprehensive income	143,245	194,784	185,897	(404,634)	119,292
Comprehensive income attributable to noncontrolling interests	–	–	(4,050)	–	(4,050)
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$143,245	$194,784	$181,847	$(404,634)	$115,242

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Net income	$135,293	$237,751	$254,567	$(488,589)	$139,022
Other comprehensive income					
Unrealized gains (losses) on marketable securities					
Unrealized holding (losses) gains arising during the period	–	(247)	539	–	292
Reclassification adjustment for losses (gains) included in net income	–	580	(1,995)	–	(1,415)
Unrealized gains (losses) on marketable securities, net	–	333	(1,456)	–	(1,123)
Unrealized gains on interest rate swaps					
Unrealized interest rate swap losses arising during the period	(25,313)	–	–	–	(25,313)
Reclassification adjustment for amortization of interest expense included in net income	30,629	–	–	–	30,629
Unrealized gains on interest rate swaps, net	5,316	–	–	–	5,316
Foreign currency translation gains	–	–	11,306	–	11,306
Total other comprehensive income	5,316	333	9,850	–	15,499
Comprehensive income	140,609	238,084	264,417	(488,589)	154,521
Comprehensive income attributable to noncontrolling interests	–	–	(3,833)	–	(3,833)
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$140,609	$238,084	$260,584	$(488,589)	$150,688

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2012

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Operating Activities					
Net income	$ 102,126	$ 184,428	$ 200,317	$(381,343)	$ 105,528
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	6,490	–	185,515	–	192,005
Loss on early extinguishment of debt	2,225	–	–	–	2,225
Gain on sale of land parcel	–	–	(1,864)	–	(1,864)
Gain on sale of real estate	–	–	(1,564)	–	(1,564)
Impairment of real estate	6,400	–	5,000	–	11,400
Impairment of land parcel	–	–	2,050	–	2,050
Amortization of loan fees and costs	9,204	–	628	–	9,832
Amortization of debt premiums/discounts	114	–	397	–	511
Amortization of acquired above and below market leases	–	–	(3,200)	–	(3,200)
Deferred rent	(224)	–	(28,232)	–	(28,456)
Stock compensation expense	14,160	–	–	–	14,160
Equity in income related to investments	–	26	–	–	26
Equity in income related to subsidiaries	(194,566)	(183,139)	(3,638)	381,343	–
Gain on sales of investments	–	(1,510)	(13,508)	–	(15,018)
Loss on sales of investments	–	195	2,416	–	2,611
Changes in operating assets and liabilities:					
Restricted cash	(12)	–	(249)	–	(261)
Tenant receivables	11	–	(992)	–	(981)
Deferred leasing costs	(305)	–	(44,794)	–	(45,099)
Other assets	1,329	–	(5,398)	–	(4,069)
Intercompany receivables and payables	(826)	–	826	–	–
Accounts payable, accrued expenses, and tenant security deposits	6,172	–	59,525	–	65,697
Net cash (used in) provided by operating activities	(47,702)	–	353,235	–	305,533
Investing Activities					
Proceeds from sale of properties	–	–	36,179	–	36,179
Distributions from unconsolidated real estate entity related to sale of land parcel	–	–	22,250	–	22,250
Additions to properties	(1,313)	–	(547,717)	–	(549,030)
Purchase of properties	–	–	(42,171)	–	(42,171)
Change in restricted cash related to construction projects	–	–	(9,377)	–	(9,377)
Contributions to unconsolidated real estate entity	–	–	(6,700)	–	(6,700)
Investments in subsidiaries	(197,665)	(158,022)	(1,179)	356,866	–
Additions to investments	–	(353)	(35,941)	–	(36,294)
Proceeds from investments	–	2,600	24,443	–	27,043
Net cash used in investing activities	$ (198,978)	$ (155,775)	$ (560,213)	$ 356,866	$ (558,100)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2012 (CONTINUED)

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Financing Activities					
Principal borrowings from secured notes payable	$ –	$ –	$ 17,810	$ –	$ 17,810
Repayments of borrowings from secured notes payable	–	–	(26,367)	–	(26,367)
Proceeds from issuance of unsecured senior notes payable	544,650	–	–	–	544,650
Repurchase of unsecured senior convertible notes	(84,801)	–	–	–	(84,801)
Principal borrowings from unsecured senior line of credit	847,147	–	–	–	847,147
Repayments of borrowings from unsecured senior line of credit	(651,147)	–	–	–	(651,147)
Repayment of unsecured senior bank term loan	(250,000)	–	–	–	(250,000)
Redemption of Series C Preferred Stock	(129,638)	–	–	–	(129,638)
Proceeds from issuance of Series E Preferred Stock	124,868	–	–	–	124,868
Proceeds from issuance of common stock	97,890	–	–	–	97,890
Transfer to/from parent company	–	157,689	199,177	(356,866)	–
Change in restricted cash related to financings	–	–	(7,428)	–	(7,428)
Deferred financing costs paid	(10,180)	–	(3,045)	–	(13,225)
Proceeds from exercise of stock options	155	–	–	–	155
Dividends paid on common stock	(126,498)	–	–	–	(126,498)
Dividends paid on preferred stock	(27,819)	–	–	–	(27,819)
Distributions to redeemable noncontrolling interests	–	–	(1,249)	–	(1,249)
Redemption of redeemable noncontrolling interests	12	–	(462)	–	(450)
Contributions by noncontrolling interests	–	–	1,875	–	1,875
Distributions to noncontrolling interests	–	–	(913)	–	(913)
Net cash provided by financing activities	334,639	157,689	179,398	(356,866)	314,860
Effect of foreign exchange rate changes on cash and cash equivalents	–	–	139	–	139
Net increase (decrease) in cash and cash equivalents	87,959	1,914	(27,441)	–	62,432
Cash and cash equivalents at beginning of period	10,608	–	67,931	–	78,539
Cash and cash equivalents at end of period	$ 98,567	$ 1,914	$ 40,490	$ –	$ 140,971
Supplemental Disclosure of Cash Flow Information					
Cash paid during the period for interest, net of interest capitalized	$ 39,298	$ –	$ 13,263	$ –	$ 52,561
Non-Cash Investing Activities					
Note receivable from sale of real estate	$ –	$ –	$ (6,125)	$ –	$ (6,125)
Write-off of fully amortized improvements	$ –	$ –	$ (17,730)	$ –	$ (17,730)
Changes in accrued capital expenditures	$ (2,000)	$ –	$ 48,087	$ –	$ 46,087

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Operating Activities					
Net income	$ 131,418	$ 191,674	$ 211,066	$ (398,765)	$ 135,393
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	4,938	–	153,088	–	158,026
Loss on early extinguishment of debt	6,485	–	–	–	6,485
Gain on sale of land parcel	–	–	(46)	–	(46)
Impairment of real estate	–	–	994	–	994
Amortization of loan fees and costs	6,915	–	2,385	–	9,300
Amortization of debt premiums/ discounts	3,534	–	285	–	3,819
Amortization of acquired above and below market leases	–	–	(9,332)	–	(9,332)
Deferred rent	100	–	(26,897)	–	(26,797)
Stock compensation expense	11,755	–	–	–	11,755
Equity in income related to subsidiaries	(202,829)	(192,143)	(3,793)	398,765	–
Gain on sales of investments	–	(427)	(4,419)	–	(4,846)
Loss on sales of investments	–	883	912	–	1,795
Changes in operating assets and liabilities:					
Restricted cash	4	–	(469)	–	(465)
Tenant receivables	(12)	–	(2,347)	–	(2,359)
Deferred leasing costs	(699)	–	(55,527)	–	(56,226)
Other assets	2,550	–	(24,909)	–	(22,359)
Intercompany receivables and payables	(1,418)	–	1,418	–	–
Accounts payable, accrued expenses, and tenant security deposits	6,274	–	35,549	–	41,823
Net cash (used in) provided by operating activities	(30,985)	(13)	277,958	–	246,960
Investing Activities					
Proceeds from sale of properties	–	–	20,078	–	20,078
Additions to properties	(1,624)	–	(428,414)	–	(430,038)
Purchase of properties	–	–	(305,030)	–	(305,030)
Change in restricted cash related to construction projects	–	–	(2,183)	–	(2,183)
Contributions to unconsolidated real estate entity	–	–	(5,256)	–	(5,256)
Investments in subsidiaries	(548,884)	(477,482)	(11,951)	1,038,317	–
Additions to investments	–	(2,451)	(25,548)	–	(27,999)
Proceeds from investments	–	3,471	13,378	–	16,849
Net cash used in investing activities	$ (550,508)	$ (476,462)	$ (744,926)	$1,038,317	$ (733,579)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011 (CONTINUED)

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Financing Activities					
Principal borrowings from secured notes payable	$ –	$ –	$ (66,849)	$ –	$ (66,849)
Repurchase of unsecured senior convertible notes	(221,439)	–	–	–	(221,439)
Principal borrowings from unsecured senior line of credit	1,406,000	–	–	–	1,406,000
Repayments of borrowings from unsecured senior line of credit	(1,784,000)	–	–	–	(1,784,000)
Principal borrowings from unsecured senior bank term loan	1,350,000	–	–	–	1,350,000
Repayments of unsecured senior bank term loans	(500,000)	–	–	–	(500,000)
Proceeds from issuance of common stock	451,539	–	–	–	451,539
Transfer to/from parent company	–	475,873	562,444	(1,038,317)	–
Change in restricted cash related to financings	–	–	7,311	–	7,311
Deferred financing costs paid	(25,493)	–	(1,823)	–	(27,316)
Proceeds from exercise of stock options	2,117	–	–	–	2,117
Dividends paid on common stock	(106,889)	–	–	–	(106,889)
Dividends paid on preferred stock	(28,357)	–	–	–	(28,357)
Contributions by redeemable noncontrolling interests	–	–	9	–	9
Distributions to redeemable noncontrolling interests	–	–	(1,263)	–	(1,263)
Contributions by noncontrolling interests	–	–	1,000	–	1,000
Distributions to noncontrolling interests	–	–	(2,707)	–	(2,707)
Net cash provided by financing activities	543,478	475,873	498,122	(1,038,317)	479,156
Effect of foreign exchange rate changes on cash and cash equivalents	–	–	(5,230)	–	(5,230)
Net (decrease) increase in cash and cash equivalents	(38,015)	(602)	25,924	–	(12,693)
Cash and cash equivalents at beginning of period	48,623	602	42,007	–	91,232
Cash and cash equivalents at end of period	$ 10,608	$ –	$ 67,931	$ –	$ 78,539
Supplemental Disclosure of Cash Flow Information					
Cash paid during the period for interest, net of interest capitalized	$ 30,292	$ –	$ 22,032	$ –	$ 52,324
Non-Cash Investing Activities					
Changes in accrued capital expenditures	$ (987)	$ –	$ 4,479	$ –	$ 3,492

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2010

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Operating Activities					
Net income	$ 135,293	$ 237,391	$ 254,206	$(487,868)	$ 139,022
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	5,631	–	121,009	–	126,640
Loss on early extinguishment of debt	45,168	–	–	–	45,168
Gain on sale of land parcel	–	–	(59,442)	–	(59,442)
Gain on sale of real estate	–	–	(24)	–	(24)
Amortization of loan fees and costs	5,411	–	2,481	–	7,892
Amortization of debt premiums/ discounts	9,942	–	57	–	9,999
Amortization of acquired above and below market leases	–	–	(7,868)	–	(7,868)
Deferred rent	(4)	–	(22,828)	–	(22,832)
Stock compensation expense	10,816	–	–	–	10,816
Equity in income related to investments	–	(48)	–	–	(48)
Equity in income related to subsidiaries	(246,710)	(236,472)	(4,686)	487,868	–
Gain on sales of investments	–	(988)	(1,314)	–	(2,302)
Loss on sales of investments	–	111	192	–	303
Changes in operating assets and liabilities:					
Restricted cash	56	–	1,623	–	1,679
Tenant receivables	–	–	(1,301)	–	(1,301)
Deferred leasing costs	(815)	–	(26,762)	–	(27,577)
Other assets	2,194	–	(4,033)	–	(1,839)
Intercompany receivables and payables	2,178	–	(2,178)	–	–
Accounts payable, accrued expenses, and tenant security deposits	10,635	–	(1,915)	–	8,720
Net cash (used in) provided by operating activities	(20,205)	(6)	247,217	–	227,006
Investing Activities					
Proceeds from sale of properties	–	–	275,979	–	275,979
Transfer of cash to unconsolidated real estate entity upon deconsolidation	–	–	(154)	–	(154)
Additions to properties	(1,599)	–	(422,331)	–	(423,930)
Purchase of properties	–	–	(301,709)	–	(301,709)
Change in restricted cash related to construction projects	–	–	18,178	–	18,178
Contributions to unconsolidated real estate entity	–	–	(3,016)	–	(3,016)
Investments in subsidiaries	(362,034)	(328,917)	(6,830)	697,781	–
Additions to investments	–	(505)	(14,302)	–	(14,807)
Proceeds from investments	–	2,206	2,508	–	4,714
Net cash used in investing activities	$ (363,633)	$(327,216)	$ (451,677)	$ 697,781	$ (444,745)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2010 (CONTINUED)

(IN THOUSANDS)	ALEXANDRIA REAL ESTATE EQUITIES, INC. (ISSUER)	ALEXANDRIA REAL ESTATE EQUITIES, L.P. (GUARANTOR SUBSIDIARY)	COMBINED NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Financing Activities					
Repayments of borrowings from secured notes payable	$ –	$ –	$(129,938)	$ –	$(129,938)
Payment on exchange of 8.00% Unsecured Senior Convertible Notes	(43,528)	–	–	–	(43,528)
Principal borrowings from unsecured senior line of credit	854,000	–	–	–	854,000
Repurchase of unsecured senior convertible notes	(97,309)	–	–	–	(97,309)
Repayments of borrowings from unsecured senior line of credit	(582,000)	–	–	–	(582,000)
Proceeds from issuance of common stock	342,342	–	–	–	342,342
Transfer to/from parent company	–	327,824	369,957	(697,781)	–
Change in restricted cash related to financings	–	–	(1,853)	–	(1,853)
Deferred financing costs paid	(1,874)	–	(3,399)	–	(5,273)
Proceeds from exercise of stock options	2,877	–	–	–	2,877
Dividends paid on common stock	(67,874)	–	–	–	(67,874)
Dividends paid on preferred stock	(28,357)	–	–	–	(28,357)
Contributions by redeemable noncontrolling interests	–	–	674	–	674
Distributions to redeemable noncontrolling interests	–	–	(1,331)	–	(1,331)
Redemption of redeemable noncontrolling interests	–	–	(2,346)	–	(2,346)
Contributions by noncontrolling interests	–	–	723	–	723
Distributions to noncontrolling interests	–	–	(2,895)	–	(2,895)
Net cash provided by financing activities	378,277	327,824	229,592	(697,781)	237,912
Effect of foreign exchange rate changes on cash and cash equivalents	–	–	431	–	431
Net increase (decrease) in cash and cash equivalents	(5,561)	602	25,563	–	20,604
Cash and cash equivalents at beginning of period	54,184	–	16,444	–	70,628
Cash and cash equivalents at end of period	$ 48,623	$ 602	$ 42,007	$ –	$ 91,232
Supplemental Disclosure of Cash Flow Information					
Cash paid during the period for interest, net of interest capitalized	$ 32,855	$ –	$ 24,343	$ –	$ 57,198
Non-Cash Investing Activities					
Changes in accrued capital expenditures	$ 584	$ –	$ (3,975)	$ –	$ (3,391)

Note 21 Subsequent events

In January 2013, we executed a lease for 244,123 rentable square feet at 75/125 Binney Street, located in the Greater Boston market, and in the first quarter of 2013, we expect to commence development of this 386,275 rentable square feet, 63% pre-leased project.

In January 2013, we completed the sale of 1124 Columbia Street, a building with 203,817 rentable square feet, and two land parcels located in the Seattle market, for a sales price of approximately $42.6 million and received a $29.8 million three-year note receivable, to a buyer expected to renovate and reposition the property for medical office use. No gain or loss was recognized upon sale.

In February 2013, we completed the sale of 25/35/45 West Watkins Mill Road, 1201 Clopper Road, two buildings with an aggregate of 282,523 rentable square feet, and a land parcel located in the Suburban Washington, D.C., market, for a sales price of approximately $41.4 million, to a buyer expected to renovate and reposition these properties. We recognized a gain on sale of approximately $0.1 million.

Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is traded on the NYSE under the symbol "ARE." On February 22, 2013, the last reported sales price per share of our common stock was $72.12, and there were approximately 280 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of Cede & Co.). The following table sets forth the quarterly high and low trading prices per share of our common stock as reported on the NYSE and the distributions declared by us with respect to our common stock for each such period (distributions were paid in the quarter following the quarter in which the distribution was declared):

PERIOD	HIGH	LOW	PER SHARE DISTRIBUTION
2012			
Fourth Quarter	**$74.59**	**$64.09**	**$0.56**
Third Quarter	**$77.10**	**$70.97**	**$0.53**
Second Quarter	**$76.50**	**$67.40**	**$0.51**
First Quarter	**$74.45**	**$66.90**	**$0.49**
2011			
Fourth Quarter	$71.07	$56.10	$0.49
Third Quarter	$85.33	$59.33	$0.47
Second Quarter	$83.08	$75.09	$0.45
First Quarter	$80.72	$72.99	$0.45

Future distributions on our common stock will be determined by and at the discretion of our Board of Directors and will depend on a number of factors, including actual cash available for distribution, our financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, restrictions under Maryland law, and such other factors as our Board of Directors deems relevant. To maintain our qualification as a REIT, we must make annual distributions to stockholders of at least 90% of our taxable income for the current taxable year, determined without regard to deductions for dividends paid and excluding any net capital gains. Under certain circumstances, we may be required to make distributions in excess of cash flow available for distributions to meet these distribution requirements. In such a case, we may borrow funds or may raise funds through the issuance of additional debt or equity capital. No dividends can be paid on our common stock unless we have paid full cumulative dividends on our Series D Convertible Preferred Stock and our Series E Preferred Stock. From the date of issuance of our preferred stock through December 31, 2012, we have paid full cumulative dividends on our Series D Convertible Preferred Stock and Series E Preferred Stock. We cannot assure our stockholders that we will make any future distributions.

Directors and Officers

BOARD OF DIRECTORS

Joel S. Marcus
Chairman of the Board and
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International LLC

John L. Atkins III
Chairman and Chief Executive Officer
O'Brien/Atkins Associates, PA

Maria C. Freire, PhD
President and Executive Director
Foundation for National Institutes
of Health

Richard H. Klein, CPA
Independent Business Consultant

James H. Richardson
Senior Management Consultant

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

EXECUTIVE OFFICERS

Joel S. Marcus
Chief Executive Officer

Dean A. Shigenaga
Chief Financial Officer

Stephen A. Richardson
Chief Operating Officer and
Regional Market Director – San Francisco Bay Area

Peter M. Moglia
Chief Investment Officer

Thomas J. Andrews
Executive Vice President
Regional Market Director – Greater Boston

Daniel J. Ryan
Executive Vice President
Regional Market Director – San Diego and
Strategic Operations

SENIOR OFFICERS

Marc E. Binda
Vincent R. Ciruzzi, Jr.
John J. Cox
John H. Cunningham
Lawrence J. Diamond
Andres R. Gavinet
Jennifer J. Pappas

Corporate Information

COMMON STOCK
Listed on the New York
Stock Exchange
Symbol "ARE"

CORPORATE OFFICES
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 578-0777

TRANSFER AGENT
American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

LEGAL COUNSEL
Morrison & Foerster LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Los Angeles, California

ANNUAL MEETING
The annual meeting will be held
at 11:00 a.m., Pacific Daylight Time,
May 20, 2013, at
The Ritz-Carlton, Marina del Rey
4375 Admiralty Way
Marina del Rey, California 90292

SEC FORM 10-K
A copy of the Company's Annual Report
on Form 10-K, as filed with the Securities
and Exchange Commission, is available
without charge, upon written request to:

Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 396-4828
corporateinformation@are.com
www.are.com

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BACK COVER

17.
2003 Joel S. Marcus co-founds Accelerator Corporation, a revolutionary corporate- and venture-backed vehicle for identifying, financing, and managing innovative biotechnology opportunities

18.
2003 Alexandria founds its Operation Outreach program, which assists in meeting the important needs of the men and women who serve to protect our nation

19.
2005 After a competitive RFP process, Alexandria is selected as the designated developer of New York City's first life science park

20.
2005 Alexandria breaks ground in Mission Bay, San Francisco, and begins to establish a world-class innovation cluster

21.
2006 Alexandria announces the purchase of Alexandria Technology Square®, the leading life science and technology campus in the heart of Cambridge, Massachusetts

22.
2007 Alexandria achieves its first LEED® certification with 681 Gateway Boulevard, which was the first laboratory facility to be certified under the U.S. Green Building Council's Core and Shell Pilot Program

23.
2007 Alexandria opens its first VCsuites®, a proprietary product for leading life science venture capitalists, at 1700 Owens Street in Mission Bay, San Francisco

24.
2010 Alexandria acquires key personnel and strategic facilities from Veralliance Properties, Inc. in San Diego

25.
2010 Alexandria opens New York City's first and only commercial life science park, the Alexandria Center™ for Life Science, located in the heart of Manhattan's East Side Medical Corridor

26.
2011 Alexandria launches the annual Alexandria Summit™, a groundbreaking forum for visionaries and thought leaders from the broad and diverse life science industry

27.
2011 Alexandria receives California's first LEED® Platinum Core and Shell Certification for its ARE Campus Pointe project in San Diego

28.
2011 Alexandria receives investment-grade ratings from Moody's and Standard & Poor's

29.
2011 Alexandria breaks ground on a build-to-suit facility for Biogen Idec Inc. at 225 Binney Street, the first development at the Alexandria Center™ at Kendall Square

30.
2012 Alexandria executes its debut bond offering with 10-year unsecured senior notes payable aggregating $550 million with an interest rate of 4.6%

31.
2012 Alexandria announces the construction start of the West Tower at the Alexandria Center™ for Life Science in New York City

32.
2012 Alexandria rings the closing bell at the New York Stock Exchange to celebrate the Company's 15th anniversary as a publicly traded company

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ALEXANDRIA.



ALEXANDRIA®